Exhibit 99.1
James Hardie Industries N.V. and Subsidiaries
INDEX TO FINANCIAL STATEMENTS
PREPARED UNDER DUTCH GAAP
31 March 2006
Contents

Annual report of the directors	2

Consolidated balance sheet as at 31 March 2006 and 2005	51

Consolidated profit and loss account 2006 and 2005	52

Consolidated cash flow statement 2006 and 2005	53

Notes to the consolidated balance sheet and profit and loss account	54

Balance sheet as at 31 March 2006 and 2005	100

Profit and loss account 2006 and 2005	101

Notes to the balance sheet and profit and loss account	103

Other information	109

Post fiscal year events

Profit appropriation according to the Articles of Association

Proposed profit appropriation

Auditors’ report	110

Directors’ Report
Your Joint Board Directors present their report on the consolidated entity consisting of James Hardie Industries NV (JHI NV) and the entities it controlled at the end of, or during, the year ended 31 March 2006 (collectively referred to as the company).
Directors
At the date of this report the members of the Supervisory Board are: Ms M Hellicar (Chairman), Mr JD Barr (Deputy Chairman), Messrs MR Brown, MJ Gillfillan, JRH Loudon and DG McGauchie; and the members of the Managing Board are: Messrs L Gries (CEO), BP Butterfield (General Counsel & Company Secretary) and RL Chenu (CFO). The Joint Board consists of all of the members of the Supervisory Board plus Mr Gries.
Changes in the Managing and Supervisory Boards between 1 April 2005 and the date of this report were:
•	Mr GJ Clark resigned from the Supervisory Board and Joint Board on 9 May 2006;

•	Mr PS Cameron resigned from the Supervisory Board and Joint Board on 19 January 2006;

•	Mr W Vlot, an interim member of the Managing Board since 22 October 2004, resigned from the Managing Board and as Company Secretary on 30 June 2005;

•	Mr L Gries, an interim member of the Managing Board since 22 October 2004, was appointed to the Managing Board by shareholders on 22 August 2005;

•	Mr BP Butterfield was appointed Company Secretary and an interim member of the Managing Board on 1 July 2005 and was appointed to the Managing Board by shareholders on 22 August 2005; and

•	Mr RL Chenu was appointed to the Managing Board by shareholders on 22 August 2005.
Directors’ qualifications, experience, special responsibilities and period in office are set out in the Directors’ profiles on pages 21 - 22 of this report.
Corporate Governance
Details of JHI NV’s corporate governance policies and procedures, including detailed information about the roles, structure and Charters of the Supervisory Board Committees, are set out on pages 38 - 49 of this report. Information about the activities of the Supervisory Board and its Committees appears below:
Attendance at meetings
Directors’ attendance at JHI NV Joint Board, Supervisory Board, Supervisory Board Committee and Managing Board meetings during the fiscal year ended 31 March 2006 is recorded below:

	Boards of Directors				Committee
	Joint		Supervisory						Nominating		Risk
Member	Board		Board		Audit		Remuneration		and Governance		Management
											Sub-committee[1]

	H	A	H	A	H	A	H	A	H	A	H	A

M Hellicar	20	20	20	20	9	9	4	4	3	3	—	—
JD Barr	20	16	20	16	—	—	4	4	—	—	—	—
MR Brown	20	17	20	17	9	9	—	—	—	—	—	—
MJ Gillfillan	20	18	20	18	9	9	—	—	—	—	—	—
JRH Loudon	20	15	20	15	9	8	4	4	—	—	—	—
DG McGauchie	20	18	20	18	—	—	—	—	3	3	—	—
L Gries	20	19	—	—	—	—	—	—	—	—	3	2

Former Members

GJ Clark	20	17	20	17	5	3	—	—	3	3	3	3
PS Cameron[2]	17	12	17	12	—	—	—	—	2	2	—	—

[1]	The Risk Management Sub-committee is a sub-committee of the Audit Committee.

[2]	Mr Cameron was granted leave of absence from the Boards from August until his resignation on 19 January 2006

Managing Board
Members

	H	A

L Gries	28	27
BP Butterfield	21	21
RL Chenu	17	15

Former Member

W Vlot	7	7

H	=	Number of meetings held during the time the Director held office or was a member of the Committee during the fiscal year.
A	=	Number of meetings attended during the time the Director held office or was a member of the Committee during the fiscal year. Non-Committee members also attend Committee meetings from time to time; these attendances are not shown.

Changes in Supervisory Board Directors’ interests in JHI NV securities
Changes in Supervisory Board Directors’ relevant interests in JHI NV securities between 1 April 2005 and 31 March 2006 are set out below:

		SBSP[1]
	Number of	22 Nov 2005			Number of
	Shares/CUFS	issue at	Shares/CUFS at	Market Purchase	Shares/CUFS at
	at 1 April 2005	A$8.64 per CUFS	date of resignation	24 March 2006	31 March 2006

Supervisory Board Directors

Meredith Hellicar	10,051	1,515	—	—	11,566
John Barr	22,068	758	—	—	22,826
Michael Brown	13,969	758	—	—	14,727
Michael Gillfillan	53,969	758	—	—	54,727
James Loudon	5,597	758	—	—	6,355
Donald McGauchie[2]	5,811	758	—	3,000	9,569

Former Supervisory Board Directors

Gregory Clark	13,358	758	—	—	14,116
Peter Cameron[3]	13,719	1,894	15,613	—	—

[1]	After approval of the Supervisory Board Share Plan (SBSP) at the 2002 Annual General Meeting, four general allotments have been made to participants. Details of these are set out at 4.6 below. The 22 November allotment followed the renewal of the SBSP at the 2005 Annual General Meeting.

[2]	Mr McGauchie holds 6,000 shares/CUFS as Trustee of a superannuation fund.

[3]	The Managing Board decided to release Mr Cameron’s shares from the two year escrow period following his death.
Options
Supervisory Board Directors do not receive options. Details of JHI NV options granted to Managing Board members and specified key executives throughout the company, and exercised during the reporting period, are set out in Note 5.3 to the consolidated financial statements.
Principal activities
Principal activities of the company during fiscal year 2006 were the manufacture and marketing of fibre cement products in the USA, Australia, New Zealand, the Philippines and Europe. The company also sells fibre cement products in Asia. The company sold its Chile Fibre Cement business in July 2005 because of its small scale and limited strategic fit.
Review and results of operations
A review of the company’s operations during the fiscal year and of the results of those operations is contained in Management’s Discussion and Analysis on pages 24 - 37.
Environmental regulations and performance
Protecting the environment is critical to the way the company does business, and we continue to seek means of using materials and energy more efficiently and to reduce waste and emissions.
Our integrated environmental, health and safety management system includes regular monitoring, auditing and reporting within the company. The system is designed to continually improve the company’s performance and systems with training, regular review, improvement plans and corrective action as priorities.
The manufacturing and other ancillary activities conducted by the company are subject to licenses, permits and agreements issued under environmental laws that apply in each respective location.
Under the applicable licenses and trade waste agreements, discharges to water, air and the sewerage system and noise emissions are to be maintained below specified limits. In addition, dust and odour emissions from the sites are regulated by local government authorities. The company employs dedicated resources and appropriate management systems at each site to ensure that our obligations are met. These resources are also employed to secure improvements in our systems and process that go beyond those required by law.
Solid wastes are removed to licensed landfills. Programs are in place to reduce waste that presently goes to landfills. These include expanded recycling programs.
Financial position, outlook and future needs
The financial position, outlook and future needs of the company are set out in Management’s Discussion and Analysis, on pages 24 - 37.

Directors’ Report
(continued)
Auditors
The company prepares its annual accounts in accordance with Dutch GAAP and US GAAP. Each set of accounts is audited by an independent registered public accounting firm in the countries concerned. The independent registered accounting firms have provided the company with a declaration of their independence.
Insurance and indemnification of Directors and officers
During the fiscal year, the company paid premiums for insurance policies insuring any past, present or future Director, secretary, executive officer or employee of the company, including the JHI NV Directors named above, against certain liabilities. In accordance with common commercial practice, the insurance policies prohibit disclosure of the nature of the insurance cover and the amount of the premiums.
JHI NV’s Articles of Association provide that JHI NV shall generally indemnify any person who is or was a member of JHI NV’s Managing, Supervisory or Joint Boards or one of JHI NVs employees, officers or agents, and who suffers any loss as a result of any action in connection with their service to JHI NV, provided they acted in good faith in carrying out their duties and in a manner they reasonably believed to be in JHI NV’s interest. This indemnification generally will not be available if the person seeking indemnification acted with gross negligence or wilful misconduct in the performance of their duties to JHI NV. A court in which an action is brought may, however, determine that indemnification is appropriate nonetheless.
During fiscal year 2006, Mr Butterfield and Mr Chenu, as newly- appointed members of the Managing Board of JHI NV, received a deed of indemnification in accordance with the Articles of Association and Dutch law.
Other disclosures
Readers are referred to the company’s Form 20-F document which is filed with the US Securities and Exchange Commission (SEC) annually, and which contains additional disclosures prescribed by the SEC. The Form 20-F filing can be accessed through the Investor Relations area of the company’s website (www.jameshardie.com), or from the company’s Registered Offices in Amsterdam and Sydney.
Significant changes in state of affairs
The company recorded an asbestos provision of US$715.6 million (A$1.0 billion) at 31 March 2006 because it is probable and estimable, in accordance with US GAAP FAS No. 5, that payments will be made to fund asbestos-related claims on a long-term basis.
On 22 March 2006 a wholly owned subsidiary of JHI NV received an amended assessment from the ATO for a tax return for the year ended 31 March 1999. Further information on the amended assessment is set out in Management’s Discussion and Analysis on pages 24 - 37 and in Note 5.6 to the consolidated financial statements.
Post fiscal year events
The Directors are not aware of any matter or circumstance since the end of fiscal year 2006 not otherwise dealt with in this annual report, that has significantly affected, or may significantly affect, the operations of the company, other than as contained in Management’s Discussion and Analysis on pages 24 — 37 and in Note 7.0 to the consolidated financial statements.
Dividends
The Managing Board has declared a final dividend of US 4.0 cents per share. CUFS holders will be paid the dividend in Australian currency on 6 July 2006 if they were registered as at the close of business on 14 June 2006 (AEST). ADR holders will receive payment in US currency.
During fiscal year 2006, JHI NV paid dividends of US 6.0 cents per share on 1 July 2005 and US 4.0 cents on 16 December 2005 totalling US$45.9 million. CUFS holders were paid in Australian currency. ADR holders received payment in US currency.

Remuneration Report
This remuneration report forms part of the Directors’ Report.
It explains James Hardie’s remuneration policies and arrangements, including the relationship between the company’s performance and rewards.
The report also provides detailed information about the remuneration of the company’s Supervisory Board Directors, Managing Board Directors and Specified Executives. The Managing Board Directors and Specified Executives are those who are responsible for planning, directing and controlling the company’s activities and those who were the five highest paid executives of James Hardie Industries NV and its subsidiaries in the fiscal year ended 31 March 2006. The individuals covered in this report are listed below:

Supervisory Board Directors
Current
Chairman
Meredith Hellicar	Chairman; member Nominating and
Governance Committee, Audit Committee
and Remuneration Committee

John Barr	Deputy Chairman; Chairman
Remuneration Committee

Michael Brown	Director; Chairman of the Audit
Committee

Michael Gillfillan	Director; member Audit Committee and
Nominating and Governance Committee

James Loudon	Director; member Audit Committee and
Remuneration Committee

Donald McGauchie	Director; Chairman of the Nominating and
Governance Committee

Former
Peter Cameron	Director; member Nominating and
Governance Committee (1 April 2005 —
19 January 2006)

Gregory Clark	Director; member Audit Committee and
Nominating and Governance Committee
(1 April 2005 — 8 May 2006)

Managing Board Directors
Current
Louis Gries	Chief Executive Officer

Benjamin Butterfield	Company Secretary and General Counsel

Russell Chenu	Chief Financial Officer

Former
W (Pim) Vlot	Company Secretary
(1 April 2005 — 30 June 2005)

Specified Executives
Current
James Chilcoff	Vice President — International

Mark Fisher	Vice President — Research
and Development

Dave Merkley	Executive Vice President — Engineering
and Process Development

Nigel Rigby	Vice President — Emerging Markets

Robert Russell	Vice President — Established Markets

Former
Don Merkley	Executive Vice President —
Research and Development
(1 April 2005-19 December 2005)
In preparing this remuneration report, James Hardie has chosen to comply on a voluntary basis with the Australian Corporations Act 2001 requirements in respect of remuneration reports.
Remuneration Committee
James Hardie has a Remuneration Committee that oversees the company’s overall remuneration structure, policies and programs, assesses whether the company’s remuneration structure establishes appropriate incentives for management and employees, and approves any significant changes in the company’s remuneration structure, policies and programs. It also:
•	administers and makes recommendations on the company’s incentive compensation and equity-based remuneration plans (2001 JHI NV Equity Incentive Plan; JHI NV Stock Appreciation Rights Incentive Plan; 2005 Managing Board Transitional Stock Option Plan (MBTSOP));

•	reviews the remuneration of Supervisory Board Directors for service on the Supervisory Board and Board Committees;

•	reviews the remuneration policy for members of the Managing Board Directors; and

•	makes recommendations to the Supervisory Board on the company’s recruitment, retention and termination policies and procedures for senior management.
The role, responsibilities and Charter of the Remuneration committee are set out in detail on pages 44 - 45 of the Corporate Governance Report within this annual report.

Directors’ Report
Remuneration Report
The Remuneration Committee has the authority to seek advice from outside counsel, experts, remuneration consultants and other advisors as it deems appropriate to assist it in the full performance of its functions. During fiscal year 2006, the committee retained the following advisors:

Advisor	Services provided

Egan Associates	Australian Non-Executive Directors’ compensation and benchmarking

Australian executives’ compensation and benchmarking

FW Cook Associates	US Non-Executive Directors’ compensation and benchmarking

Hewitt Associates	Long-term incentive plan design and target study

Huron Consulting Group	Reviewed Economic Profit Incentive Plan and assisted in setting targets for FY07-FY09.

At the date of this report, the members of the Remuneration Committee are Mr John Barr (Chairman), Mr James Loudon and Ms Meredith Hellicar.
1. Remuneration for CEO and Key Executives
1.1 Objectives
James Hardie aims to provide market-competitive total compensation by offering a package of fixed pay and benefits and variable performance pay, based on both long and short-term incentives which link executive remuneration with the interests of shareholders and attract and retain high-performing executives to ensure the success of the business.
1.2 Policy
The company’s executive compensation program is based on a pay-for-performance policy that differentiates compensation amounts based on an evaluation of performance in two basic areas: the business and the individual.
1.3 Setting remuneration packages
The CEO’s remuneration package is approved by the Remuneration Committee, which recommends it to the Supervisory Board for final approval. The CEO makes recommendations to the Remuneration Committee on the compensation of the company’s key executives, based on performance, as well as assessments and advice from independent compensation consultants regarding the compensation practices of the company, and other practices specific to the markets and countries in which the company operates and the executives are based.
The Remuneration Committee makes the final compensation decisions concerning these executives.
1.4 Structure
Remuneration for the CEO and senior executives is divided into Not at Risk and At Risk components, in the proportions shown in the following table and as described, below:
1.4.1 Remuneration components

	Remuneration Not At Risk		Remuneration At Risk[1]
	Salary, non-cash						Equity (stock
	benefits,						options or stock
	superannuation,		Short-Term		Long-Term Cash		appreciation
	401(k) etc		Cash Incentive		Incentive		rights)		Total at Risk
	US$	%	US$	%	US$	%	US$	%	US$	%

Managing Board Directors
L Gries	904,294	22	750,000	19	215,210	5	2,152,500	54	3,117,710	78
Russell Chenu	704,367	65	186,300	17	0	0	193,725	18	380,025	35
Benjamin Butterfield	567,290	45	204,750	16	0	0	495,075	39	699,825	55

Former Managing Board Director
W (Pim) Vlot	78,130	100	—	—	—	—	—	—	—	—

Current Specified Executives
Dave Merkley	369,819	32	297,023	26	103,924	9	386,137	33	787,084	68
James Chilcoff	430,591	42	165,000	16	50,691	5	386,137	37	601,828	58
Mark Fisher	305,243	35	145,750	16	43,448	5	386,137	44	575,335	65
Robert Russell	320,592	36	145,750	16	49,394	5	386,137	43	581,281	64
Nigel Rigby	295,138	34	145,750	17	31,412	4	386,137	45	563,299	66

Former Specified Executive
Don Merkley	354,391	32	268,780	24	114,473	10	386,137	34	769,390	68

[1]	See section 1.4.3 At Risk Remuneration of this Annual Report on page 7.

1.4.2 Not at Risk remuneration
“Not at risk” remuneration comprises base salary, non-cash benefits and superannuation.
(a)	Base salaries — James Hardie provides base salaries to attract and retain executives who are critical to the company’s long-term success. The base salary provides a guaranteed level of income that recognises the market value of the position as well as internal equities between roles, and the individual’s capability, experience and performance. Base pay for executives typically approximates or is slightly above the median salary for positions of similar responsibility in peer groups. Base salaries are reviewed each year, although increases to them are not automatic.

(b)	Non-cash benefits — James Hardie’s executives may receive non-cash benefits such as medical and life insurance benefits, car and airfare allowances, membership of executive wellness programs, long service leave, and tax services to prepare their income tax returns if they are required to lodge returns in multiple countries.

(c)	Superannuation — In every country in which it operates, the company offers employees access to superannuation or individual retirement savings plans.

In the US, the company sponsors a retirement plan, the James Hardie Retirement and Profit Sharing Plan, for its employees. The US plan is a tax-qualified defined contribution retirement and savings plan covering all US employees, subject to certain eligibility requirements and matches employee contributions (subject to limitations) dollar for dollar up to 6% of their salary or base compensation.

Employees in Australia participate in the James Hardie Australia Superannuation Plan, which is funded based on statutory requirement. In Europe, employees contribute 4% of their salary or base compensation to a defined benefits pension plan, and the company matches their contributions. All employees in New Zealand are eligible to become members of the Mercer Super Trust-James Hardie New Zealand Superannuation Plan, wherein they must contribute at least 2% of their base salary, and the company contributes 8.25% of their base salary. In the Philippines, the company contributes 12.5% of an employees’ annual base salary to a Retirement Benefit Fund.
1.4.3 At Risk remuneration
“At risk” remuneration consists of short-term incentives and long-term incentives.
(a) Short-term incentives
James Hardie operates two short-term incentive plans:
•	an Economic Profit (EP) Incentive Plan and
•	an Individual Performance(IP) Incentive Plan
The plans
The EP Incentive Plan is designed to provide nominated executives and employees with incentive compensation which directly relates their financial reward to an increase in shareholder value. It has both short-term and long-term components which support the company’s primary objective to create long-term value and rewards consistent value creation over a long-term horizon.
Economic Profit is defined as Net Operating Profit After Tax (NOPAT) minus Capital Charge. The philosophy behind the EP Plan is that economic value must continue to be created in successive years in order for the full potential incentive to be paid. This plan also has an Individual Performance component that is paid when the executive achieves specific personal objectives.
The IP Incentive Plan provides incentive compensation for nominated employees who have less direct influence on the company’s economic performance. The IP Plan relates participants’ financial rewards to their achieving specific individual objectives that benefit the company and indirectly increase EP and shareholder value.
Participation in the plans
Nominated executives and key employees within the company are eligible to participate in one of these bonus plans.
Eligibility of executives and key employees for inclusion in a plan does not guarantee their participation in any future year. Participation of any division/business unit in the plan is at the discretion of the Chief Executive Officer. Currently, approximately 170 employees throughout the group participate in the EP Incentive Plan and 810 in the IP Incentive Plan.
Calculating bonuses
Everyone who participates in a bonus plan has a Target Bonus which specifies their potential bonus as a percentage of their base salary. This percentage is approved annually by the Remuneration Committee for senior executives; the Board for the CEO; and the CEO on the recommendation of the Vice President — Global Human Resources for other employees.
Depending on which plan they participate in, an individual’s Target Bonus can comprise a percentage based on the company’s Economic Profit (EP) achievement and a percentage based on Individual Performance (IP) achievement, or be based on the IP achievement alone.
IP Bonus:
The IP bonus component of both plans is based on an individual’s performance rating at the end of the Plan Year (year ending 31 March) and/or when he or she changes roles during the year. Individuals are given a rating which is determined by reviewing which of their individual objectives they achieved and how the objectives were achieved.
EP Bonus:
The EP Bonus component of the company’s EP incentive plan is based entirely on the value created by the company’s economic profit. Every three years, with the assistance of independent advisors, the Remuneration Committee recommends to the Board the amount the company’s Economic Profit must increase in each of the following three years to achieve the target incentive and the amount by which the company must exceed the target to pay greater than target incentives.
At the start of each Plan Year, the Board confirms the company’s global “Expected Improvement”, the amount the company’s Economic Profit needs to improve over the previous year in order to attain the Target EP. This figure is added to the actual Economic Profit for the prior Plan Year (adjusted for the change in the company’s Weighted Average Cost of Capital rate) to arrive at the Target EP.
When the company’s EP performance exceeds the target by the predetermined annual amount, the percentage by which

Directors’ Report
Remuneration Report (continued)
the performance target is exceeded is taken into consideration when calculating the incentive payment for that year for the plan participants.
The performance potential of the Plan’s EP component has unlimited upside and downside limited to zero, or loss of bank. In other words, the EP Bonus Multiple can be significantly greater than one or can be a negative number.
EP bonus banking mechanism
The EP bonus includes a banking mechanism that keeps participants focused on sustaining EP performance over a three year term. This banking mechanism creates a long-term incentive component.
For any bonus amounts realised in any one year in excess of the employee’s EP Target Bonus:
•	1/3 of the excess will be considered earned and paid in that year; and

•	the remaining 2/3 will be credited to the Bonus Bank of the employee and be subject to being paid out equally in the following two years, provided that company performance target is met and the employee continues to meet the eligibility standards for additional payments.
If the company misses its Target EP in any given year, resulting in an EP Bonus Multiple of less than 1.0, funds are subtracted from the employee’s Bonus Bank (if any) to fund his or her EP Target Bonus for that year.
The amounts in an employee’s Bonus Bank represent nothing more than potential payments to the participant in the future. These amounts are neither earned nor vested until actual Bonus Bank payments are made.
Payment of bonuses
All bonus payments, less applicable withholdings, are made on or before the end of the third month following the end of the relevant Plan Year. Except in certain circumstances, participants must be employed at the end of the Plan Year in order to receive any bonus.
(b) Long-term incentives
To reinforce executives’ alignment with the financial interest of shareholders, James Hardie provides equity-based long-term incentives in the form of share options and stock appreciation rights. Award levels are determined based on market standards and the individual’s responsibility, performance and potential to enhance shareholder value.
The details of these plans are set out in section 1.6 on page 10.
The Remuneration Committee shifted from the dilution-based methodology towards a shareholder-value transfer (SVT) approach in 2004. The SVT approach converts all awards of our peer benchmark companies on a fair-value basis and is expressed as a percentage of company market-capitalisation. Fair-value is defined as the FAS 123 expense for stock options and the actual share price on the date of grant for all whole shares. The resulting pool is then allocated using the peer benchmark data to determine the appropriate number of options to grant each year and to allocate the shares appropriately to the executives.
Details of the “at risk” compensation for Managing Board Directors and Specified Executives are set out below:

			Long-term Incentives
	Short-term incentive		(estimates of the maximum remuneration
	(includes long term		amounts which could be received under
	component of bonus)[1]		the 2006 equity grants in future years)[2]
			(US dollars)

	Awarded	Forfeited	2007	2008	2009	2010	2011

Managing Board Directors[3]
Louis Gries	196%		613,912	615,594	489,409	171,861	44,777
Benjamin Butterfield	220%		141,200	141,587	112,564	39,528	10,299
Russell Chenu	86%		55,252	55,404	44,047	15,468	4,030

Former Managing Board Directors
W (Pim) Vlot		100%	—	—	—	—	—

Specified Executives
James Chilcoff	194%		172,463	100,713	46,140	—	—
Mark Fisher	199%		172,463	100,713	46,140	—	—
Dave Merkley	190%		172,463	100,713	46,140	—	—
Nigel Rigby	201%		172,463	100,713	46,140	—	—
Robert Russell	192%		172,463	100,713	46,140	—	—

Former Specified Executives
Don Merkley	41%	96%	—	—	—	—	—

[1]	Percentage of target actually paid in fiscal year 2006 includes previous bonus realised and allocated in notional Bonus Bank for payment in future years with sustained performance.

[2]	Represents annual SG&A expense for the aggregate fiscal year 2005 stock option award fair market value estimated using the Black-Scholes option-pricing model.

[3]	The Managing Board Directors received performance options in fiscal year 2006 (calendar year 2005) which are referred to here. Since these are expensed whether or not they ever vest, they are recorded here.

Awarded	=	% of target actually paid in fiscal year 2006, includes previous bonus bank payments
Forfeited	=	% of target lost.

1.5 Link between remuneration policy and company performance
As shown in the table at 1.4.1 on page 6, a significant proportion of the remuneration for the CEO and senior executives is “at risk” remuneration. Both the EP Incentive Plan, including the banking mechanism, and the Long Term Equity Plans ensure a direct link between the performance of the company and bonuses paid and equity awarded.
In fiscal year 2006, the material improvement in the company’s underlying financial performance (prior to booking the provision for payment of estimated future asbestos claims) resulted in the Economic Profit bonus target being exceeded. Approximately half of the bonus expense accrued for fiscal year 2006 has therefore been paid to participating eligible employees and the balance is in a notional bonus bank and will only be paid out in years two and three if the Earnings Performance targets for those years are met or exceeded.
1.5.1 Managing Board long-term incentives and company performance
Managing Board Directors have an added link between long-term incentives and the performance of the company. Options granted under the Managing Board Transitional Stock Option Plan (described on page 10) vest on the third anniversary of the issue date subject to a Total Shareholder Return (TSR) hurdle.
Under the hurdle, 50% of the options issued to a member of the Managing Board vest if the company’s TSR since the issue date is equal to or higher than the median TSR for the company’s peer group (Median TSR) over that period. The company’s peer group is those companies listed in the S&P ASX 200 Index on the issue date. For each 1% that the company’s TSR is above the Median TSR, a further 2% of options will vest.
The MBTSOP was designed to reflect the company’s aim to transition from the option arrangements that were adopted for the company’s former CEO, to arrangements which represent the best balance between:
•	the approach to executive long term incentive arrangements (LTls) in the United States, where the company conducts most of its business and sources the majority of its senior executives; and

•	the company’s commitment to good corporate governance practices which, in the context of the Australian market, requires appropriate performance hurdles for executive LTls.
As foreshadowed to shareholders in 2005, the company has reviewed the terms and conditions of the MBTSOP over the year since it was approved by shareholders, with a view to further enhancing the role of the company’s LTls in providing rewards based on materially improved company performance in terms of medium to long term growth of the company and resulting shareholder value.
It is planned to present a new Long Term Incentive Plan (LTIP) to the 2006 General Meeting of Shareholders for approval. In anticipation of this, no options have been issued under the MBTSOP since the initial grant on 22 November 2005. The new LTIP will be designed to reconcile the expectations of the company’s largely Australia-based shareholders and the competitive market for US and Netherlands-based executives.

5 Year Total returns for JHX and ASX2OO
Source: Mercer Finance and Risk Consulting
Note: Before 15 October 2001, JHX was HAH, the former group listed company

Directors’ Report
Remuneration Report (continued)
1.6 The key terms of outstanding equity grants are outlined below:

2001 JHI NV Equity Incentive Plan	Granted on 19 October 2001 in exchange for the termination of shadow stock awards, previously granted in November 1999 and 2000.

Offered to	Key US executives, not members of the Managing Board.

Vesting schedule	20% of options vest each year on the anniversary of the original grant date in November. The original US shadow stock grant did not involve performance hurdles; this grant maintains these conditions.

Exercise period	November 2009 and November 2010.

2001 JHI NV Equity Incentive Plan	Annual grants made in December 2001, 2002, 2003, 2004, and 2005. Off-cycle grant made to new employees in February 2005 and March 2006.

Offered to	Key executives, not members of the Managing Board.

Vesting schedule	25% of options vest on the 1st anniversary of the grant; 25% vest on the 2nd anniversary date and 50% vest on the 3rd anniversary date. As the majority of participants are US employees, this plan follows normal and customary US grant guidelines and has no performance hurdles.

Expiration date	10th anniversary of each grant.

JHI NV Stock Appreciation Rights Incentive Plan	14 December 2004.

Offered to	Interim Managing Board Directors. (CEO and former Company Secretary in the period between their appointments and the 2005 Annual Meeting at which shareholders elected them to the Managing Board).

Vesting schedule	50% on 14 December 2006; 50% on 14 December 2007.

Expiration date	Gain in share price between grant and vesting date is paid in cash on vesting date, no shares are issued.

2005 Managing Board Transitional Stock Option Plan	Granted on 22 November 2005.

Offered to	Managing Board Directors (ie CEO, CFO and Company Secretary and General Counsel).

Performance period	22 November 2005 to 22 November 2008.

Retesting	Yes, on the last Business Day of each six month period following the Third Anniversary and before the Fifth Anniversary.

Exercise period	Until November 2015.

Performance condition	TSR performance hurdle compared to S&P/ASX 200 Index excluding the companies listed in the 200 Financials and 200 Property Trust indices.
While less usual in the USA, this condition is a normal hurdle from an Australian market perspective to align the Managing Board Directors’ interests with shareholders.

Vesting criteria
-    0% of performance rights vest if JHX’s TSR is below the 50th percentile of the market comparator group.
-    50% of performance rights vest if JHX’s TSR is at the 50th percentile of the market comparator group.
-    Between 50th and 75th percentile, vesting is on a straight line basis with JHXs ranking against the market comparator group (+2% for each percentile over the 50th percentile of the comparator group).
-    100% of performance rights vest if JHX’s TSR is in at least the 75th percentile of the market comparator group.

Details of equity grant plans that expired during fiscal year 2005 are provided in Note 5.3 to the consolidated financial statements.

2. Remuneration tables for Managing Board Directors and Specified Executives
2.1 Total remuneration for Managing Board Directors for the years ended 31 March 2006 and 2005
Details of the remuneration of each Managing Board Director of James Hardie is set out below:

	Primary			Post-employment	Equity	Other		Total

						Relocation
				Superannuation	Shadow	and
			Non Cash	and 401(k)	Share and	Expatriate
	Base Pay	Bonuses[1]	Benefits[2]	Benefits	Options[3]	Benefits	Severance
	US$	US$	US$	US$	US$	US$	US$	US$

Managing Board Directors

Louis Gries
FY 2006	740,385	1,890,363	42,657	10,478	717,218	110,774	—	3,511,875
FY 2005	576,654	1,160,452	136,012	13,000	233,155	—	—	2,119,273

Benjamin Butterfield
FY 2006	311,250	450,450	30,410	9,913	128,369	215,717	—	1,146,109
FY 2005[4]	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Russell Chenu
FY 2006	564,546	159,832	18,558	50,809	62,736	70,454	—	926,935
FY 2005[5]	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Former Managing Board Director

W (Pim) Vlot[6]
FY 2006	17,250	—	—	—	—	—	60,880	78,130
FY 2005	136,436	—	—	3,619	—	—	—	140,055

Total remuneration for Managing Board Directors

FY 2006	1,633,431	2,500,645	91,625	71,200	908,323	396,945	60,880	5,663,049
FY 2005	713,090	1,160,452	136,012	16,619	233,155	—	—	2,259,328

[1]	Includes all incentive amounts paid in the year indicated, including the portion of any incentive awarded for performance in the indicated year that was paid in that year, as well as any performance incentive amounts realised as a result of prior years’ performance and paid in the applicable year as a result of the company achieving its predetermined financial targets pursuant to the terms of its Economic Profit Incentive Plan, described in more detail on pages 7 - 8.

[2]	Includes the aggregate amount of all non-cash benefits received by the executive in the year indicated. Examples of non-cash benefits that may be received by our executives include medical and life insurance benefits, car and airfare allowances, membership of executive wellness programs, long service leave, and tax services.

[3]	Options are valued using the Black-Scholes option-pricing model and the fair value of options granted are included in compensation during the period in which the options vest. The weighted average assumptions and weighted average fair value used for grants in fiscal year 2006 were as follows: 1.2% dividend yield; 27.4% expected volatility; 4.8% risk free interest rate; 3.3 years of expected life; and A$1.35 weighted fair value at grant date.

The company’s Shadow Stock Plan and non-US based Employee Stock Plan were terminated at the end of February 2005 and the value on that day of all the outstanding shares of these plans was paid to participants.

[4]	Mr Butterfield only became a Managing Board Director in fiscal year 2006, following his election by shareholders at the annual meeting held on 22 August 2005.

[5]	Mr Chenu only became a Managing Board Director in fiscal year 2006, following his election by shareholders at the annual meeting held on 22 August 2005.

[6]	On 30 June 2005, Mr Vlot’s temporary employment agreement expired by its terms.

Directors’ Report
Remuneration Report (continued)
2.2 Total remuneration for other Specified Executives for the years ended 31 March 2006 and 2005
Details of the remuneration of each Specified Executive of James Hardie is set out below:

				Post-
	Primary			employment	Equity	Other	Total

						Relocation
				Super-		Allowances
				annuation		and Other
			Non Cash	or 401 (k)		Non-
	Base Pay	Bonuses[1]	Benefits[2]	Benefits	Options[3]	recurring[4]
	US$	US$	US$	US$	US$	US$	US$

Specified Executives

James Chilcoff
FY 2006	290,385	418,231	13,899	13,269	157,409	113,038	1,006,231
FY 2005	234,231	259,688	31,956	12,000	27,172	104,971	670,018

Mark Fisher
FY 2006	260,962	376,467	30,039	14,242	191,791	—	873,501
FY 2005	215,770	262,062	50,301	12,946	107,084	17,438	665,601

Dave Merkley
FY 2006	323,826	761,679	24,315	14,372	258,299	7,306	1,389,797
FY 2005	303,769	475,573	87,978	13,000	192,269	—	1,072,589

Nigel Rigby[5]
FY 2006	260,962	356,419	32,919	—	159,020	1,257	810,577
FY 2005	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Robert Russell
FY 2006	260,962	374,403	35,100	14,338	195,253	10,192	890,248
FY 2005	233,751	234,542	32,366	12,833	111,733	—	625,225

Former Specified Executive

Don Merkley[6]
FY 2006	254,800	16,515	15,222	8,540	708,790	75,829	1,079,696
FY 2005	334,000	521,656	65,245	13,000	195,177	—	1,129,078

Total remuneration for Specified Executives

FY 2006	1,651,897	2,303,714	151,494	64,761	1,670,562	207,622	6,050,050
FY 2005	1,321,521	1,753,521	267,846	63,779	633,435	122,409	4,162,511

[1]	Includes all incentive amounts paid in the year indicated, including the portion of any incentive awarded for performance in the indicated year that was paid in that year, as well as any performance incentive amounts realised as a result of prior years’ performance and paid in the applicable year as a result of the company achieving its predetermined financial targets pursuant to the terms of its Economic Profit Incentive Plan described in more detail on pages 7 - 8.

[2]	Includes the aggregate amount of all non-cash benefits received by the executive in the year indicated. Examples of non-cash benefits that may be received by our executives include medical and life insurance benefits, car and airfare allowances, membership of executive wellness programs, long service leave, and tax services.

In February 2005, James Hardie Building Products discontinued its Non-qualified Deferred Compensation Plan for executives. As a result, interest accrued under this program for participating executives is no longer accrued and disclosed in Non-cash benefits. This benefit was not replaced by any other benefit.

[3]	Options are valued using the Black-Scholes option-pricing model and the fair value of options granted are included in compensation during the period in which the options vest. The weighted average assumptions and weighted average fair value used for grants in fiscal year 2006 were as follows: 1.2% dividend yield; 27.4% expected volatility: 4.8% risk free interest rate: 3.3 years of expected life: and A$1.35 weighted fair value at grant date.

[4]	Other non-recurring includes cash paid in lieu of vacation accrued, as permitted under the company’s US vacation policy and California law

[5]	Mr Rigby’s fiscal year 2005 remuneration did not place him among the company’s most highly remunerated executives

[6]	Mr Don Merkley resigned from the company effective 19 December 2005. Beginning in calendar 2006 he will receive as severance payment 18 monthly payments equal in total to his most recent annual salary and average bonus over the last three years. He will continue vesting in his stock options until the end of his post-employment consulting agreement with the company. All of the expense associated with his stock options was recorded in fiscal 2006. Mr Merkley received cash of US$75,829 as payment for his accrued vacation time and this is recorded as Other Non-Recurring in this table.

2.3 Equity holdings
2.3.1 Options granted to Managing Board Directors

												Weighted
		Exercise	Holding		Total			Value at		Value at	Holding	Average
		Price	at		Value at			Exercise		Lapse	at	Fair Value
	Grant	per right	1 April		Grant[1]			per right[2]		per right[3]	31 March	per rig&
Name	Date	(A$)	2005	Granted	(US$)	Vested	Exercised	(US$)	Lapsed	(US$)	2006	(US$)

Managing Board Directors
Louis Gries	19 Oct 01	3.1321	40,174	200,874	71,732	200,874	160,700	1.98	—	—	40,174	0.3571
	19 Oct 01	3.0921	175,023	437,539	168,321	437,539	262,516	2.11	—	—	175,023	0.3847
	17 Dec 01	5.0586	324,347	324,347	137,296	324,347	—	—	—	—	324,347	0.4233
	3 Dec 02	6.4490	325,000	325,000	210,633	325,000	—	—	—	—	325,000	0.6481
	5 Dec 03	7.0500	325,000	325,000	338,975	162,500	—	—	—	—	325,000	1.0430
	22 Nov 05	8.5300	—	1,000,000	2,152,500	—	—	—	—	—	1,000,000	2.1525

Benjamin	22 Feb 05	6.3000	180,000	180,000	208,980	45,000	—	—	—	—	180,000	1.1610
Butterfield	22 Nov 05	8.5300	—	230,000	495,075	—	—	—	—	—	230,000	2.1525

Russell	22 Feb 05	6.3000	93,000	93,000	107,973	23,250	—	—	—	—	93,000	1.1610
Chenu	22 Nov 05	8.5300	—	90,000	193,725	—	—	—	—	—	90,000	2.1525

Former Managing Board Director
W (Pim) Vlot	—	—	—	—	—	—	—	—	—	—	—	—

[1]	Total Value at grant = Weighted Average Fair Value per right multiplied by number of rights granted.

[2]	Value at Exercise/share = Value Market Value of a share of the company’s stock at Exercise less the Exercise price per right.

[3]	Value at Lapse/share = Fair Market Value of a share of the company’s stock at Lapse less the Exercise price per right.

[4]	Weighted Average Fair Value per right is estimated on the date of grant using the Black-Scholes option-pricing model.

Directors’ Report
Remuneration Report (continued)
2.3.2 Options granted to other Specified Executives

												Weighted
		Exercise	Holding		Total			Value at		Value at	Holding	Average
		Price	at		Value at			Exercise		Lapse	at	Fair value
	Grant	per right	1 April		Grant[1]			per right[2]		per right[3]	31 March	per right[4]
Name	Date	(A$)	2005	Granted	(US$)	Vested	Exercised	(US$)	Lapsed	(US$)	2006	(US$)

Current Specified Executives
James	19 Oct 01	3.1321	40,174	40,174	14,346	40,174	—	—	—	—	40,174	0.3571
Chilcoff	19 Oct 01	3.0921	92,113	92,113	35,436	92,113	—	—	—	—	92,113	0.3847
	17 Dec 01	5.0586	68,283	68,283	28,904	68,283	—	—	—	—	68,283	0.4233
	3 Dec 02	6.4490	111,000	111,000	71,939	111,000	—	—	—	—	111,000	0.6481
	14 Dec 04	5.9900	180,000	180,000	183,276	45,000	—	—	—	—	180,000	1.0182
	1 Dec 05	8.9000	—	190,000	386,137	—	—	—	—	—	190,000	2.0323

Mark	19 Oct 01	3.1321	40,174	40,174	14,346	40,174	40,174	2.11	—	—	—	0.3571
Fisher	19 Oct 01	3.0921	92,113	92,113	35,436	92,113	—	—	—	—	92,113	0.3847
	17 Dec 01	5.0586	68,283	68,283	28,904	68,283	—	—	—	—	68,283	0.4233
	3 Dec 02	6.4490	74,000	74,000	47,959	74,000	—	—	—	—	74,000	0.6481
	5 Dec 03	7.0500	132,000	132,000	137,676	66,000	—	—	—	—	132,000	1.0430
	14 Dec 04	5.9900	180,000	180,000	183,276	45,000	—	—	—	—	180,000	1.0182
	1 Dec 05	8.9000	—	190,000	386,137	—	—	—	—	—	190,000	2.0323

Dave	19 Oct 01	3.1321	48,209	120,524	43,039	120,524	120,524	2.75	—	—	—	0.3571
Merkley	19 Oct 01	3.0921	82,902	138,170	53,154	138,170	138,170	3.32	—	—	—	0.3847
	17 Dec 01	5.0586	102,425	102,425	43,357	102,425	102,425	3.00	—	—	—	0.4233
	3 Dec 02	6.4490	200,000	200,000	129,620	200,000	—	—	—	—	200,000	0.6481
	5 Dec 03	7.0500	250,000	250,000	260,750	125,000	—	—	—	—	250,000	1.0430
	14 Dec 04	5.9900	230,000	230,000	234,186	57,500	57,500	2.34	—	—	172,500	1.0182
	1 Dec 05	8.9000	—	190,000	386,137	—	—	—	—	—	190,000	2.0323

Nigel	17 Dec 01	5.0586	20,003	20,003	8,467	20,003	—	—	—	—	20,003	0.4233
Rigby	3 Dec 02	6.4490	27,000	27,000	17,499	27,000	—	—	—	—	27,000	0.6481
	5 Dec 03	7.0500	33,000	33,000	34,419	16,500	—	—	—	—	33,000	1.0430
	14 Dec 04	5.9900	180,000	180,000	183,276	45,000	—	—	—	—	180,000	1.0182
	1 Dec 05	8.9000	—	190,000	386,137	—	—	—	—	—	190,000	2.0323

Robert	19 Oct 01	3.1321	8,034	40,174	14,346	40,174	40,174	2.82	—	—	—	0.3571
Russell	19 Oct 01	3.0921	55,268	138,170	53,154	138,170	110,536	2.83	—	—	27,634	0.3847
	17 Dec 01	5.0586	68,283	68,283	28,904	68,283	68,283	0.99	—	—	—	0.4233
	3 Dec 02	6.4490	111,000	111,000	71,939	111,000	—	—	—	—	111,000	0.6481
	5 Dec 03	7.0500	132,000	132,000	137,676	66,000	—	—	—	—	132,000	1.0430
	14 Dec 04	5.9900	180,000	180,000	183,276	45,000	—	—	—	—	180,000	1.0182
	1 Dec 05	8.9000	—	190,000	386,137	—	—	—	—	—	190,000	2.0323

Former Specified Executives
Don	19 Oct 01	3.1321	48,209	120,524	43,039	120,524	72,315	1.67	—	—	48,209	0.3571
Merkley	19 Oct 01	3.0921	138,170	230,284	88,590	230,284	92,114	1.69	—	—	138,170	0.3847
	17 Dec 01	5.0586	170,709	170,709	72,261	170,709	—	—	—	—	170,709	0.4233
	3 Dec 02	6.4490	200,000	200,000	129,620	200,000	—	—	—	—	200,000	0.6481
	5 Dec 03	7.0500	250,000	250,000	260,750	125,000	—	—	—	—	250,000	1.0430
	14 Dec 04	5.9900	230,000	230,000	234,186	57,500	—	—	—	—	230,000	1.0182
	1 Dec 05	8.9000	—	190,000	386,137	—	—	—	—	—	190,000	2.0323

[1]	Total Value at grant = Weighted Average Fair Value per right multiplied by number of rights granted.

[2]	Value at Exercise/share = Value Market Value of a share of the company’s stock at Exercise less the Exercise price per right.

[3]	Value at Lapse/share = Fair Market Value of a share of the company’s stock at Lapse less the Exercise price per right.

[4]	Weighted Average Fair Value per right is estimated on the date of grant using the Black-Scholes option-pricing model.

2.3.3 Managing Board Directors’ relevant interests in JHI NV
Changes in current and former Managing Board Directors’ relevant interests in JHI NV securities between 1 April 2005 and 31 March 2006 are set out below:

	CUFS at	CUFS at	Options at	Options granted	Options at
Managing Board Directors	1 April 2005	31 March 2006	1 April 2005	22 November 2005	31 March 2006

Louis Gries	127,675	127,675	1,189,544	1,000,000	2,189,544
Benjamin Butterfield	—	—	180,000	230,000	410,000
Russell Chenu[1]	10,000	10,000	93,000	90,000	183,000

		CUFS at date		Options at
	CUFS at	of resignation/	Options at	date of
Former Managing Board Director	1 April 2005	retirement	1 April 2005	resignation

W (Pim) Vlot	—	—	—	—

[1]	Subsequent to the end of fiscal year 2006, Mr Chenu bought 5,000 CUFS on 6 July 2006 on market.
2.4 Loans
The company did not grant loans to Managing Board Directors or Specified Executives during fiscal year 2006.

There are no loans outstanding to Managing Board Directors or Specified Executives.

3. Employment contracts
Remuneration and other terms of employment for the Chief Executive Officer, Company Secretary and General Counsel, Chief Financial Officer and certain other senior executives are formalised in service agreements. The main elements of these agreements are set out below.
3.1 Chief Executive Officer’s employment contract
Details of the terms of the CEO’s employment contract are as follows:

Components	Details

Length of contract	Three year term, commencing 10 February 2005. Term is automatically extended on 9th day of each February for an additional one year unless either party notifies the other, 90 days in advance of the automatic renew date, that it does not want the term to renew.

Base salary	US$750,000 per year. Salary will be reviewed annually by the JHI NV Board in April.

Short-term incentive	Annual incentive target is 100% of annual base salary:

-    80% of this incentive target is based on the company meeting or exceeding aggressive performance objectives;
-    20% of this incentive target is based on the CEO meeting or exceeding personal performance objectives.
The Remuneration Committee recommends the company’s and CEO’s performance objectives, and the performance against these objectives, to the JHI NV Supervisory Board for approval. If the company’s performance exceeds the annual objective, the CEO realises an incentive greater than his target incentive, but only one-third of the excess incentive is paid to the participant at the end of the fiscal year. The remaining two-thirds is then deposited with a notional bank and is paid to the CEO over the following two years if the company’s objectives are met in these years, or is reduced if the company’s objectives are not met.

Long-term Incentive	The banking mechanism of the annual incentive plan is considered a long-term incentive. Upon the approval of the shareholders, stock options with performance hurdles will be granted each year. The recommended number of options to be granted will be appropriate for this level of executive in the US.

Defined Contribution Plan	The CEO may participate in the US 401(k) defined contribution plan up to the annual IRS limit. The company will match his contributions into the plan up to the annual IRS limit.

Resignation	The CEO may cease his employment with the company by providing written notice.

Termination by James Hardie	The company may terminate the CEO’s employment for cause or not for cause. If the company terminates the employment, not for cause, or the CEO terminates his employment “for good reason” the company will pay the following:

a.  amount equivalent to 1.5 times the annual base salary at the time of termination; or
b.  amount equivalent to 1.5 times the executive’s Average Annual Incentive actually paid in up to the previous three fiscal years as CEO.

Directors’ Report
Remuneration Report (continued)

Post-termination Consulting	The company will request the CEO, and the CEO will agree, to consult to the company upon termination for a minimum of two years, as long as he maintains the company’s non-compete and confidentiality agreements, and he will receive his annual base salary and annual target incentive in exchange for this consulting and non-compete.

3.2 Chief Financial Officer’s employment contract
Details of the CFO’s employment contract are as follows:

Length of contract	Fixed period of two and a half (2.5) years concluding 5 October 2007.

Base salary	A$750,000 per year.

Short-term incentive	Annual incentive target is 33% of annual base salary based on the CFO meeting or exceeding personal performance objectives.

Long-term Incentive	Upon the approval of the shareholders, stock options with performance hurdles will be granted each year. The recommended number of options to be granted will equal one-third of the executive’s base salary.

Superannuation	The company will contribute 9% of gross salary to Superannuation in the executive’s name.

Resignation or Termination	The company or CFO may cease the CFO’s employment with the company by providing three months’ notice in writing.

Redundancy or material change in role	If the position of CFO is determined to be redundant or subject to a material adverse change the company or the CFO may terminate the CFO’s employment. The company will pay the CFO a severance payment equal to the greater of 12 months’ pay or the remaining proportion of the term of the contract.

3.3 Company Secretary and General Counsel’s employment contract
Details of the Company Secretary and General Counsel’s employment contract are as follows:

Components	Details

Length of contract	Indefinite.

Base salary	US$315,000 per year.

Short term incentive	Annual incentive target is 65% of annual base salary:

-    80% of this incentive target is based on the company meeting or exceeding aggressive performance objectives;

-    20% of this incentive target is based on the General Counsel and Company Secretary meeting or exceeding personal performance objectives.

The CEO recommends the General Counsel and Company Secretary’s performance objectives and the performance against these objectives, to the Remuneration Committee and JHI NV Supervisory Board for approval. The company’s objectives are set by the Remuneration Committee’s recommendation to the JHI NV Supervisory Board. If the company’s performance exceeds the annual objective, the executive realises a incentive greater than his target incentive, but only one-third of the excess incentive is paid to the participant at the end of the fiscal year. The remaining two-thirds is then deposited with a notional bank and is paid to the General Counsel and Company Secretary over the following two years if the company’s objectives are met in these years, or is reduced if the company’s objectives are not met.

Long-term Incentive	The banking mechanism of the annual incentive plan is considered a long-term incentive. Upon the approval of the shareholders, stock options with performance hurdles will be granted each year. The recommended number of options to be granted will be appropriate for this level of executive in the US.

Defined Contribution Plan	Since the General Counsel and Company Secretary may not participate in the US 401(k) defined contribution plan up to the annual IRS limit while he is on assignment to The Netherlands, the company will provide a payment up to the annual IRS limit directly to the executive.

Resignation or Termination	The General Counsel and Company Secretary may cease his employment with the company by providing written notice.

Termination by James Hardie	The company may terminate the General Counsel and Company Secretary’s employment for Cause or not for Cause.

Post-termination Consulting	The company will request the General Counsel and Company Secretary, and he will agree, to consult to the company upon termination for a minimum of two years, as long as he maintains the company’s non-compete and confidentiality agreements, and he will receive his annual base salary in exchange for this consulting and non-compete.

3.4 Benefits contained in contracts for CEO, CFO and Company Secretary and General Counsel
Employment contracts for each of the CEO, CFO and General Counsel and Company Secretary also specify the following benefits:

International Assignment	The executives receive additional benefits due to international assignment: housing allowance, expatriate Goods and Services allowance, moving and storage.

Other	Tax Equalisation: The company covers the extra personal tax burden for Managing Board Directors based in The Netherlands.

Tax Advice: The company will pay the costs of filing the executives’ income tax returns to the required countries.

Health, Welfare and Vacation Benefits: The executives are eligible to receive all health, welfare and vacation benefits offered to all US employees. They are also eligible to participate in the company’s Executive Health and Wellness program.

Business Expenses: The executives are is entitled to receive reimbursement for all reasonable and necessary travel and other business expenses they incur or pay for in connection with the performance of their services under this Agreement

Automobile: The company will either purchase or lease an automobile for business and personal use by the executives, or, in the alternative, the executives will be entitled to an automobile lease allowance not to exceed Seven Hundred Fifty Dollars (US$750) per month. Unused allowance or part thereof will be paid to the executives.

3.5 Specified Executives’ employment contracts
Details of the employment contracts for Specified Executives are as follows:

Components	Details

Length of contract	Indefinite.

Base salary	Base salary is subject to Remuneration Committee approval and reviewed annually in May for increase effective 1 July.

Short-term incentive	An annual incentive target is set at a percentage of the executive’s salary. Targets typically range from 55–90%; 80% of this incentive target is based on the company meeting or exceeding aggressive performance objectives; 20% of this incentive target is based on the executive meeting or exceeding personal performance objectives.

The CEO recommends the executive’s performance objectives and the performance against these objectives, to the Remuneration Committee and JHI NV Supervisory Board for approval. The company’s objectives are set by the Remuneration Committee’s recommendation to the JHI NV Supervisory Board. If the company’s performance exceeds the annual objective, the executive realises a incentive greater than his target incentive, but only one-third of the excess incentive is paid to the participant at the end of the fiscal year. The remaining two-thirds is then deposited with a notional bank and is paid to the executive over the following two years if the company’s objectives are met in these years, or is reduced if the company’s objectives are not met.

Long-term incentive	The banking mechanism of the annual incentive plan is considered a long term incentive. Upon the approval of JHI NV Supervisory Board, stock options have been granted each year under the JHI NV 2001 Equity Incentive Plan. It is anticipated that upon the approval of the JHI NV Supervisory Board, equity will be granted under a new plan in the future.

Defined Contribution Plan	The executive may participate in the US 401(k) defined contribution plan up to the annual IRS limit. The company will match the executive’s contributions into the plan up to the annual IRS limit.

Resignation	The executive may cease his employment with the company by providing written notice.

Termination by James Hardie	The company may terminate the executive’s employment for cause or not for cause. In the case of one executive, if the company terminates the employment, not for cause, or the executive terminates his employment “for good reason” then the company may pay up to:

a.  an amount equivalent to 1.5 times the annual base salary at the time of termination; or

b.  amount equivalent to 1.5 times the executive’s Average Annual Incentive actually paid in the previous three fiscal years.

Directors’ Report
Remuneration Report (continued)

Post-termination Consulting	Depending on the executive’s individual contract, the company may, or may be required to, request the executive, and the executive will agree, to consult to the company for two years upon termination in exchange for the payment as designated in the individual’s contract, as long as the executive maintains the company’s non-compete and confidentiality agreements. The payment amount ranges from the executive’s annual base salary to the annual base salary plus annual target incentive as of the termination date.

Other	Health, Welfare and Vacation Benefits: The executive is eligible to receive all health, welfare and vacation benefits offered to all US employees. The executive is also eligible to participate in the company’s Executive Health and Wellness program.

Business Expenses: The executive is entitled to receive reimbursement for all reasonable and necessary travel and other business expenses he or she incurs or pays in connection with the performance of his or her services under this Agreement

Automobile: The company will either lease an automobile for business and personal use by the executive, or, in the alternative, the executive will be entitled to an automobile lease allowance not to exceed Seven Hundred Fifty Dollars (US$750) per month. Unused allowance or part of this will be paid to the executive.

International Assignment	Executives who are on assignment in countries other than their own receive additional benefits which may include tax equalisation payment and tax advice, a car in the country they are assigned to, and financial assistance with housing, moving and storage.

4. Remuneration for Supervisory Board Directors for the year ended 31 March 2006
Fees paid to the Supervisory Board Directors of James Hardie are determined by the Joint Board, with the advice of external remuneration advisors, within the maximum total amount approved by the shareholders from time to time. The current aggregate fee pool of US$650,000 was approved by shareholders in 2002.
Independent experts in Australia and the USA benchmark directors’ remuneration against peer companies, taking into consideration the level of fees paid to board members of companies with similar size, complexity of operations and responsibilities and workload requirements of board members.
Board fees are not paid to Managing Board Directors since the responsibilities of board membership are considered in determining the remuneration provided as part of their normal employment conditions.
4.1. Remuneration Structure
During fiscal year 2006, Supervisory Board Directors were paid a base fee for service on the James Hardie Boards. Additional fees were paid to the position of Chairman.
As the focus of the Board is on the long-term direction and well-being of James Hardie, there is no direct link between Supervisory Board Directors’ remuneration and the short-term results of the company.
4.2 Supervisory Board Share Plan
At the 2002 JHI NV Annual General Meeting, shareholders approved, in accordance with ASX Listing Rule 10.14, the Supervisory Board Share Plan (SBSP) effective for a three-year period. This plan was renewed for another three years at the 2005 Annual General Meeting. Under the SBSP, members of the Supervisory Board are required to accept at least US$10,000 of their annual fees in ordinary shares/CUFS in JHI NV which are subject to a two-year restricted trading period. Under the SBSP, members of the Supervisory Board will also be entitled to receive a greater proportion of their remuneration in JHI NV shares if they so elect. The issue price is the average of the market closing prices at which CUFS were quoted on the ASX during the five business days preceding the day of issue.

4.3 Director Retirement Benefits
In July 2002 the company discontinued a retirement plan that entitled Supervisory Board Directors to receive, upon their termination for any reason other than misconduct, an amount equal to a multiple of up to five times their average annual fees for the three year period prior to their retirement.
The applicable multiple was based on the director’s years of service on the Supervisory Board, including service on the JHIL Supervisory Board.
Two directors, Ms Hellicar and Mr Brown, retained some benefits that had accrued as of 2002 under the retirement plan and they may therefore be entitled to benefits pursuant to this plan upon retirement from the Supervisory Board. In the event Ms Hellicar retires from the Supervisory Board for any reason other than misconduct, she will be entitled to four times her average director’s fees for the previous three years prior to her retirement. In the event Mr Brown retires from the Supervisory Board for any reason other than misconduct, he will be entitled to four times his average director’s fees for the previous three years prior to his retirement.
No Supervisory Board Director has been granted options or performance rights.
4.4 Total remuneration for each Supervisory Board Director

			Post-
	Primary	Equity	Employment	Other	Total

				Retirement
	Directors’ Fees	JHI NV Stock[1]	Superannuation[2]	Benefits
	US$	US$	US$	US$	US$

Supervisory Board Directors

Meredith Hellicar
FY 2006	178,777	20,000	17,890	—	216,667
FY 2005	128,750	20,000	13,388	—	162,138

John Barr
FY 2006	51,100	10,000	—	—	61,100
FY 2005	60,000	10,000	—	—	70,000

Michael Brown
FY 2006	50,598	10,000	5,454	—	66,052
FY 2005	60,000	10,000	6,300	—	76,300

Michael Gillfillan
FY 2006	51,100	10,000	—	—	61,100
FY 2005	55,000	10,000	—	—	65,000

James Loudon
FY 2006	47,767	10,000	—	—	57,767
FY 2005	40,000	20,000	—	—	60,000

Donald McGauchie
FY 2006	50,598	10,000	5,454	—	66,052
FY 2005	55,000	10,000	5,850	—	70,850

Former Supervisory Board Directors

Peter Cameron[3]
FY 2006	30,000	25,000	4,950	—	59,950
FY 2005	40,000	20,000	5,400	—	65,400

Gregory Clark[4]
FY 2006	51,100	10,000	—	—	61,100
FY 2005	50,000	10,000	—	—	60,000

Total remuneration for Supervisory Board Directors

FY 2006	511,040	105,000	33,748		649,788
FI 2005	488,750	110,000	30,938		629,688

[1]	The annual allocation to Supervisory Board Directors of JHI NV stock to the value of US$10,000 was approved by shareholders at the Annual General Meeting held on 19 July 2002. The Supervisory Board Directors can elect to take additional stock in lieu of fees.

[2]	The superannuation benefits include Australian mandated 9% superannuation guarantee contributions on the Australian directors’ total fees.

[3]	On 19 January 2006, Mr Cameron resigned from the Joint and Supervisory Boards and from the Nominating and Governance Committee due to ill health.

[4]	On 9 May 2006, Mr Clark resigned from the Joint Supervisory Boards, Audit Committee and Nominating and Governance Committee.

Directors’ Report
Remuneration Report (continued)
4.5 Shared/CUFS allotted to Supervisory Board Directors under the SBSP

Name	22 Nov 2005[1]	3 Dec 2004[2]	22 Aug 2003[3]	27 AUG 2002[4]

Meredith Hellicar	1,515	2,117	2,225	2,948
John Barr	758	1,068	—	—
Michael Brown	758	1,068	1,260	1,641
Michael Gillfillan	758	1,068	1,260	1,641
James Loudon	758	2,117	1,839	1,641
Donald McGauchie	758	1,068	1,743	—

Former Supervisory Board Directors

Gregory Clark	758	1,068	5,602	6,688
Peter Cameron	1,894	2,117	5,602	—
Alan McGregor	Nil	Nil	1,260	1,641

[1]	The acquisition price was A$8.64 per share/CUFS. Each participant’s 22 November 2005 mandatory participation of 758 JHI NV shares/CUFS is subject to a voluntary escrow period ending on 22 November 2007.

[2]	The acquisition price was A$5.94 per share/CUFS. Each participant’s 3 December 2004 mandatory participation of 1,068 JHI NV shares/CUFS is subject to voluntary escrow period ending on 4 December 2006.

[3]	The acquisition price was A$7.52 per share/CUFS. Each participant’s 22 August 2003 mandatory participation of 1,260 JHI NV shares/CUFS was subject to voluntary escrow period which ended on 22 August 2005.

[4]	The acquisition price was A$6.71 per share/CUFS. Each participant’s 27 August 2002 mandatory participation of 1,641 JHI NV shares/CUFS was subject to a voluntary escrow period which ended on 27 August 2004.
Only members of the Supervisory Board are entitled to participate in the SBSP. The participation of any new member(s) must be approved by shareholder under ASX Listing Rule 10.14. The company will not make any loans in relation to the grant of shares under the SBSP. Shareholders approved all 22 November 2005 SBSP issues at the Annual General Meeting held on 22 August 2005.
This report is made in accordance with a resolution of the members of the Joint Board.

M Hellicar
Chairman
Supervisory and Joint Boards

L Gries
Chief Executive Officer and
Chairman Managing Board

Signed Amsterdam, The Netherlands, 14 August 2006

Report of the Supervisory Board
Introduction
The financial statements for JHI NV for the fiscal year ended 31 March 2006 have been audited by our external auditor, PricewaterhouseCoopers Accountants NV who has issued an unqualified approving audit opinion.
The Supervisory Board recommends that at the 2006 Annual General Meeting of Shareholders, the financial statements of JHI NV for the fiscal year ended 31 March 2006 be adopted accordingly.
Directors’ Profiles
As at the date of this report, the members of the Supervisory Board are: Ms M Hellicar (Chairman), Messrs JD Barr (Deputy Chairman), MR Brown, MJ Gillfillan, DG McGauchie, and JRH Loudon.
Meredith Hellicar BA, LLM (Hons) L Mus. A., FAICD
Chairman, Supervisory & Joint Boards
Age 52
Meredith Hellicar was appointed as an independent Non-Executive Director of JHI NV 1 in October 2001 and was appointed Chairman of the Joint Board and Supervisory Board in August 2004. Ms Hellicar is a member of the Audit Committee, the Nominating and Governance Committee and the Remuneration Committee.
Experience: Ms Hellicar is an experienced company director and has held chief executive positions in resources, transport and logistics, law and financial services. She was Chief Executive Officer of Corrs Chambers Westgarth and Managing Director of TNT Logistics Asia Pte Ltd and of InTech Pty Ltd.
Directorships of listed companies in past three years:
Current — Director of AMP Limited (since March 2003); Amalgamated Holdings Limited (since October 2003);
Former — AurionGold (until December 2002). Other: Director of Southern Cross Airports Group, and Chairman of HLA Envirosciences Pty Limited and of The Sydney Institute; member of the Australian Takeovers Panel and the Garvan Institute Foundation.
Previous experience includes directorships with the NSW Environment Protection Authority (1992-1996); the NSW Treasury Corporation (2003-2004); and HCS Limited (2001-2005): awarded a Centenary Medal for contribution to society in Business Leadership; resident of Australia.
Re-election due: 2006 AGM
John Barr
Deputy Chairman, Supervisory & Joint Boards
Age 59
John Barr joined JHI NV as an independent, Non-Executive Director in September 2003 and was appointed Deputy Chairman of the Joint and Supervisory Boards in October 2004. He is Chairman of the Remuneration Committee.
Experience: Mr Barr has more than 30 years of management experience in the North American industrial sector, including 25 years at The Valvoline Company, eight as President and Chief Executive Officer, in which time the company’s revenues doubled. Between 1995 and 1999, he was President and Chief Operating Officer, and a member of the board of directors, of the Quaker State Corporation.
Directorships of listed companies in past three years:
Current — Director of United Auto Group (since December 2002); Director of Clean Harbors Inc (since August 2003); and Director of UST, Inc (since December 2003). Other: Vice Chairman of the Board of Directors of Papa Murphy’s International Inc (Papa Murphy’s) since June 2004 and Chief Executive Officer since April 2005; a Director of Performance Logistics Group since September 2005 and Chairman from March 2004 to September 2005; President and Chief Executive Officer of Automotive Performance Industries from 1999 to April 2004: citizen of the USA.
Re-election due: 2007 AGM
Michael Brown BEc, MBA, FCPA
Age 60
Michael Brown was appointed as an independent Non-Executive Director of JHI NV 1 in October 2001, He is a member of the Joint Board and Supervisory Board, Chairman of the Audit Committee and Chairman of the Risk Management Sub-committee.
Experience: Mr Brown has broad executive experience spanning finance, accounting and general management in Australia, Asia and the United States. He is a former Executive Director of Brambles Industries Ltd, and several other Australian public companies.
Directorships of listed companies in past three years:
Current — Chairman and Director of Energy Developments Ltd (Director since 2001; Chairman since 2003); Director of Repco Corporation Ltd (Director since 2001; Chairman until March 2006); Director of Wattyl Ltd (since 2003); and Director of lnnamincka Petroleum Ltd (since 2003).
Other: Resident of Australia.
Re-election due: 2008 AGM
Michael Gillfillan BA, MBA
Age 58
Michael Gillfillan was appointed as an independent Non-Executive Director of JHI NV 1 in September 2001. He is a member of the Joint Board and the Supervisory Board, and a member of the Audit Committee and the Nominating and Governance Committee.
Experience: Mr Gillfillan provides James Hardie with considerable knowledge of United States’ capital markets and a depth of experience in commercial and corporate banking. He has held a number of senior executive positions, including Vice Chairman of Wells Fargo Bank in the United States.
Directorships of listed companies in past three years:
Current — Director of UnionBanCal Corporation and its primary subsidiary, Union Bank of California, NA since January 2003.
Other: Partner at Meriturn Partners, LLC; resident of the USA.
Re-election due: 2006 AGM

Report of the Supervisory Board
(continued)
James Loudon BA (Cantab), MBA
Age 63
James Loudon was elected as an independent Non-Executive Director of JHI NV in July 2002 after serving as a consultant to the Board. He is a member of the Joint Board and the Supervisory Board and a member of the Audit Committee and Remuneration Committee.
Experience: Mr Loudon has held management positions in finance and investment banking and senior roles in the transport and construction industries. He was Group Finance Director of Blue Circle Industries PlC, one of the world’s largest cement producers, from 1987 to 2001. Prior to this, he was the First Vice-President of Finance for Blue Circle’s companies in the USA.
Directorships of listed companies in past three years:
Current — Deputy Chairman of Caledonia Investments PIC and a Director since 1995; Former — Non-Executive Director of Lafarge Malayan Cement Bhd (1989-2004).
Other: Governor of the University of Greenwich and of several charitable organisations; resident of the UK.
Re-election due: 2008 AGM
Donald McGauchie A O
Age 56
Donald McGauchie joined JHI NV as an independent Non-Executive Director in August 2003. He is a member of the Joint Board and Supervisory Board and Chairman of the Nominating and Governance Committee.
Experience: Mr McGauchie has wide commercial experience within the food processing, commodity trading, finance and telecommunication sectors. He also has extensive public policy experience, having previously held several high-level advisory positions to government.
Directorships of listed companies in past three years:
Current — Chairman of Telstra Corporation Limited (since 2004); Director of Nufarm Limited (since 2003); Former — Chairman of Woolstock Australia Limited (1999-2002); Deputy Chairman of Ridley Corporation Limited (1998-2004); Director of National Foods Limited (2000-2005); Director of Graincorp Limited (1999-2002).
Other: Director of The Reserve Bank of Australia; President of the National Farmers Federation (1994-1998); Chairman of Rural Finance Corporation (2003-2004); awarded the Centenary Medal for service to Australian society through agriculture and business in 2003; resident of Australia.
Re-election due: 2006 AGM
Explanation of Directors’ degrees and abbreviations: AO, Order of Australia; BA (Cantab),Bachelor of Arts, Cambridge University, UK; BEc, Bachelor of Economics; MBA, Master of Business Administration; FCPA, Fellow Certified Practising Accountants; BA, Bachelor of Arts; LLM Master of Laws; (Hons) Honours; L Mus A, Licentiate of Music Australia awarded by the Australian Music Examinations Board
Composition of the Committees of the Joint Board
As at the date of this report, the members of the Audit Committee are Mr Brown (Chairman and financial expert), Mr Gillfillan (financial export), Ms Hellicar and Mr Loudon (financial expert). Mr Clark, who resigned from the Supervisory Board on 9 May 2006, was a member of the Audit Committee during fiscal year 2006.
As at the date of this report, the members of the Nominating and Governance Committee are: Mr McGauchie (Chairman), Mr Gillfillan and Ms Hellicar. Mr Cameron, who resigned from the Supervisory Board on 19 January 2006, and Mr Clark, who resigned from the Supervisory Board on 9 May 2006, were members of the Nominating and Governance Committee during fiscal year 2006.
As at the date of this report, the members of the Remuneration Committee are: Mr Barr (Chairman), Mr Loudon and Ms Hellicar.
Activities of the Supervisory Board and its Committees
The Supervisory Board and its Committees regularly held deliberations throughout fiscal year 2006. Details on the number of meetings of the Supervisory Board and its Committees and the attendance of members of the Supervisory Board and the Committees are set out on page xx of this report.
In its meetings, the Supervisory Board discussed regularly:
•	the performance of the JHI NV’s individual business groups;

•	the culture change initiative;

•	company and business unit budgets;

•	monthly, quarterly, half-yearly and yearly results and financial statements;

•	capital expenditure requests;

•	the safety and environmental performance of the business;

•	JHI NV’s financing in general and its credit rating;

•	the entry into voluntary asbestos compensation arrangements with the New South Wales Government and monitoring of FFA conditions precedent status, including taxation approvals, lender support and drafting of an Explanatory Memorandum to seek shareholder approval; and

•	taxation matters including the amended taxation assessment received by an Australian JHI NV subsidiary.
The Supervisory Board also discussed the operational and financial objectives of JHI NV, the strategy to achieve these objectives, the parameters to be applied in relation to the strategy, the business plans for the businesses, the sale of the Chile Fibre Cement business and the closure of the roofing business, dividend distributions and capital management, the risks to the company and the reports by the Managing Board of the internal risk management and control systems and their developments.
In addition, the Supervisory Board commissioned an external review, and discussed, without the members of the Managing Board being present, its own performance, composition, profile and competence; the performance of its individual members; succession; and its relationship with the Managing Board and the composition thereof. The Supervisory Board also discussed, without the members of the Managing Board being present, the performance of the Managing Board and of its individual members and succession.
The Audit Committee reviewed JHI NV’s quarterly, half-yearly and yearly results, financial statements and the annual report. The Audit Committee oversaw the relationship with the external auditor and internal auditor, including the compliance with recommendations and observations of internal and external auditors. It also discussed the effect of internal risk management and control systems.
The Remuneration Committee discussed the remuneration of the members of the Managing Board described on pages 11 - 18 of this report. Other topics included equity grants to executives: remuneration and performance objectives of the executive team; salary increase guidelines for each business; Supervisory Board Director remuneration and cap; Supervisory Board Director equity grant; Economic Profit Incentive Plan; executive contracts; management structure, succession planning and development; and US non-qualified deferred compensation plan.
The Nominating and Governance Committee discussed the size and composition of the Supervisory Board and the Managing Board as well as the functioning of the individual members of the Supervisory Board and the Managing Board. This committee also discussed corporate governance compliance developments.
Main elements of the Remuneration Report regarding the remuneration of the members of the Managing Board
Details on the remuneration of the members of the Managing Board are included in the Remuneration Report on pages 5 - 20 of this report.
This report is made in accordance with a resolution of the members of the Supervisory Board.

M Hellicar
Chairman
Supervisory and Joint Boards
Signed Amsterdam, The Netherlands, 14 August 2006

Management’s Discussion and Analysis
Overview
This discussion is intended to provide information that will assist in understanding James Hardie’s (the company’s) 31 March 2006 consolidated financial statements, the changes in significant items in those consolidated financial statements from year to year, and the primary reasons for those changes. It includes information about James Hardie’s critical accounting policies and how these policies affect its consolidated financial statements, and information about the consolidated financial results of each business segment to provide a better understanding of how each segment and its results affect the financial condition and results of operations as a whole.
James Hardie’s results for fiscal year 2006 were substantially affected by the net provision of US$715.6 million it recorded for estimated future asbestos-related compensation payments. The company also incurred significant costs associated with the Special Commission of Inquiry (SCI) and other related matters during fiscal year 2006. Information regarding asbestos-related matters and the SCI and other related matters can be found in this discussion and in Note 4.10 of the consolidated financial statements.
The discussion below contains forward-looking statements that are based on the company’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties not included in 2005 report.
The Company and the Building Product Markets
Based on net sales, James Hardie believes it is the largest manufacturer of fibre cement products and systems for internal and external building construction applications in the United States, Australia, New Zealand and the Philippines. The company’s current primary geographic markets include the United States, Australia, New Zealand, the Philippines and Europe. Through significant research and development expenditure, James Hardie develops key product and production process technologies that it patents or holds as trade secrets. James Hardie believes that these technologies give it a competitive advantage.
James Hardie manufactures numerous types of fibre cement products with a variety of patterned profiles and surface finishes for a range of applications including external siding and soffit lining, trim, fencing, internal linings, facades, floor and tile underlayments, drainage pipes and decorative columns. The company’s products are used in various market segments, including new residential construction, manufactured housing, repair and remodel and a variety of commercial and industrial construction applications. It believes that, in certain construction applications, its fibre cement products and systems provide a combination of distinctive performance, design and cost advantages over competing building products and systems.
The company’s products are primarily sold in the residential housing markets. Residential construction levels fluctuate based on new home construction activity and the repair and renovation of existing homes. These levels of activity are affected by many factors, including home mortgage interest rates, inflation rates, unemployment levels, existing home sales, the average age and the size of housing inventory, consumer home repair and renovation spending, gross domestic product growth and consumer confidence levels. These factors were generally favourable during fiscal year 2006, resulting in healthy levels of residential construction and home repair and renovation activity.
Fiscal Year 2006 Key Results
At 31 March 2006 James Hardie recorded a net provision of US$715.6 million for estimated future asbestos-related compensation payments (asbestos provision).
Total net sales increased 23% to US$1,488.5 million. However, the asbestos provision resulted in a decrease in EBlT from a profit of US$196.2 million to a loss of US$434.9 million. Operating profit from continuing operations decreased to a loss of US$506.7 million because of the asbestos provision.
Excluding the asbestos provision, EBlT increased by 43% to US$280.7 million and operating profit from continuing operations increased by 63% to US$208.9 million.
The company’s largest market is North America, where fibre cement is one of the fastest growing segments of the external siding market. During the year, USA Fibre Cement net sales contributed approximately 82% of total net sales, and its EBlT was the primary contributor of total company EBIT. Net sales increased due to increased sales volume and a higher average net sales price. EBlT increased primarily due to increased sales, partially offset by higher unit costs, freight costs and selling, general and administrative expense.
Asia Pacific Fibre Cement net sales contributed approximately 16% of total net sales, and its EBlT was the second largest contributor of total company EBIT. Net sales increased in the company’s Australia and New Zealand business, but fell in its Philippines Fibre Cement business. The increase in net sales in the Australia and New Zealand business was due to favourable exchange rates and increased volume, which were partially offset by a reduction in average net sales price. Sales in the Philippines business were adversely affected during the year by weaker domestic demand and increased competition in export markets. Asia Pacific Fibre Cement EBlT decreased, primarily due to increased costs in Australia.
The company’s emerging businesses of Europe Fibre Cement and USA Hardie Pipe, continued to make good progress. The USA Hardie Pipe business reduced its loss compared to last year, even though sales volumes were lower. The Europe Fibre Cement business increased its sales as demand increased. On 18 April 2006 James Hardie announced that it would close its Artisan Roofing business. Following a review of the carrying value of the assets related to this operation, an asset impairment charge of US$13.4 million was recorded in fiscal year 2006.

(Millions of US dollars)	2006		2005		% Change

Net Sales
USA Fibre Cement		$1,218.4		$939.2	30
Asia Pacific Fibre Cement		241.8		236.1	2
Other		28.3		35.1	(19)

Total Net Sales		$1,488.5		$1,210.4	23
Cost of goods sold		(937.7)		(784.0)	20

Gross profit		550.8		426.4	29
Selling, general and administrative expenses		(209.8)		(174.5)	20
Research and development expenses		(28.7)		(21.6)	33
Special Commission of Inquiry and other related expenses		(17.4)		(28.1)	(38)
Impairment of roofing plant		(13.4)		—	—
Asbestos provision		(715.6)		—	—
Other operating loss		(0.8)		(6.0)	(87)

EBIT		(434.9)		196.2	—
Net interest expense		(0.2)		(5.1)	(96)
Other expense		—		(1.3)	—

Operating (loss) profit from continuing operations before income taxes		(435.1)		189.8	—
Income tax expense		(71.6)		(61.9)	16

Operating (Loss) Profit from Continuing Operations		$(506.7)		$127.9	—
Net Operating (Loss) Profit Including Discontinued Operations		$(506.7)		$126.9	—

Tax rate		—		32.6%	—

Volume (mmsf)
USA Fibre Cement		2,182.8		1,855.1	18
Asia Pacific Fibre Cement		368.3		376.9	(2)

Average net sales price per unit (per msf)
USA Fibre Cement	US$	558	US$	506	10
Asia Pacific Fibre Cement	A$	872	A$	846	3

All results are for continuing operations unless otherwise stated. See Definitions starting on page 36.
Total Net Sales
Total net sales increased 23% from US$1,210.4 million to US$1,488.5 million in fiscal year 2006.
Net sales from USA Fibre Cement increased 30% from US$939.2 million to US$1,218.4 million due to continued growth in sales volume and a higher average net sales price.
Net sales from Asia Pacific Fibre Cement increased 2% from US$236.1 million to US$241.8 million primarily due to increased higher sales volume in Australia and New Zealand.
Other net sales decreased by 19% from US$35.1 million to US$28.3 million with the decline primarily due to the sale of the company’s Chilean flat sheet business in July 2005.
USA Fibre Cement
Net sales increased 30% from US$939.2 million to US$1,218.4 million due to increased sales volume and a higher average net sales price. Sales volume increased 18% from 1,855.1 million square feet to 2,182.8 million square feet, due mainly to growth in primary demand and a resilient housing market. The average net sales price increased 10% from US$506 per thousand square feet to US$558 per thousand square feet due to price increases for some products that were implemented during fiscal year 2006 and proportionally stronger growth of differentiated, higher-priced products. Despite further modest interest rate increases, the business did not experience the expected ‘cooling’ of the new housing construction market during fiscal year 2006. New housing construction activity was very strong over the full year as it continued to be buoyed by relatively low interest rates and strong house prices. Repair and remodelling activity also remained very strong during the year.
The strong growth in sales volume was across both the business’ interior and exterior product categories and its emerging and established geographic markets, reflecting further market penetration and the healthy new housing and repair and remodelling activity.
Demand for exterior products continued to grow in all key regions across the United States, and further market share gains were achieved at the expense of alternative materials, mainly vinyl and wood-based siding. There was strong sales growth in differentiated, higher-priced products, as well as in the business’ core products.
Implementation of the ColorPlus® product business model in the emerging markets continued during fiscal year 2006. The model is aimed at improving the positioning of the ColorPlus® product range of pre-painted products in markets dominated by vinyl siding and increasing revenue and contribution per unit. All phases of the implementation are underway and progressing well. Sales of the ColorPlus® product range as a percentage of exterior product sales in the business’ emerging markets almost doubled over the fiscal year 2005. We intend to introduce ColorPlus® products to selected regions of our established markets in fiscal year 2007.

Management’s Discussion and Analysis
(continued)
In the interior products market, sales of both Hardibacker 500® half-inch backerboard and quarter-inch backerboard grew very strongly. The business continued to take market share in this category, particularly in the half-inch segment.
In its established markets, the business continued to focus on growth strategies including an increased focus on the repair and remodel segment. Sales in the established markets were slightly affected by the impact of the September 2005 hurricanes that caused considerable damage along the Gulf Coast, particularly in the states of Louisiana and Mississippi. Sales in these states account for less than 5% of total sales of the USA Fibre Cement business.
At the end of fiscal year 2006, the business completed construction of one of the two planned production lines at its new plant in Pulaski, Virginia, and in April 2006, this line commenced commercial production. At the end of fiscal year 2006, the business also completed construction of, and commenced production on, a new ColorPlus® product line at its Blandon, Pennsylvania plant.
During fiscal year 2006, the business commenced the ramp-up of its new trim line at Peru, Illinois and continued the ramp-up of its new West Coast manufacturing plant at Reno, Nevada. It also began construction of other additional pre-finishing capacity at plants in its emerging markets.
Asia Pacific Fibre Cement
Net sales increased 2% from US$236.1 million to US$241.8 million. Net sales in Australian dollars increased 1% due to a 3% increase in the average net sales price, partly offset by a 2% decline in sales volume from 376.9 million square feet to 368.3 million square feet.
Australia and New Zealand Fibre Cement
Net sales increased 4% from US$210.1 million to US$218.1 million, primarily due to favourable currency exchange rates and a 3% increase in sales volume. In Australian dollars, net sales increased 2%. The average net sales price in Australian dollars decreased 1% compared to fiscal year 2005.
In Australia, both the residential housing construction and the renovation markets softened, particularly in New South Wales. The increase in sales volume in fiscal year 2006 was due to initiatives designed to grow primary demand for fibre cement and generate further market share in the business’ targeted markets. In the commercial construction sector, activity remained at buoyant levels and, following the execution of the FFA for asbestos compensation in December 2005, the business began to regain momentum lost through product bans and boycotts imposed during the prior year and a half, particularly in Victoria. It achieved strong sales of its Linea® weatherboards, which were launched in Queensland during the first half of fiscal year 2006, and continued to roll-out its Business Builder Program in all states to help generate primary demand for its products. In addition, the business launched Aquatectm Wet Area Flooring in Victoria during the third quarter of the fiscal year 2006.
In New Zealand, housing construction activity also softened. The growth momentum of Linea® weatherboards continued throughout the year and helped to generate increased primary demand for the business’ products in a weakened market. Linea® weatherboards remain the business’ number-one selling product in New Zealand.
Philippines Fibre Cement
Net sales decreased 9% from US$26.0 million to US$23.7 million. In local currency, net sales decreased 11% due to a 19% decrease in sales volume partly offset by a 10% increase in the average net sales price. Demand was adversely affected during fiscal year 2006 by weaker domestic construction activity resulting from uncertainty associated with increased domestic political and economic instability, and increased competition in the business’ export markets.
Other
Other sales include sales of the company’s fibre cement products manufactured in Chile (through July 2005), sales of Hardietm Pipe in the United States, the roofing pilot plant in the United States which was closed in April 2006, and fibre cement operations in Europe.
USA Hardie Pipe
Net sales fell short against fiscal year 2005. A decrease in sales volume was partly offset by a higher average sales price.
Europe Fibre Cement
Net sales increased in fiscal year 2006 compared to fiscal year 2005 due to stronger demand resulting from increased awareness of the business’ products among builders, distributors and contractors: expansion into new geographic markets; and higher average net sales price.
Artisan Roofing
The company’s roofing pilot plant consisted of a small-scale roofing manufacturing plant in Fontana, California opened in 2003. Since then, the company had undertaken production and market trials of a new roofing product in Southern California to quantify the market potential of the new product. On 18 April 2006, it ceased market development initiatives for its roofing product and announced the closure of its roofing plant. Following a review of the carrying value of the assets related to this operation, an asset impairment charge of US$13.4 million was recorded in fiscal year 2006. The decision not to proceed with the roofing product was made after the company reviewed market testing results and concluded that greater shareholder value would be created by focusing on other market growth initiatives.
Chile Fibre Cement
The company sold its Chilean business in July 2005 due to its small scale and limited strategic fit.
Gross Profit
Gross profit increased 29% from US$426.4 million to US$550.8 million due mainly to a strong gross profit improvement in the USA Fibre Cement business. The gross profit margin increased 1.8 percentage points to 37.0%.
USA Fibre Cement gross profit increased 37% as a result of increases in both sales volume and the average net sales price, partially offset by higher manufacturing costs and freight costs. The gross profit margin increased 2.1 percentage points.
Asia Pacific Fibre Cement gross profit decreased 5% due to reduced profitability in the Asia Pacific businesses in Australia and the Philippines, which was partly offset by improvements in New Zealand and favourable currency movements. In Australian dollars, gross profit decreased 7% due primarily to increased costs in all the Asia Pacific businesses.

Selling, General and Administrative (SG&A) Expense
SG&A expense increased 20% from US$174.5 million to US$209.8 million, mainly due to an increase in the accrual for employees’ bonuses to reflect the company’s improved profit performance (before the asbestos provision); increased spending on growth initiatives in the USA Fibre Cement business; and increased professional service fees. As a percentage of sales, SG&A expense decreased 0.3 of a percentage point to 14.1%.
Research and Development Expenses
Research and development expenses include costs associated with “core” research projects that are designed to benefit all business units. These costs are recorded in the Research and Development segment rather than being attributed to individual business units. These costs were 3% higher at US$12.3 million. Other research and development costs associated with commercialisation projects in business units are included in the business unit segment results. In total, these costs increased 71% to US$16.4 million.
SCI and Other Related Expenses
In February 2004, the Government of New South Wales in Australia established an SCI to investigate, among other matters, the circumstances in which the Medical Research and Compensation Foundation (the Foundation) was established. Shortly after release of the SCI report on 21 September 2004, James Hardie commenced negotiations with the NSW Government, the Australian Council of Trade Unions (ACTU), UnionsNSW and a representative of asbestos claimants in relation to its offer to the SCI on 14 July 2004 to provide funds voluntarily for proven Australia-based asbestos-related injury and death claims against certain former James Hardie Australian subsidiary companies. On 21 December 2004, the company entered into a Heads of Agreement with the above parties to establish and fund an SPF to provide funding for these claims on a long-term basis. The company subsequently entered negotiations with the NSW Government on a binding agreement that it intends to put to shareholders for approval. On 1 December 2005, the company and the NSW Government signed the FFA. The FFA is subject to certain conditions precedent, including the company’s ability to obtain full tax deductibility for the contributions under this agreement, the tax exempt status of the SPF and its approval by the company’s lenders and shareholders.
Costs incurred associated with the SCI and other related expenses totalled US$17.4 million compared to US$28.1 million in the previous year.
Further information on the SCI and other related matters can be found in Note 4.10 to the consolidated financial statements.
Asbestos Provision
The recording of the asbestos provision is in accordance with US accounting standards because the company has determined that it is probable that it will make payments to fund asbestos-related claims on a long-term basis. The amount of the asbestos provision, of US$715.6 million (A$1.0 billion) at 31 March 2006, is the company’s best estimate of the probable outcome. Under alternative arrangements such as those discussed in the next paragraph, this estimate may change.
This estimate is based on the terms of the FFA, which includes an actuarial estimate prepared by KPMG Actuaries at 31 March 2006 of the projected future cash outflows, undiscounted and uninflated, and the anticipated tax deduction arising from Australian legislation which came into force on 6 April 2006.
On 23 June 2006, the ATO advised the company that it has refused to endorse the SPF as a tax concession charity, arguing that, in its opinion, the scope of its activities under the Trust Deed and the FFA does not meet current legislative requirements for such an endorsement.
On 29 June 2006, the ATO issued a ruling to the company to the effect that James Hardie’s contributions to the SPF would be tax deductible over the anticipated life of the arrangements in accordance with the recent “blackhole expenditure” Federal Legislation which was enacted in April 2006. At the time of filing this report, the company believes that the ATO’s refusal to endorse the SPF as a tax concession charity continues to place the FFA in doubt.
Intention to Make Payments to Asbestos Claimants
Even if conditions to the company’s funding obligations under the FFA, including the achievement of tax deductibility, are not fulfilled, it has determined that it is nevertheless likely that it will make payments in respect of certain claimants who were injured by asbestos products manufactured by certain former Australian subsidiary companies. The Board of James Hardie has made it clear that, in a manner consistent with its obligations to shareholders and other stakeholders in the company, it intends to proceed with fair and equitable actions to compensate the injured parties. Any such alternative settlement may be subject to conditions precedent and would require lender and shareholder approval. However, if James Hardie proceeds with an alternative settlement without the current conditions precedent being met, it is likely, as a function of economic reality, that the company will have less funds to support payments in respect of asbestos claims. While the company continues to hope that the conditions precedent to the FFA will be fulfilled, it has determined that its intention to continue to proceed responsibly in either event makes it appropriate for it to record the asbestos liability reserve in the amounts set forth in the financial statements.
Further information on the SCI and other related matters can be found in Note 4.10 to the consolidated financial statements.
EBlT
EBlT decreased from US$196.2 million profit to a loss of US$434.9 million. EBlT includes the asbestos provision of US$715.6 million, SCI and other related expenses of US$17.4 million and an asset impairment charge of US$13.4 million relating to the closure of the roofing pilot plant.
As shown in the table on the following page, EBlT excluding asbestos provision, impairment charge and SCI and other related expenses, increased by 39% to US$311.5 million. EBlT margin excluding these items increased 2.4 percentage points to 20.9%.
USA Fibre Cement EBlT increased 42% from US$241.5 million to US$342.6 million. The increase was due to increased sales volume and higher average net sales price, partially offset by higher unit costs, freight costs and SG&A expenses. The EBlT margin was 2.4 percentage points higher at 28.1%.

Management’s Discussion and Analysis
(continued)

EBlT
(Millions of US dollars)	2006	2005	% Change

USA Fibre Cement	$342.6	$241.5	42
Asia Pacific Fibre Cement	41.7	46.8	(11)
Research and Development	(15.7)	(17.5)	(10)
Other	(13.1)	(11.8)	11
Impairment of roofing plant	(13.4)	—	—
General Corporate	(61.4)	(62.8)	(2)
Asbestos provision	(715.6)	—	—

EBlT before interest and tax	(434.9)	196.2	—
Excluding
Impairment of roofing plant	13.4	—	—
Asbestos provision	715.6	—	—
SCI and other related expenses	17.4	28.1	(38)

EBlT excluding asbestos provision, impairment charge and SCI and other related expenses	$311.5	$224.3	39
Net Sales	$1,488.5	$1,210.4	23
EBlT margin excluding asbestos provision, impairment charge and SCI and other related expenses	20.9%	18.5%	—

Asia Pacific Fibre Cement EBlT decreased 11% from US$46.8 million to US$41.7 million due to a reduced profit performance in both the Australia and New Zealand, and Philippines businesses. The EBlT margin was 2.6 percentage points lower at 17.2%.
Australia and New Zealand Fibre Cement EBIT decreased 8% from US$42.4 million to US$38.9 million. In Australian dollars, the Australia and New Zealand business EBlT fell by 10% due to increased costs in Australia, partially offset by increased sales volume in Australia and New Zealand. The EBlT margin was 2.4 percentage points lower at 17.8%.
The Philippines Fibre Cement business recorded a decrease in EBlT due to the impact of weaker domestic construction activity on demand for its products, as well as increased competitive activity in its export markets.
The USA Hardie Pipe business reduced its EBIT loss compared to the previous year.
The Europe Fibre Cement business incurred an EBIT loss as it continued to build net sales.
Following a review of the results of its roofing product trials in California, James Hardie announced on 18 April 2006 that the pilot plant was to close. Following a review of the carrying value of the assets related to this operation, an asset impairment charge of US$13.4 million was recorded.
The Chile Fibre Cement business was sold in July 2005.
General corporate costs decreased by US$1.4 million from US$62.8 million to US$61.4 million. There was a decrease of US$10.7 million in SCI and other related expenses, a US$0.7 million loss in the prior year on the sale of land owned in Sacramento, which did not recur in fiscal year 2006, and a reduction of US$3.5 million in the cost of the Australian companies’ defined benefit pension scheme. These decreases were partly offset by a US$8.6 million increase in employee bonus plan expense, a US$3.5 million increase in employee share-based compensation expense from stock options and from stock appreciation rights, primarily caused by an increase in the company’s share price, and an increase in other general costs of US$1.4 million.
Net Interest Expense
Net interest decreased by US$4.9 million to US$0.2 million. The decrease in interest expense was primarily due to the company being in a positive net cash position for the majority of fiscal year 2006.
Income Tax Expense
Income tax expense increased US$9.7 million from US$61.9 million to US$71.6 million. The increase in expense was due to an increase in profits and the geographic mix of earnings. This was partially offset by a reduction in the income tax reserves in the US arising as a result of the finalisation of certain tax audits during the year.
Operating Profit from Continuing Operations
Operating profit from continuing operations decreased from a profit of US$127.9 million to a loss of US$506.7 million. Operating profit from continuing operations includes US$715.6 million relating to the booking of the asbestos provision; an impairment charge of US$13.4 million (US$8.0 million, after tax) relating to the closure of the company’s rooting pilot plant; SCI and other related expenses of US$17.4 million (US$16.5 million, after tax); and a write-back of tax provisions of US$20.7 million.
Operating profit from continuing operations excluding asbestos provision, impairment charge, SCI and other related expenses, and write-back of tax provisions, increased 42% to US$212.7 million as shown in the table below:

Operating (Loss) Profit
(Millions of US dollars)	2006	2005	% Change

Operating (loss) profit from continuing operations	$(506.7)	$127.9	—
Excluding
Impairment of roofing plant (net of tax)	8.0	—	—
Asbestos provision	715.6	—	—
SCI and other related expense (net of tax)	16.5	22.3	(26)
Write-back of tax provisions	(20.7)	—	—

Operating profit from continuing operations excluding asbestos provision, impairment charge, SCI and other related expenses and write-back of tax provisions	$212.7	$150.2	42

Discontinued Operations
In total, the company recorded US$ nil from discontinued operations compared to a loss of US$1.0 million in the previous year, which related primarily to additional costs associated with the sale of New Zealand land in March 2004 and settlement of a dispute with a former business. No separate disclosure of discounted operations under Dutch GAAP requirements.
Liquidity and Capital Resources
The company’s treasury policy regarding liquidity management, foreign exchange risks management, interest rate risk management and cash management is administered by its treasury department and is centralised in The Netherlands. This policy is reviewed annually and is designed to ensure that the company has sufficient liquidity to support its business activities and meet future business requirements in the countries in which it operates. Counterparty limits are managed by the treasury department and based upon the counterparty credit rating; total exposure to any one counterparty is limited to specified amounts and signed off annually by the CFO.
The company had cash and cash equivalents of US$315.1 million as of 31 March 2006. At that date, it also had credit facilities totalling US$476.7 million, of which US$302.7 million was outstanding. The credit facilities are all non-collateralised and, as of 31 March 2006, consisted of the following:

(Millions of US dollars)	At 31 March 2006

Description	Effective Interest Rate	Total Facility	Principal Outstanding

US$ notes, fixed interest, repayable annually in varying tranches from November 2006 through November 2013	7.16%	$121.7	$121.7

US$ 364-day term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until December 2006	5.41%	110.0	81.0

US$ term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until June 2006	5.27%	245.0	100.0

Total		$476.7	$302.7

As of 31 March 2006 the company had net cash of US$12.4 million, compared with net debt of US$45.8 million as of 31 March 2005, an increase of US$58.2 million.
Its credit facilities currently consist of 364-day facilities in the amount of US$110.0 million, which mature in June 2007, and term facilities in the amount of US$245.0 million, which mature in December 2006. The maturity dates of the US$110.0 million and US$245.0 million term facilities were extended from December 2006 and June 2006, respectively, in June 2006. For both facilities, interest is calculated at the commencement of each draw-down period based on the US-dollar London Interbank Offered Rate (LIBOR) plus the margins of individual lenders, and is payable at the end of each draw-down period. During fiscal year 2006, the company paid US$0.7 million in commitment fees. As of 31 March 2006, US$181.0 million was drawn under the combined facilities and US$174.0 million was available.
James Hardie has historically met its working capital needs and capital expenditure requirements through a combination of cash flow from operations, proceeds from the divestiture of businesses, credit facilities and other borrowings, proceeds from the sale of property, plant and equipment and proceeds from the redemption of investments. Seasonal fluctuations in working capital generally have not had a significant impact on the company’s short-term or long-term liquidity. The company believes that it can meet its present working capital requirements for at least the next 12 months based on its current capital resources. Any cash commitments arising from the FFA will be met either from cash generated by operating activities or, should this prove insufficient, from borrowings under existing credit facilities.
In March 2006, RCI Pty Ltd (RCI) a wholly-owned subsidiary of the company, received an amended assessment from the ATO of A$412.0 million (US$310.0 million).The assessment was subsequently amended to A$378.0 million (US$284.6 million). On 23 June 2006, the ATO advised that in order to appeal the assessment, the company would be required to make a partial payment of 50% of the amended assessment (A$189.0 million). This payment will reduce the company’s liquidity. The company believes that RCl’s tax position will ultimately prevail in this matter. Accordingly, it is expected that any amounts paid would be recovered by RCI (with interest) at the time RCI is successful in its appeal against the amended assessment. However, if RCI is unsuccessful in its appeal, RCI will be required to pay the entire assessment. As of 31 March 2006, the company had not recorded any liability for the amended assessment. See Note 4.10 of the consolidated financial statements for further information.
Additionally, if the conditions precedent to the full implementation of the FFA, including lender approval, are satisfied, the maturity date of the US$245.0 million term facilities will be automatically extended until June 2010.
As a result of recording the asbestos provision at 31 March 2006, and the Supervisory Board’s approval thereof on 12 May 2006, the company would not have been in compliance with certain of the restrictive covenants in respect of the US-dollar non-collateralised notes. However, under the terms of the non-collateralised notes agreement, prepayment of these notes was permitted, and on 28 April 2006 the company issued a notice to all noteholders to prepay in full all outstanding notes on 8 May 2006. On that date, the US-dollar non-collateralised notes were prepaid in full, including a make-whole payment of US$6.0 million, In the fourth quarter of fiscal year 2006, US$181.0 million was drawn down on the credit facilities

Management’s Discussion and Analysis
(continued)
in anticipation of the prepayment of the US-dollar non-collateralised notes as described above.
The company anticipates being able to meet its payment obligations from:
•	net operating cash flow during the current year;

•	existing cash and unutilised committed facilities; and

•	the addition of proposed new funding facilities.
However, if the conditions precedent to the full implementation of the FFA are not satisfied, the company may not be able to renew its credit facilities on substantially similar terms, or at all; it may have to pay additional fees and expenses that it might not have to pay under normal circumstances; and it may have to agree to terms that could increase the cost of its debt structure.
If the company is unable to extend its credit facilities, or is unable to renew its credit facilities on terms that are substantially similar to the ones it presently has, it may experience liquidity issues and will have to reduce its levels of planned capital expenditures, reduce or eliminate dividend payments, or take other measures to conserve cash in order to meet its future cash flow requirements. Nevertheless, the company believes it will have sufficient funds to meet its working capital and other cash requirements for at least the next 12 months based on its existing cash balances and anticipated operating cash flows arising during the year.
At 31 March 2006, the company’s management believes that it was in compliance with all restrictive covenants contained in the non-collateralised notes, revolving loan facility and the stand-by credit facility agreements. Under the most restrictive of these covenants, it is required to maintain certain ratios of debt to equity and net worth and levels of earnings before interest and taxes and is limited in how much it can spend on an annual basis in relation to asbestos payments to Amaca, Amaba or ABN 60.
Cash Flow
Net operating cash inflows increased by 9% from US$219.8 million to US$240.6 million primarily due to the improved operating performance of the business, offset by increases in operating assets.
Net cash used in investing activities increased from US$149.8 million to US$154.0 million as the company continued to invest in Increasing its production capacity. The increase in capital expenditure was partially offset by US$8.0 million net proceeds from the sale of the Chilean flat sheet business in July 2005.
Net cash provided by financing activities increased from a utilisation of US$27.6 million to US$116.5 million in fiscal year 2006 due to the drawdown of US$181.0 million on the company’s term facilities in preparation for the prepayment of the US-dollar non-collateralised notes on 8 May 2006, and an increase in proceeds from issuance of shares of US$16.1 million. This increase was offset by an increase of US$32.2 million in dividend payments and a US$20.0 million increase in loan repayments.
Capital Requirements and Resources
James Hardie’s capital requirements consist of expansion, renovation and maintenance of its production facilities and construction of new facilities. The company’s working capital requirements, consisting primarily of inventory and accounts receivable and payables, fluctuate seasonally during months of the year when overall construction and renovation activity volumes increase.
During each fiscal year in the three-year period ended 31 March 2006, the company’s continuing businesses generated cash in excess of its capital requirements. As it continues expanding its fibre cement businesses, the company expects to use cash primarily generated from its operations to fund capital expenditures and working capital. It expects to spend significantly during fiscal year 2007 on capital expenditures that include facility upgrades, on capital to complete new facility construction and on capital to implement new fibre cement technologies. The company plans funding any cash flow shortfalls that it may experience due to payments that may be made under the FFA and payments made to the ATO under the amended assessment, with future cash flow surpluses, cash on hand of US$315.1 million at 31 March 2006, and cash that it anticipates will be available to it under credit facilities.
On 1 December 2005, the company announced that it, the NSW Government and the Performing Subsidiary had entered into a FFA to provide long-term funding to a SPF that will provide compensation for Australian asbestos-related personal injury claims against the former James Hardie Australian subsidiaries. The FFA is subject to a number of conditions precedent, including the company being satisfied with the tax treatment of the proposed funding arrangements and receiving approval of its lenders and shareholders. As of 31 March 2006, James Hardie recorded the asbestos provision of US$715.6 million. The booking of the asbestos provision is based on the company’s assumption that the conditions precedent to the effectiveness of the FFA will be fulfilled, including the achievement of tax deductibility of asbestos compensation payments. If these conditions are not fulfilled, the company is likely to propose an alternative settlement, in which case the amount of the provision may be adjusted to reflect the funds available for contribution by the company if deductibility is not achieved. Any such alternative settlement may be subject to conditions precedent and would require lender and shareholder approval.
Currently, the timing of any potential payments is uncertain because the conditions precedent to the FFA have not been satisfied. If the conditions precedent to the FFA are satisfied, James Hardie expects to make an initial payment of approximately A$154.0 million (equal to estimated asbestos claims to be paid over the next three years less existing cash of the Foundation).The company believes that the cash and cash equivalents that it currently has on hand and funds from credit facilities that it anticipates will be available, will be sufficient to fund the initial payment. Additionally, it anticipates that the FFA will require it to make annual payments to fund asbestos claims.
James Hardie is continuing to discuss tax treatment with the ATO and the Federal Treasury.

On 23 June 2006, the ATO advised the company that it has refused to endorse the SPF as a tax concession charity, arguing that, in its opinion, the scope of its activities under the Trust Deed and the FFA does not meet current legislative requirements for such an endorsement.
On 29 June 2006, the ATO issued a ruling to the company to the effect that James Hardie’s contributions to the SPF would be tax deductible over the anticipated life of the arrangements in accordance with the recent “blackhole expenditure” Federal Legislation which was enacted in April 2006. At the time of filing this report, the company believes that the ATO’s refusal to endorse the SPF as a tax concession charity continues to place the FFA in doubt.
Costs incurred to satisfy the conditions precedent related to FFA may be significant and will negatively affect the company’s cash generated from operations over the short-term. The company anticipates that its cash flows from operations, net of estimated payments that may be made under the FFA, will be sufficient to fund its planned capital expenditure and working capital requirements in the short-term. If it does not generate sufficient cash from operations to fund its planned capital expenditures and working capital requirements, the company believes the cash and cash equivalents of US$315.1 million, and the cash that it anticipates will be available to it under credit facilities, will be sufficient to meet any cash shortfalls during at least the next 12 months.
The company expects to rely primarily on increased market penetration of its products and increased profitability from a more favourable product mix to generate cash to fund its long-term growth. Historically, the company’s products have been well-accepted by the market and the company’s product mix has changed towards higher-priced, differentiated products that generate higher margins. The company has historically reinvested a portion of the cash generated from its operations to fund additional capital expenditures, including research and development activities, which the company believes has facilitated greater market penetration and increased profitability. The company’s ability to meet its long-term liquidity needs, including its long-term growth plan, is dependent on the continuation of this trend and other factors discussed herein.
The company believes its business is affected by general economic conditions and interest rates in the United States and in other countries because these factors affect the number of new housing starts, the level of housing prices and household net worth. It believes that higher housing prices, which may affect available owner equity and household net worth, are contributors to the currently relatively strong renovation and remodel markets for its products. Over the past several years, favourable economic conditions and historically-reasonable mortgage interest rates in the United States helped sustain new housing starts and renovation and remodel expenditures in the United States. However, increases in housing prices during these years, and increases in interest rates during 2005 and 2006 may cause a levelling-off or decrease in new housing starts over at least the short-term. It expects that business derived from current US forecasts of new housing starts and continued healthy renovation and remodel expenditures will result in its operations generating cash flow sufficient to fund the majority of its planned capital expenditures.
It is possible that a decline in new housing starts in the United States or in other countries in which James Hardie manufactures and sells its products would negatively affect its growth and current levels of revenue and profitability and therefore decrease its liquidity and its ability to generate sufficient cash from operations to meet its capital requirements. During calendar years 2005 and 2006, United States home mortgage interest rates steadily increased and, along with continued housing price increases, the US housing affordability index has decreased. James Hardie believes that these economic factors, along with others, will cause a slow-down in growth of US new housing construction over the short-term, which may reduce demand for its products.
Pulp and cement are primary ingredients in James Hardie’s fibre cement formulation, which have been subject to price volatility, affecting the company’s working capital requirements. Cement prices increased in fiscal year 2006. Pulp prices increased in fiscal year 2005 and the increase continued during fiscal year 2006. The company expects that cement prices will remain high in the short-term. In addition, it is possible that pulp prices will also fluctuate. To minimise additional working capital requirements caused by rising pulp or cement prices, the company may seek to enter into contracts with suppliers for the purchase of pulp or cement that could fix its pulp or cement prices over the longer-term. However, if pulp or cement prices do not continue to rise, cash generated from its operations may be negatively affected if pulp or cement pricing is fixed over the longer-term.
Freight costs have increased primarily due to continued higher fuel prices. James Hardie expects fuel costs to remain higher, which will increase the company’s working capital requirements as compared to fiscal year 2006.
The collective impact of the foregoing factors, and other factors, may affect the company’s ability to generate sufficient cash flows from operations to meet its short and longer-term capital requirements. The company believes that it will be able to fund any cash shortfalls for at least the next 12 months with cash that it anticipates will be available under its credit facilities and that it will be able to maintain sufficient cash available under those facilities. Additionally, the company could determine it necessary to reduce or eliminate dividend payments, scale back or postpone its expansion plans and/or take other measures to conserve cash to maintain sufficient capital resources over the short and longer-term.
Capital Expenditures
James Hardie’s total capital expenditures, including amounts accrued, for continuing operations for fiscal year 2006 was US$162.8 million. The capital expenditures were primarily used to create additional low cost, high volume manufacturing capacity to meet increased demand for the company’s fibre cement products and to create new manufacturing capacity for new fibre cement products.
Significant capital expenditures in fiscal year 2006 included (i) completion of the first line at the new Pulaski, Virginia plant and (ii)the continued implementation of the company’s ColorPlus® product strategy. This strategy includes constructing additional ColorPlus® coating capacity inside its existing plants. In fiscal year 2006, the company completed construction of, and commenced production on, a new ColorPlus® product line at its Blandon, Pennsylvania plant. In addition, it began construction on new ColorPlus® coating lines at its Reno, Nevada and Pulaski, Virginia plants.

Management’s Discussion and Analysis
(continued)
Contractual Obligations
The following table summarises the company’s significant contractual obligations at 31 March 2006:

	Payments due
	During Fiscal Year Ending 31 March

			2008 to	2010 to
(Millions of US dollars)	Total	2007	2009	2011	Thereafter

Long-Term Debt[1]	$121.7	$121.7	$—	$—	$—
Interest on Long-Term Debt	10.4	10.4	—	—	—
Operating Leases	142.8	15.8	26.3	22.0	78.7
Purchase Obligations[2]	22.2	22.2	—	—	—

Total	$297.1	$170.1	$26.3	$22.0	$78.7

[1]	Under the terms of the US-dollar non-collateralised notes agreement (fixed-rate debt), prepayment is permitted and on 28 April 2006, we issued a notice to all noteholders to prepay in full all outstanding notes on 8 May 2006. On that date, the US-dollar non-collateralised notes were prepaid in full, incurring a make-whole payment of US$6.0 million.

[2]	Purchase Obligations are defined as agreements to purchase goods or services that are enforceable and legally-binding on the company and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transactions. Purchase obligations listed above primarily represent commitments for capital expenditures, the majority of which relate to the construction of the plant the company is building in Pulaski, Virginia.
The table above does not include amounts related to the future funding obligations for the company’s Australian defined benefit plan. James Hardie estimates that its pension plan funding will be approximately US$1.4 million for fiscal year 2007. Projected payments beyond fiscal year 2007 are not currently determinable. See also Note 4.3 to the consolidated financial statements.
The table above does not include any amounts related to funding obligations that might arise from asbestos-related matters discussed in Note 4.10 to the consolidated financial statements. Although James Hardie has recorded an asbestos provision at 31 March 2006 of US$715.6 million, conditions precedent to the FFA have not been met. If conditions precedent to the FFA are not met, the company may seek to enter into an alternative arrangement under which it would make payments for the benefit of asbestos claimants. Under alternative arrangements, the estimate may change. Depending on future developments, the impact of future cash funding obligations is significant and the company’s financial position, results of operations and cash flows would be materially adversely affected and its ability to pay dividends would be impaired.
In addition, the table above does not include any amounts related to the amended Australian income tax assessment discussed under Note 5.6 to the consolidated financial statements. James Hardie has not established a provision for the amended assessment because at this time such liabilities are not probable and estimable. On 23 June 2006, the ATO advised that in order to appeal the assessment, the company would be required to make a partial payment of 50% of the A$378.0 million amended assessment (A$189.0 million). This payment will reduce the company’s liquidity. In addition, if the company is unsuccessful in its appeal, it would be required to pay the entire assessment, in which case, its financial position, liquidity and cash flow will be materially and adversely affected.
See Notes 6.2 and 4.10 to the consolidated financial statements for further information regarding long-term debt and operating leases, respectively.
Off-Balance Sheet Arrangements
As of 31 March 2006 and 2005, the company did not have any material off-balance sheet arrangements.
Inflation
The company does not believe that inflation has had a significant impact on its results of operations for the fiscal years ended 31 March 2006, 2005 or 2004.
Seasonality and Quarterly Variability
James Hardie’s earnings are seasonal and typically follow activity levels in the building and construction industry. In the United States, the calendar quarters ending December and March reflect reduced levels of building activity depending on weather conditions. In Australia and New Zealand, the calendar quarter ending March is usually affected by a slowdown due to summer holidays. In the Philippines, construction activity diminishes during the wet season from June to September and during the last half of December due to the slowdown in business activity over the holiday period. Also, general industry patterns can be affected by weather, economic conditions, industrial disputes and other factors.

Outlook
Housing construction in North America is expected to soften to more sustainable levels over the short to medium term as the gradual onset of higher long-term interest rates affects affordability and house price expectations.
In a 14 June 2006 report, NAHB Chief Economist, David Seiders, noted: “The ‘moderate’ and ‘orderly’ housing slowdown appears to be on track, marked by systematic declines in mortgage applications, home sales and housing starts as well as by a slowdown in house price appreciation. The process should extend well into next year as long as our broad economic and financial market forecasts stay on track.”
Despite an expected moderate softening in new housing construction, the company expects its business to continue growing sales through further penetration of its targeted markets and by increasing the proportion of higher-priced differentiated products in its sales mix.
James Hardie expects its US business to continue to have high costs for raw materials, energy and freight in the first quarter of fiscal year 2007.
In Australia and New Zealand, a further softening of the new housing and renovations markets is expected over the short to medium-term. However, sales volumes are expected to increase through initiatives to grow primary demand for the company’s products. Increased sales volumes and cost savings are expected to improve profitability.
Conditions in the Philippines are expected to remain difficult due to some continuing political and economic uncertainty, high levels of inflation, and the company’s market share being aggressively pursued by competitors.
James Hardie continues to incur costs associated with the SCI and other related matters, including: discussions with the Federal Treasury and ATO on the tax exempt status of the SPF; co-operating with ASIC’s ongoing investigation into the circumstances surrounding the establishment of the Foundation; providing an updated actuarial assessment of the total asbestos liabilities of the former subsidiary companies; and associated legal and advisory costs. These costs are likely to continue to be material over the short term.
In addition, the asbestos provision will be updated annually, based on the most recent actuarial determinations and claims experience. Changes to the actuarial reports may have a material impact on the company’s consolidated financial statements.
Critical Accounting Policies
The accounting policies affecting James Hardie’s financial condition and results of operations are more fully described in Note 2 to the consolidated financial statements. Certain of the company’s accounting policies require the application of judgment by management in selecting appropriate assumptions for calculating financial estimates, which inherently contain some degree of uncertainty. Management bases its estimates on historical experience and other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the reported carrying value of assets and liabilities and the reported amounts of revenues and expenses that may not be readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions. The company considers the following policies to be the most critical in understanding the judgments that are involved in preparing its consolidated financial statements and the uncertainties that could affect its results of operations, financial condition and cash flows.
Accounting for Contingencies
James Hardie accounts for loss contingencies in accordance with Statement of Financial Accounting Standards (SFAS) No. 5, “Accounting for Contingencies”, under which it accrues amounts for losses arising from contingent obligations when the obligations are probable and the amounts are reasonably estimable. As facts concerning contingencies become known, the company reassesses its situation and makes appropriate adjustments to the consolidated financial statements. For additional information regarding asbestos-related matters and the ATO assessment see Notes 4.10 and 5.6 to the consolidated financial statements.
Accounting for Asbestos-Related Payments
During fiscal year 2006, James Hardie and the NSW Government signed the FFA to provide long-term funding for Australian asbestos-related personal injury claims that result from exposure to products made by Former James Hardie Companies.
In the fourth quarter of fiscal year 2006, the company recorded a liability for future asbestos-related payments because it is probable and estimable that it will make payments to fund asbestos-related claims on a long-term basis.
The amount of the asbestos provision is based on the company’s best estimate of the probable outcome. This estimate, which reflects the terms of the FFA, includes the most recent actuarial estimate of projected future cash flows prepared by KPMG Actuaries. The asbestos provision includes cash flows that are undiscounted and uninflated and also includes an allowance for the future operating costs of the SPF. The estimate is also adjusted for any anticipated tax deductions arising from Australian legislation which came into force on 6 April 2006.
On 23 June 2006, the ATO advised the company that it has refused to endorse the SPF as a tax concession charity, arguing that, in its opinion, the scope of its activities under the Trust Deed and the FFA does not meet current legislative requirements for such an endorsement.
On 29 June 2006, the ATO issued a ruling to the company to the effect that James Hardie’s contributions to the SPF would be tax deductible over the anticipated life of the arrangements in accordance with the recent “blackhole expenditure” Federal Legislation which was enacted in April 2006. At the time of filing this report, the company believes that the ATO’s refusal to endorse the SPF as a tax concession charity continues to place the FFA in doubt.

Management’s Discussion and Analysis
(continued)
In estimating the potential financial exposure, the actuaries have made a number of assumptions. These include an estimate of the total number of claims by disease type which are reasonably estimated to be asserted through to 2071, the typical average cost of a claim settlement (which is sensitive to, among other factors, the industry in which the plaintiff claims exposure, the alleged disease type and the jurisdiction in which the action is being brought), the legal costs incurred in the litigation of such claims, the proportion of claims for which liability is repudiated, the rate of receipt of claims, the settlement strategy in dealing with outstanding claims, the timing of settlements of future claims and the long-term rate of inflation of claim awards and legal costs.
Further, the actuaries have relied on the data and information provided by the Foundation and Amaca Claim Services and Amaca Pty Ltd (Under NSW External Administration) and have assumed that it is accurate and complete in all material respects. The actuaries have neither verified the information independently nor established the accuracy or completeness of the data and information provided or used for the preparation of the report.
Due to inherent uncertainties in the legal and medical environment, the number and timing of future claim notifications and settlements, the recoverability of claims against insurance contracts, and estimates of future trends in average claim awards, as well as the extent to which the above-named entities will contribute to the overall settlements, the actual amount of liability could differ materially from that which is currently projected and could result in significant debits or credits to the consolidated balance sheet and statement of operations.
On 23 June 2006, the ATO advised the company that it has refused to endorse the SPF as a tax concession charity, arguing that the scope of its activities agreed under the FFA does not meet current legislative requirements for such an endorsement.
If the conditions precedent to the FFA are not met, the company may seek to enter into an alternative arrangement under which it would make payments for the benefit of asbestos claimants. Under alternative arrangements, the estimate may change.
An updated actuarial assessment will be performed as of 31 March each year. Any changes in the estimate will be reflected as a charge or credit to the company’s consolidated statement of operations at that date. Material adverse changes to the actuarial estimate would have an adverse effect on the business, results of operations and financial condition.
Since the asbestos provision is denominated in Australian dollars, at each period end there will be either a charge or credit to the consolidated statement of operations to reflect the effect of any change in the A$ to US$ exchange rate.
For additional information regarding the asbestos provision see Note 4.10 to the consolidated financial statements.
Sales
James Hardie records estimated reductions to sales for customer rebates and discounts including volume, promotional, cash and other rebates and discounts. Rebates and discounts are recorded based on management’s best estimate when products are sold. The estimates are based on historical experience for similar programs and products. Management reviews these rebates and discounts on an ongoing basis and the related accruals are adjusted, if necessary, as additional information becomes available.
Accounts Receivable
The company evaluates the collectibility of accounts receivable on an ongoing basis based on historical bad debts, customer credit-worthiness, current economic trends and changes in its customer payment activity. An allowance for doubtful accounts is provided for known and estimated bad debts. Although credit losses have historically been within the company’s expectations, it cannot guarantee that it will continue to experience the same credit loss rates that it has in the past. Because the company’s accounts receivable are concentrated in a relatively small number of customers, a significant change in the liquidity or financial position of any of these customers could affect their ability to make payments and result in the need for additional allowances which would decrease the company’s net sales.
Inventory
Inventories are recorded at the lower of cost or market. In order to determine market, management regularly reviews inventory quantities on hand and evaluates significant items to determine whether they are excess, slow-moving or obsolete. The estimated value of excess, slow-moving and obsolete inventory is recorded as a reduction to inventory and an expense in cost of sales in the period it is identified. This estimate requires management to make judgments about the future demand for inventory, and is therefore at risk to change from period to period. If the estimate for the future demand for inventory is greater than actual demand and the company fails to reduce manufacturing output accordingly, it could be required to record additional inventory reserves, which would have a negative impact on its gross profit.

Accrued Warranty Reserve
James Hardie offers various warranties on its products, including a 50-year limited warranty on certain of its fibre cement siding products in the United States. Because its fibre cement products have only been used in North America since the early 1990s, there is a risk that these products will not perform in accordance with the company’s expectations over an extended period of time. A typical warranty program requires that the company replace defective products within a specified time period from the date of sale. The company records an estimate for future warranty-related costs based on an analysis of actual historical warranty costs as they relate to sales. Based on this analysis and other factors, it adjusts the amount of its warranty provisions as necessary. Although warranty costs have historically been within calculated estimates, if the company’s experience is significantly different from its estimates, it could result in the need for additional reserves.
Accounting for Income Tax
The company accounts for income taxes according to SFAS No. 109, “Accounting for Income Taxes”, under which it computes its deferred tax assets and liabilities, which arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes. It must assess whether, and to what extent, it can recover its deferred tax assets. If full or partial recovery is unlikely, the company must increase its income tax expense by recording a valuation allowance against the portion of deferred tax assets that it cannot recover. The company believes that it will recover all of the deferred tax assets recorded (net of valuation allowance) on its consolidated balance sheet at 31 March 2006. However, if facts later indicate that it will be unable to recover all or a portion of its net deferred tax assets, the company’s income tax expense would increase in the period in which it determines that recovery is unlikely.
Due to the size and the nature of its business, the company is subject to ongoing reviews by taxing jurisdictions on various tax matters, including challenges to various positions it asserts on its income tax returns. The company accrues for tax contingencies based upon its best estimate of the taxes ultimately expected to be paid, which it updates over time as more information becomes available and includes knowledge of all relevant facts and circumstances, taking into account existing tax laws, the company’s experience with previous audits and settlements, the status of current tax examinations and how the tax authorities view certain issues. Such amounts are included in taxes payable or other non-current liabilities, as appropriate. If the company ultimately determines that payment of these amounts is unnecessary, it reverses the liability and recognises a tax benefit during the period in which it determines that the liability is no longer necessary. The company records an additional charge in the period in which it determines that the recorded tax liability is less than it expects the ultimate assessment to be.
In March 2006, RCI Pty Ltd (RCI) a wholly-owned subsidiary of the company received an amended assessment from the ATO in respect of RCI’s income tax return for the year ended 31 March 1999. The company believes that the probable and estimable requirements under SFAS No. 5, “Accounting for Contingencies”, for recording a liability have not been met with respect to the amended assessment. Therefore it has not recorded any liability as of 31 March 2006 for the amended assessment. For additional information on the company’s accounting policy regarding the amended assessment, see Note 5.6 to the consolidated financial statements.
For additional information regarding income tax, see Note 5.6 to the consolidated financial statements.

Management’s Discussion and Analysis
(continued)
Definitions
Financial Measures — US GAAP Equivalents
EBIT and EBIT margin — EBIT is equivalent to the US GAAP measure of operating income. EBIT margin is defined as EBIT as a percentage of net sales. James Hardie believes EBIT and EBIT margin to be relevant and useful information as these are the primary measures used by management to measure the operating profit or loss of its business. EBIT is one of several metrics used by management to measure the earnings generated by the company’s operations, excluding interest and income tax expenses. Additionally, EBIT is believed to be a primary measure and terminology used by its Australian investors. EBIT and EBIT margin should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with accounting principles generally accepted in the United States of America. EBIT and EBIT margin, as the company has defined them, may not be comparable to similarly titled measures reported by other companies.
Operating profit from continuing operations — is equivalent to the US GAAP measure of income from continuing operations.
Net operating profit including discontinued operations — is equivalent to the US GAAP measure of net income.
Sales Volumes
mmsf — million square feet, where a square foot is defined as a standard square foot of 5/16” thickness.
msf — thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness.
Financial Ratios
Gearing Ratio — Net debt/cash divided by net debt/cash plus shareholders’ equity.
Net interest expense cover — EBIT divided by net interest expense.
Net interest paid cover — EBIT divided by cash paid during the period for interest, net of amounts capitalised.
Net debt payback — Net debt/cash divided by cash flow from operations.
Net debt/cash — short-term and long-term debt less cash and cash equivalents.
Non-US GAAP Financial Measures
EBIT and EBIT margin excluding asbestos provision — are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin. James Hardie has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. The company uses these non-US GAAP measures for the same purposes.

Millions of US dollars	FY06	FY05

EBIT	$(434.9)	$196.2
Asbestos provision	715.6	—

EBIT excluding asbestos provision	$280.7	196.2
Net Sales	$1,488.5	$1,210.4
EBIT margin excluding asbestos provision	18.9%	16.2%

EBIT excluding asbestos provision, impairment charge and SCI and other related expenses — is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than EBIT James Hardie has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. The company uses this non-US GAAP measure for the same purposes.

Millions of US dollars	FY06	FY05

EBIT	$(434.9)	$196.2
Asbestos provision	715.6	—
Impairment of roofing plant	13.4	—
SCI and other related expenses	17.4	28.1

EBIT excluding asbestos provision, impairment charge and SCI and other related expenses	$311.5	$224.3

Operating profit from continuing operations excluding asbestos provision — is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than operating profit from continuing operations. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations. The company uses this non-US GAAP measure for the same purposes.

Millions of US dollars	FY06	FY05

Operating (loss) profit from continuing operations	$(506.7)	$127.9
Asbestos provision	715.6	—

Operating profit from continuing operations excluding asbestos provision	208.9	127.9

Diluted earnings per share from continuing operations excluding asbestos provision — is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than Diluted earnings per share from continuing operations. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations. The company’s management uses this non-US GAAP measure for the same purposes.

Millions of US dollars	FY06	FY05

Operating (loss) profit from continuing operations	$(506.7)	$127.9
Asbestos provision	715.6	—

Operating profit from continuing operations excluding asbestos provision	$208.9	$127.9
Weighted average common shares outstanding (Millions)
— Diluted	465.0	461.0
Diluted earnings per share from continuing operations excluding asbestos provision (US cents)	44.9	27.7

Reconciliation of Adjusted EBITDA and Adjusted EBITDA excluding asbestos provision to net cash provided by operating activities:

	Years Ended 31 March
Adjusted EBITDA (Millions of US dollars)	2006	2005	2004	2003	2002

Net cash provided by operating activities	$240.6	$219.8	$162.6	$64.8	$76.6
Adjustments to reconcile net income to net cash provided by operating activities, net	(791.3)	(61.2)	(51.1)	62.1	(41.1)
Change in operating assets and liabilities, net	44.0	(31.7)	18.1	43.6	(4.7)

Net (loss) Income	(506.7)	$126.9	$129.6	$170.5	$30.8
Loss (Income) from discontinued operations	—	1.0	(4.3)	(87.0)	(3.5)
Income tax expense	71.6	61.9	40.4	26.1	3.1
Interest expense	7.2	7.3	11.2	23.8	18.4
Interest income	(7.0)	(2.2)	(1.2)	(3.9)	(2.4)
Other expense (income)	—	1.3	(3.5)	(0.7)	0.4
Depreciation and amortisation	45.3	36.3	36.4	28.7	39.9

Adjusted EBITDA	(389.6)	232.5	208.6	157.5	86.7
Asbestos provision	715.6	—	—	—	—

Adjusted EBITDA excluding asbestos provision	$326.0	$232.5	$208.6	$157.5	$86.7

Adjusted EBITDA and Adjusted EBITDA excluding asbestos provision — are not measures of financial performance under US GAAP and should not be considered alternatives to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as measures of our profitability or liquidity. Not all companies calculate Adjusted EBITDA and Adjusted EBITDA excluding asbestos provision in the same manner as we have and, accordingly, Adjusted EBITDA and Adjusted EBITDA excluding asbestos provision may not be comparable with other companies. We have included information concerning Adjusted EBITDA and Adjusted EBITDA excluding asbestos provision because we believe that this data is commonly used by investors to evaluate the ability of a company’s earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements. To permit evaluation of this data on a consistent basis from period to period, Adjusted EBITDA and Adjusted EBITDA excluding asbestos provision have been adjusted for non cash charges such as goodwill, as well as non operating income and expense items.
Working Capital — is not a US GAAP measure of assets employed and should not be considered an alternative to, or more meaningful than, total current assets or total assets as defined by US GAAP. The company has included information concerning working capital because it believes that this data is commonly used by investors to evaluate the efficiency of the company’s business operations.
Effective Income Tax Rate excluding asbestos provision — is not a measure of financial performance. We have included data on effective tax rate excluding asbestos provision because we believe that this data is commonly used by investors.

Millions of US dollars	FY06	FY05

Operating (loss) profit from continuing operations before income tax	(435.1)	189.8
Asbestos provision	715.6	—

Operating (loss) profit from continuing operations before taxes excluding asbestos provision	280.5	198.8
Tax charge	71.6	61.9
Effective income tax rate excluding asbestos provision	25.5%	32.6%

Endnotes
Volume and Average Net Sales Price — Asia Pacific Fibre Cement — Adjusted:
In fiscal 2003 and 2004, our Asia Pacific Fibre Cement segment reported incorrect volume figures due to errors when converting to our standard square feet metric and due to our Philippines Fibre Cement business including intercompany volume during fiscal year 2004. The following table presents adjusted volume and average net sales price for our Asia Pacific Fibre Cement business segment. This Management’s Discussion and Analysis uses these revised volume and average net sales price.

		Years Ended 31 March
		2004		2003

Volume (mmsf1)		362.1		349.9
Average net sales price per unit (per msf1)	A	$862	A	$887

Net Sales — Philippines Fibre Cement — Adjusted:
In fiscal 2004, our Philippines business incorrectly reported intercompany transfers as external net sales and cost of sales. Adjustment to the Philippines Fibre Cement discussion is necessary to provide an accurate year-to-year discussion and analysis of Philippines Fibre Cement net sales. Therefore, for discussion purposes only, for the Philippines Fibre Cement business, we adjusted the fiscal year 2004 Philippines Fibre Cement net sales. We have not restated the Asia Pacific Fibre Cement business segment results or the consolidated financial statements since these adjustments are not material to our Asia Pacific Fibre Cement segment or to the consolidated financial statements taken as a whole. The following table presents the adjustment to Philippines Fibre Cement net sales for fiscal 2004.

(Millions of US dollars)	2004

Previously Reported	24.2
Adjustment	(3.4)

Adjusted Net Sales	20.8

Corporate Governance Principles
This section of the annual report is a reproduction of the company’s Corporate Governance Principles, as amended through June 2006. These principles have been developed and approved by the Nominating and Governance Committee and, on its recommendation, adopted by the Supervisory Board.
The Corporate Governance Principles, as amended by the Board from time to time, are available from the Investor Relations area of our website (www.jameshardie.com) and available in print to any shareholder who requests a copy.
Corporate Governance at James Hardie
James Hardie is a public limited liability company (naamloze vennootschap) incorporated under Dutch law.
As a multi-national organisation, James Hardie operates under the regulatory requirements of numerous jurisdictions and organisations, including the Dutch Authority Financial Markets (AFM), the Australian Stock Exchange (ASX), the Australian Securities and Investment Commission (ASIC), the New York Stock Exchange (NYSE), the US Securities and Exchange Commission (SEC) and various other rule-making bodies. We believe it is important that our behaviour reflects the spirit, as well as the letter, of the law and we aim to govern the company in a way that meets or exceeds appropriate community expectations.
James Hardie’s corporate governance framework is reviewed regularly and upgraded or changed as appropriate to reflect our and our stakeholders’ interests, changes in law and current best practices. Before preparing this report, we commissioned a corporate governance review in each of the jurisdictions in which we operate and the results of this review are reflected in this report.
Our corporate governance standards apply to all of our subsidiaries.
Dutch Corporate Governance Code
Under the Dutch Code (the Code) on Corporate Governance published by the Dutch Corporate Governance Committee (the Tabaksblat Committee) in December 2003, listed Dutch companies are obliged to explain their corporate governance structure in a separate section of their annual report. In this section, listed Dutch companies must indicate expressly to what extent they apply the best practice provisions of the Code and, if they do not, why and to what extent they do not apply to them. The Code applies to James Hardie because it is a Dutch public limited liability company.
ASX Principles and Recommendations
Under the Principles of Good Corporate Governance and Best Practice Recommendations published by the ASX Corporate Governance Council, listed Australian companies are encouraged to comply with the Principles and Recommendations (ASX Corporate Governance Council Recommendations). Under the ASX Listing Rules, James Hardie must explain any non-compliance in its annual report. In addition, under ASX Listing Rules, James Hardie must comply with the ASX Corporate Governance Council Recommendations with respect to the composition, operation and responsibility of the Audit Committee.
NYSE Corporate Governance Rules
In accordance with the corporate governance standards adopted by the NYSE on 3 November 2004, listed companies that are foreign private issuers (which includes James Hardie) are permitted to follow home-country practice in lieu of the provisions of the corporate governance rules contained in Section 303A of the Listed Company Manual, except that foreign private issuers are required to comply with Section 303A.06, Section 303A.11 and Section 303A.12(b) and (c), each of which are discussed below.
Section 303A.06 requires that all listed companies have an Audit Committee that satisfies the requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended.
Section 303A.11 provides that listed foreign private issuers must disclose any significant ways in which their corporate governance practices differ from those followed by US companies under the NYSE listing standards.
Sections 303A.12(b) provides that each listed company CEO must promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any material non-compliance with any applicable provisions of this Section 303A.
Section 303A.12(c) provides that each listed company must submit a written affirmation annually to the NYSE about its compliance with the NYSE’s corporate governance listing standards and a written interim affirmation to the NYSE upon the occurrence of certain specified changes to the Audit Committee.
James Hardie presently complies with the mandatory NYSE listing standards and many of the non-compulsory standards including, for example, the requirement that a majority of our directors meet the independence requirements of the NYSE. In accordance with Section 303A.11, we disclose in this report, and in our annual report on Form 20-F that is filed with the SEC, any significant ways in which our corporate governance practices differ from those followed by US companies under the NYSE listing standards. Our annual report on Form 20-F is available from the Investor Relations area of our website (www.jameshardie.com) or from our corporate offices, the addresses of which are shown on page 136.
Two ways in which our corporate governance practices differ significantly from those followed by US domestic companies under NYSE listing standards should be noted:
•	First, in the US, it is the audit committee of a board of directors that is required to be solely responsible for, among other matters, appointing a company’s independent registered public accounting firm. However, in accordance with Dutch law, our shareholders are required to appoint the independent registered public accounting firm. In the event the shareholders do not appoint the independent registered public accounting firm, the Supervisory Board is authorised to do so and, should the Supervisory Board fail to appoint the auditor, the Managing Board is authorised to do so.

•	In addition, the NYSE rules require each issuer to have an audit committee, a compensation committee (the equivalent to a remuneration committee) and a nominating committee composed entirely of independent directors. Because we are a foreign private issuer, we do not have to comply with this requirement. In our case, the Charters of our Board Committees reflect Australian and Dutch practices that we have a majority of independent directors on such committees, unless a higher number is mandatory.
Notwithstanding this difference, all of the current members of our Audit Committee, Remuneration Committee and Nominating and Governance Committee presently qualify as independent in accordance with the rules and regulations of the SEC and the NYSE.
Further improvement of our corporate governance structure
In September 2005, after receiving approval from our Annual General Meeting of shareholders, we amended our Articles of Association to enhance the independent character of the Supervisory Board and partially re-allocate the powers of each of the Managing Board, Supervisory Board and Joint Board. These boards were created by the company to match the one-tier board comprising both executive directors and non-executive directors that is familiar to Australian and US investors.
The combined powers of the Joint Board and the Supervisory Board have now been brought in line generally with the powers usually available to the “outside directors” of traditional Dutch multinational companies, through their membership of the Supervisory Board.
The following pages contain an overview of our corporate governance framework.
Board structure
James Hardie has a multi-tiered board structure, which is consistent with Dutch corporate law. This structure consists of a Managing Board, a Supervisory Board and a Joint Board.
In The Netherlands, a two-tier board structure with a Managing Board and a Supervisory Board is common. In Australia, the vast majority of companies listed on the ASX have a one-tier board comprising both executive directors and non-executive directors. Therefore, in addition to our Managing Board and Supervisory Board, our board structure includes a Joint Board comprising all non-executive directors and our CEO. The Joint Board is the equivalent of a full board of directors of a US or an Australian company.
The responsibilities of each of our boards are formalised in charters and these charters are available from the Investor Relations area of our website (www.jameshardie.com).
The table on page 2 of this annual report show the composition of our boards and board committees and each board member’s attendance at meetings during the year.
Managing Board
Members
The Managing Board includes only executive directors and must have at least two members, or more as determined by the Supervisory Board. The members of the Managing Board are appointed by our shareholders at a General Meeting. The Supervisory Board and any of our shareholders have the right to make nominations for the Managing Board.
The Supervisory Board appoints one member of the Managing Board as its Chairman and one member as its CEO. The title of Chairman and CEO may be granted to the same person.
The Managing Board is currently chaired by our CEO, Mr Louis Gries.
If one, or more, or all members of the Managing Board are prevented from acting, or are failing to act, the Supervisory Board is authorised to designate a person temporarily in charge of management.
Members of the Managing Board may be suspended and dismissed by shareholders at the General Meeting and may be suspended at any time by the Supervisory Board.
No member of the Managing Board (other than our CEO) shall hold office for a continuous period of more than three years, or past the end of the third General Meeting following his or her appointment, whichever is longer, without submitting themselves for re-election.
Responsibilities
The Managing Board manages James Hardie. It is responsible for:
•	the general affairs, operations and finance; and

•	ensuring the implementation of James Hardie’s goals, strategy and policies, to achieve results.
The Managing Board is also responsible for complying with all relevant legislation and regulations and for managing the risks associated with our activities.
It reports related developments to, and discusses the internal risk management and control systems with, the Supervisory Board and the Audit Committee. The Managing Board is accountable to the Supervisory Board and to shareholders for the performance of its duties.
The Managing Board provides the Supervisory Board, in a timely manner, with all the information it needs to discharge its duties. In discharging its duties, the Managing Board takes into account the interests of James Hardie, its enterprise (including the interests of its employees), shareholders, other stakeholders and all other parties involved in or with James Hardie.

Corporate Governance Principles
(continued)
Supervisory Board
Members
The Supervisory Board includes only non-executive directors and must have at least two members, or more as determined by the Supervisory Board. The members of the Supervisory Board are appointed by shareholders at the General Meeting. The Supervisory Board and any of James Hardie’s shareholders have the right to make nominations for the Supervisory Board.
If there is a vacancy on the Supervisory Board at any time after the end of an annual General Meeting and prior to the subsequent annual General Meeting, the Supervisory Board may appoint member(s) of the Supervisory Board to fill any vacancy, provided:
•	that the(se) member(s) retire(s) no later than at the end of the first General Meeting following their appointment; and

•	the number of the members of the Supervisory Board appointed by the Supervisory Board at any given time does not exceed one-third of the aggregate number of members of the Supervisory Board as fixed by the Supervisory Board.
The Supervisory Board appoints one of its members as Chairman. The Supervisory Board is currently chaired by Ms Meredith Hellicar.
No member of the Supervisory Board shall hold office for a continuous period of more than three years or past the end of the third General Meeting of shareholders following his or her appointment, whichever is longer, without submitting themselves for re-election.
Responsibilities
The Supervisory Board is responsible for:
•	supervising the policy and actions pursued by the Managing Board:

•	supervising the general course of affairs of James Hardie and the business enterprise it operates: and

•	advising the Managing Board.
In discharging its duties, the Supervisory Board takes into account the interests of James Hardie, its enterprise (including the interests of its employees), shareholders, other stakeholders and all other parties involved in or with James Hardie.
Members of the Supervisory Board may be suspended at any time by a majority vote of members of the Supervisory Board, and may be dismissed by the shareholders at the General Meeting.
Joint Board
Members
The Joint Board consists of between three and twelve members as determined by the Supervisory Board’s Chairman or a greater number as determined by our shareholders at a General Meeting
The Joint Board consists of all members of the Supervisory Board, the CEO and, if the Chairman of the Supervisory Board decides and designates, one or more other members of the Managing Board, provided that the number of members of the Managing Board on the Joint Board is never greater than the number of members of the Supervisory Board.
The Joint Board currently includes all of the members of the Supervisory Board as well as our CEO.
The Joint Board appoints one of its members as the Chairman. The Chairman must be an independent, non-executive director. The Joint Board is currently chaired by Ms Hellicar, who also chairs the Supervisory Board.
Our Joint Board structure and composition is consistent with ASX Corporate Governance Council Recommendations 1.1, 2.1, 2.2 and 2.3.
Responsibilities
The Joint Board is responsible for supervising the general course of affairs of James Hardie, approving the strategy set by the Managing Board, and monitoring company performance. To this end, we adopt a three-year business plan and a 12-month operating plan. Our financial results and performance are closely monitored against these plans.
Our Joint Board also seeks to ensure that we have in place effective external disclosure policies and procedures so that our shareholders and the financial markets are fully-informed on all material matters that might influence the share price.
The core responsibility of members of the Joint Board is to exercise their business judgment in the best interests of the company and its shareholders. Members of the Joint Board must fulfil their fiduciary duties to shareholders by complying with all applicable laws and regulations. Directors also take into consideration the interests of other stakeholders in the company, including employees, customers, creditors and others with a legitimate interest in the company’s affairs.
In discharging their duties, directors are provided with direct access to our senior executives and outside advisors and auditors. Joint Board Committees and individual directors may seek independent professional advice at the company’s expense for the proper performance of their duties.
The responsibilities of the Joint Board are consistent with ASX Corporate Governance Council Recommendation 1.1.
Processes
The Joint Board generally holds at least five meetings per year and whenever the Chairman of the Joint Board or two or more of its members have requested a meeting. Joint Board meetings are generally held at the company’s offices in The Netherlands, but may in exceptional circumstances be held elsewhere. In addition, meetings may also be held by telephone or video-conference provided that all participants can hear each other simultaneously. The vast majority of the Joint Board meetings shall physically be held in The Netherlands.
Each physical Joint Board meeting includes an executive session without any members of our management present.
The Joint Board has an annual program of visiting our facilities and spending time with line management and customers to assist directors to better understand our businesses and the markets in which we operate.
Directors
Qualifications
Our directors have qualifications, experience and expertise which assist the board in fulfilling its responsibilities, and assist the company to achieve future growth. The skills, experience and relevant expertise of each director, and his or her term of appointment, is summarised on pages 21 - 22 of this annual report and also appears on the Investor Relations area of our website (www.jameshardie.com).
Directors are required to be able to devote a sufficient amount of time to prepare for, and effectively participate in, board and committee meetings.
The responsibilities of directors and our expectations of them are set out in a letter at the time the director is appointed, and are consistent with ASX Corporate Governance Council Recommendation 1.1.
Independence
All directors are expected to bring their independent views and judgment to the Joint Board and must declare any potential or actual conflicts of interest.
The Joint Board considers all relevant facts and circumstances in determining the independence of directors in accordance with applicable listing standards, and whether a director has a material relationship with the company or another party that might impair his or her independence.
The Joint Board may determine that a director is independent even if there is a material relationship. This may occur if that relationship is not considered by the Joint Board to influence, or be perceived to influence, the director’s decisions in relation to the company.
The Joint Board has not set materiality thresholds and considers all relationships on a case-by-case basis, considering the accounting standards’ approach to materiality.
The Joint Board has a policy that a majority of its members and the Chairman must be independent unless a greater number is required to be independent under the rules and regulations of ASX, the NYSE or any other applicable regulatory body.
For the purposes of complying with the independence requirements for directors who serve on the Nominating and Governance Committee, the Remuneration Committee and the Audit Committee, a director’s independence is determined by the Joint Board in accordance with the rules and regulations of the applicable exchange or regulatory body.
The office of Chairman of the Joint Board and CEO cannot be held by the same person simultaneously, other than in special circumstances and/or for a short period of time.
This is consistent with ASX Corporate Governance Council Recommendation 2.3, the CEO and Chairman shall not be the same person.
The Joint Board does not believe that arbitrary limits on the tenure of directors are appropriate or in the best interests of the company or its shareholders. Limits on tenure may cause the loss of experience and expertise that are important contributors to our long-term growth and prosperity. Conversely, the Board does not believe that directors should expect to be automatically nominated for re-election at the end of their three-year term. Instead, nomination for re-election should be based on directors’ individual performance and our needs.
Our criteria for determining the independence of directors is consistent with the definition of “independence” set out in ASX Corporate Governance Council Recommendation 2.1.
Our Chairman is independent consistent with ASX Corporate Governance Council Recommendation 2.2.
The Joint Board has considered the issue of the independence of our directors and determined that each member of the Joint Board is independent, other than Mr Gries. Mr Gries is the company’s CEO and as such is not independent.
Directors’ relevant interests are disclosed in the Directors’ Report on page 2 and are not considered to detract from their independence.
All of the independent directors have:
•	undertaken to advise the Joint Board of any change in their circumstances that could affect their independence; and

•	completed a comprehensive questionnaire that confirms their independence.
The details provided above, and elsewhere in this report, are consistent with ASX Corporate Governance Council Recommendation 2.5.
Director Orientation
We have an orientation procedure for new directors. Our CEO, CFO, General Counsel and Executive Vice Presidents are responsible for providing information for the orientation for new directors and for periodically providing materials or briefing papers to the Joint Board on matters as requested or appropriate for directors to fulfil their duties.
Typically, a new director will undergo an extensive orientation that includes:
•	visits to our facilities, meetings with management and customers;

•	reviews of financial position, strategy, operating performance and risk management;

•	a review of his or her rights, duties and responsibilities; and

•	a discussion of the role of Supervisory Board Committees.
We also have induction and orientation programs for executives and employees that are tailored according to seniority and position.
We encourage our directors to participate in continuing education programs to assist them in performing their responsibilities.
Remuneration
Under our Articles of Association, the salary, the bonus (if any) and the other terms and conditions of employment of the members of the Managing Board are determined by the Supervisory Board. Under an amendment to the Dutch Civil Code which came into force on 1 October 2004, the salary and bonus of members of the Managing Board must be determined within the scope and the limits of a Remuneration Policy.
A Remuneration Policy for the members of the Managing Board was developed by the Supervisory Board and approved by shareholders at the August 2005 Annual General Meeting. Arrangements for the remuneration of the members of the Managing Board in the form of shares or CUFS, or rights to acquire shares or CUFS, in James Hardie’s share capital were approved as a transitional plan for one year by shareholders at

Corporate Governance Principles
(continued)
the 2005 General Meeting. New arrangements will be subject to the approval of shareholders at the 2006 Genera! Meeting.
Under our Articles of Association, the Supervisory Board determines the remuneration of its members, provided that the total amount does not exceed a maximum sum approved by shareholders at a General Meeting. The total remuneration of members of the Supervisory Board will always be determined by shareholders. The shareholders will be asked to approve an increase of the remuneration cap at the 2006 General Meeting.
Indemnification
Our Articles of Association generally provide that we will indemnify any person who is (or keep indemnified any person who was), a member of our Managing, Supervisory or Joint Boards or one of our employees, officers or agents, who suffers any loss as a result of any action in connection with their service to us, provided they acted in good faith in carrying out their duties and in a manner they reasonably believed to be in our interest. This indemnification will generally not be available if the person seeking indemnification acted with gross negligence or wilful misconduct in performing their duties to us. A court in which an action is brought may, however, determine that indemnification is appropriate nonetheless.
Management Succession
The Supervisory Board, together with the Nominating and Governance Committee, has developed, and periodically revises, management succession plans, policies and procedures for our CEO and other senior officers, whether this succession occurs as a result of a promotion, termination, resignation, retirement or an emergency.
Board Committees
Our Supervisory Board has three committees: the Audit Committee, the Nominating and Governance Committee and the Remuneration Committee.
Audit Committee
The key aspects of our Audit Committee Charter at the date of this annual report are set out below.
Members and Independence
The Audit Committee contains at least three members of the Supervisory Board, appointed by the Supervisory Board. The majority of the members of the Audit Committee must be independent. If the rules and regulations of the ASX, the NYSE or any other applicable regulatory body make it a mandatory requirement that more members of the Audit Committee be independent, then the number of members of the Audit Committee required by the rules to be independent must be independent. For purposes of complying with any applicable independence requirements, a director’s independence is determined by the Supervisory Board in accordance with the rules and regulations of the applicable exchange or regulatory body.
Currently, the members of the Audit Committee are Mr Brown (Chairman), Mr Loudon, Mr Gillfillan and Ms Hellicar, Mr Clark, who resigned from our Supervisory Board on 9 May 2006, was a member of our Audit Committee during fiscal year 2006. All Audit Committee members are independent.
As determined by the Supervisory Board, all members must be financially literate and must have sufficient business, industry and financial expertise to act effectively as members of the Audit Committee. At least one member must have accounting or related financial management expertise. In addition, at least one member of the Audit Committee shall be an “audit committee financial expert” as determined by the Supervisory Board in accordance with the SEC rules. These may be the same person.
The Supervisory Board appoints one member of the Audit Committee as its Chairman. The Chairman must be independent and is primarily responsible for the proper functioning of the Audit Committee. The Chairman acts as spokesman of the Audit Committee and is the main contact for the Supervisory Board. The Chairman of the Audit Committee must not be the current Chairman of the Supervisory Board or a former member of the Managing Board.
Under the NYSE listing standards that apply to US companies, if a member of an audit committee simultaneously serves on the audit committees of more than three public companies, the listed company’s board must determine that such simultaneous service would not impair the ability of this member to effectively serve on the listed company’s audit committee. Mr Brown serves on the audit committees of four public companies in addition to our Audit Committee. The Joint Board has determined that such simultaneous service does not impair his ability to effectively serve on our Audit Committee.
Purpose, Duties and Responsibilities
The Audit Committee provides advice and assistance to the Supervisory Board in fulfilling its responsibilities relating to: the integrity of the company’s financial statements; the company’s compliance with legal and regulatory requirements; the External Auditor’s qualifications and independence; the company’s internal controls; oversight of risk assessment and management; the performance of the company’s internal audit function and the External Auditor; and such other matters as the board may request from time to time.
Standards and Quality: The Audit Committee oversees the adequacy and effectiveness of the company’s accounting and financial policies and controls, including periodic discussions with management, internal auditors and the External Auditor, and seeks assurance of compliance with relevant regulatory and statutory requirements.
Financial Reports: The Audit Committee oversees the company’s financial reporting process and reports on the results of its activities to the Supervisory Board. Specifically, the Audit Committee reviews with management and the External Auditor the company’s annual and quarterly financial statements and reports to shareholders, seeking assurance that the External Auditor is satisfied with the disclosures and content of the financial statements, and recommends their adoption to the Supervisory Board. The Chairman of the Audit Committee may represent the entire Audit Committee for the purposes of quarterly reviews.

Risk Assessment and Management: The Audit Committee reviews, monitors and discusses the company’s policies and procedures with respect to:
a.	the identification of strategic, operational and financial risks;

b.	the establishment of effective systems to monitor, assess, prioritise, mitigate and manage risk; and

c.	reporting systems for monitoring compliance with risk policies.
External Audit: The Audit Committee has general oversight of the appointment and provision of all external audit services to the company.
Internal Audit: The Audit Committee oversees the company’s internal audit function, and approves the appointment and termination of all providers of internal audit services, both internal and external. The Audit Committee approves, and can direct, the plan of action for internal audit services, takes note of internal audit findings and recommendations, supervises compliance with the plan and recommendations, and assesses the performance of the internal audit function.
Internal Controls: The Audit Committee reviews and discusses the adequacy and effectiveness of the company’s internal compliance and control systems as well as the effectiveness of their implementation, including any significant deficiencies in internal controls and significant changes in such controls.
Disclosure Controls and Procedures: The Audit Committee reviews and discusses the adequacy and effectiveness of the company’s disclosure controls and procedures and management reports thereon.
Complaints: The Audit Committee establishes procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls and auditing matters, including procedures for confidential, anonymous submission of concerns by employees regarding questionable accounting and auditing matters.
Meetings
The Audit Committee meets as often as it deems necessary or appropriate, either in person or by telephone, and at such times and places, and with such invitees, as the Audit Committee determines. A quorum for a meeting of the Audit Committee is a majority of its members. Resolutions of the Audit Committee are adopted by a majority of votes cast. The Audit Committee keeps minutes of meetings and records of resolutions passed, and these are included in the papers for the next Supervisory Board meeting after each meeting of the Audit Committee. The Audit Committee reports regularly to the Supervisory Board about its meetings and activities.
Communications
The Audit Committee maintains free and open communications with the External Auditor, the internal auditors and management. The Committee periodically meets with the External Auditor without representatives of management to discuss the adequacy of the company’s disclosures and policies and to satisfy itself regarding the External Auditor’s independence from management and management’s co-operation with the External Auditor’s requirements. The External Auditor may communicate directly with the Audit Committee or its Chairman at any time.
Access and Advisors
In exercising its oversight role, the Audit Committee may investigate any matter it initiates or that is brought to its attention, and for this purpose has full access to the company’s records, personnel and any required external support. The Audit Committee has the authority to retain, at the company’s expense, the External Auditor and such other outside counsel, accountants, experts and advisors as it determines appropriate to assist the Audit Committee in the performance of its functions. The company will also provide funding for the payment of ordinary administrative expenses of the Audit Committee that are necessary or appropriate in carrying out its duties.
Standards
The Audit Committee reviews, and may take any necessary action to uphold, the overall quality of the company’s financial reporting and practices.
Charter
The Audit committee reviews and assesses the adequacy of its charter at least annually, and recommends any changes it considers appropriate to the Supervisory Board.
Annual Review
The Audit Committee conducts an annual performance review of the Audit Committee and reports its findings to the Supervisory Board.
Conflicts of Interest
The Audit Committee oversees the company’s compliance programs with respect to legal and regulatory requirements and the company’s Code of Ethics policy, including reviewing related party transactions and other conflict of interest issues as they arise.
Reporting
In addition to providing the Supervisory Board with a report and minutes of each of its meetings, the Audit Committee will inform the Supervisory Board of any general issues that arise with respect to the quality or integrity of the company’s financial statements, the company’s compliance with legal or regulatory requirements, the performance and independence of the External Auditor, or the performance of the internal audit function.
Special Reviews
The Audit Committee may undertake other special duties as requested by the Supervisory Board.
We have an Audit Committee (ASX Corporate Governance Council Recommendation 4.2);its structure is consistent with ASX Corporate Governance Council Recommendation 4.3; it has a charter (ASX Corporate Governance Council Recommendation 4.4) and we have provided the information indicated in the Guide to Reporting (ASX Corporate Governance Council Recommendation 4.5).
Our complete Audit Committee Charter is available from the Investor Relations area of our website (www.jameshardie.com).
The Auditor Attends the Annual Information Meeting
Our External Auditor attends the Annual Information Meeting, consistent with ASX Corporate Governance Council Recommendation 6.2.

Corporate Governance Principles
(continued)
Certifying Financial Reports
Under SEC rules, the CEO and CFO certify that our accounts are a fair presentation of our financial condition and results in accordance with US law. Similarly, the CEO and CFO provide a sign-off in accordance with US requirements.
Under SEC rules, the CEO and CFO are required to provide certain certifications in connection with our annual report on Form 20-F, including a certification that the financial statements and other financial information included in the Form 20-F fairly presents in all material respects the financial condition, results of operations, and cash flows of the company, as of, and for the period presented in the report.
This is an appropriate certification and sign-off with regard to the laws governing the accounts of the company and is also an appropriate certification and sign-off in relation to our accounts for the purposes of ASX Corporate Governance Council Recommendations 4.1 and 7.2.
Audit Committee Sub-committee
In August 2005 the Audit Committee established a Risk Management Sub-committee. The Risk Management Sub-committee provides advice and assistance to the Audit Committee and assists the Audit Committee to fulfil its responsibilities relating to the company’s risk management and assessment. The Sub-committee reports to the Audit Committee on the procedures in place for identifying, monitoring, managing and reporting on the principal strategic, operational and financial risks of the company.
Currently, the members of the Sub-committee are Mr Brown (Chairman), Mr Gries, Mr Chenu and senior employees of the company. Mr Clark, who resigned from our Supervisory Board on 8 May 2006, was Chairman of the Risk Management Sub-committee during fiscal year 2006.
Our Risk Management Sub-committee is consistent with ASX Corporate Governance Council Recommendation 7.1 that companies have a committee, rather than the full Board, that focuses on risk oversight.
Nominating and Governance Committee
Our Nominating and Governance Committee was formed in 2002 and operates in accordance with ASX Corporate Governance Council Recommendation 2.4. The key aspects of our Nominating and Governance Committee Charter at the date of this annual report are set out below.
Members and Independence
The Nominating and Governance Committee consists of at least three members of the Supervisory Board, appointed by the Supervisory Board.
The majority of the members of the committee must be independent unless a greater number is required to be independent under the rules and regulations of the ASX, the NYSE or any other applicable regulatory body. For the purposes of complying with any applicable independence requirements for directors who serve on the Nominating and Governance Committee, a director’s independence is determined by the Supervisory Board in accordance with the rules and regulations of the applicable exchange or regulatory body.
The Supervisory Board appoints one member of the committee as its Chairman. The Chairman must be independent, is primarily responsible for the committee’s proper functioning, acts as the committee’s spokesman and is the main contact for the Supervisory Board.
Currently, the members of the Nominating and Governance Committee are Mr McGauchie (Chairman), Mr Gillfillan and Ms Hellicar. All are independent. Mr Cameron, who resigned from the Supervisory Board on 19 January 2006, and Mr Clark, who resigned from the Supervisory Board on 9 May 2006, were members of our Nominating and Governance Committee during fiscal year 2006.
Purpose, Duties and Responsibilities
The purpose of the committee is to identify individuals qualified to become members of the Managing Board or Supervisory Board; recommend to the Supervisory Board candidates for the Managing Board or Supervisory Board (to be appointed by shareholders); recommend to the Supervisory Board a set of corporate governance principles; and perform a leadership role in shaping the company’s corporate governance policies.
Outside Advisors
The committee has the authority to retain such outside counsel, experts, and other advisors as it determines appropriate to assist it in the full performance of its functions, including sole authority to retain and terminate any search firm used to identify director candidates, and to approve the search firm’s fees and other retention terms.
Meetings
The committee meets as often as it deems necessary or appropriate, either in person or by telephone, and at such times and places as the committee determines. A quorum for a meeting of the committee is a majority of its members. Resolutions of the committee are adopted by a majority of votes cast. The committee reports regularly to the Supervisory Board with respect to its meetings.
Report
The committee prepares a report of its deliberations and findings and provides the Supervisory Board with the report at the first meeting of the Supervisory Board directly following the meeting of the committee and in any event no less frequently than annually.
Our complete Nominating and Governance Committee Charter is available from the Investor Relations area of our website (www.jameshardie.com).
The structure and responsibilities of the Nominating and Governance Committee are consistent with ASX Corporate Governance Council Recommendation 2.4; it provides the information indicated, consistent with ASX Corporate Governance Council Recommendation 2.5.
Remuneration Committee
Our Remuneration Committee operates in accordance with ASX Corporate Governance Council Recommendation 9.2.
The key aspects of our Remuneration Committee Charter are set out below.
Members and Independence
The Remuneration Committee consists of at least three members of the Supervisory Board, who are appointed by the Supervisory Board.

The majority of the members of the Remuneration Committee must be independent unless a greater number is required to be independent under the rules and regulations of ASX, the NYSE or any other applicable regulatory body. For the purposes of complying with any applicable independence requirements for directors to serve on the Remuneration Committee, a director’s independence shall be determined by the Supervisory Board in accordance with the rules and regulations of the applicable exchange or regulatory body.
Additionally, members of the Remuneration Committee must qualify as “non-employee directors” for purposes of Rule 16b-3 under the Securities Exchange Act of 1934, as amended, and as “outside directors” for purposes of Section 162(m) of the US Internal Revenue Code.
The Supervisory Board appoints one member of the Remuneration Committee as its Chairman. The Chairman must be independent, is primarily responsible for the committee’s proper functioning, acts as the committee’s spokesman and is the main contact for the Supervisory Board. The Chairman of the Remuneration Committee may not be the current Chairman of the Supervisory Board or a former member of the Managing Board.
Currently, the members of the Remuneration Committee are Mr Barr (Chairman), Mr Loudon and Ms Hellicar. All are independent.
Purpose, Duties, and Responsibilities
The purpose of the Remuneration Committee is to discharge the responsibilities of the Supervisory Board relating to remuneration of the company’s senior executives and non-executive directors and to further advise the Supervisory Board on the company’s remuneration policies and practices.
Sub-committees
The Remuneration Committee may delegate any of the foregoing duties and responsibilities to a sub-committee of the Remuneration Committee consisting of not less than two members of the committee.
Outside Advisors
The Remuneration Committee will have the sole authority to retain, at the company’s expense, such outside counsel, experts, remuneration consultants and other advisors as it determines appropriate to assist it in the full performance of its functions.
Meetings
The Remuneration Committee will meet as often as it deems necessary or appropriate, either in person or by telephone, and at such times and places as the Remuneration committee determines. A quorum for a meeting of the Remuneration Committee is a majority of its members. Resolutions of the Remuneration Committee are adopted by a majority of votes cast. The Remuneration Committee will report regularly to the Supervisory Board with respect to its meetings and activities.
Report
The Remuneration Committee prepares a report of its deliberations and findings and provides the Supervisory Board with the report at its first meeting directly following the meeting of the Remuneration Committee and, in any event, no less frequently than annually.
Further information on remuneration matters is also set out in the Directors’ Report on pages 5 - 20.
Our complete Remuneration Committee Charter is available from the Investor Relations area of our website (www.jameshardie.com).
The Directors’ Report includes a Remuneration Report which provides comprehensive disclosure about the company’s Remuneration policies.
The establishment of a Remuneration Committee is consistent with ASX Corporate Governance Council Recommendation 9.2. The structure and disclosure of our remuneration arrangements is consistent with ASX Corporate Governance Council Recommendations 9.1, 9.3, 9.4 and 9.5.
Policies and Programs
In addition to the Corporate Governance Principles, we have a number of policies and programs that address key aspects of our corporate governance. Our key policies and programs cover:
•	Risk Management

•	Business Conduct and Ethics

•	Ethics Hotline (Whistleblower)

•	Continuous Disclosure and Market Communication

•	Insider Trading.
Risk Management
The Joint Board, together with the Audit committee, is responsible for satisfying itself that our risk management systems are effective and, in particular, for ensuring that:
•	the principal strategic, operational and financial risks are identified;

•	effective systems are in place to monitor and manage risks; and

•	reporting systems, internal controls and arrangements for monitoring compliance with laws and regulations are adequate.
As noted above, the Audit committee receives advice and assistance from a Risk Management Sub-committee, formed in August 2005.
In addition to maintaining appropriate insurance and other risk management measures, the company has taken the following steps to address identified risks. It has:
•	established policies and procedures in relation to treasury operations, including the use of financial derivatives;

•	issued and revised standards and procedures in relation to environmental and health and safety matters;

•	implemented and maintained training programs in relation to legal issues such as trade practices/antitrust, trade secrecy, and Intellectual Property protection; and

•	issued procedures requiring that significant capital and recurring expenditure is approved at the appropriate levels.

Corporate Governance Principles
(continued)
The internal and external audit functions are involved in risk assessment and the management and measurement of the effectiveness of the company’s risk management systems. The internal and external audit functions are separate from and independent of each other.
The above risks are also addressed in our Code of Business Conduct and Ethics which applies to all employees and directors, and monitored through regular reports to the Joint Board. Where appropriate, members of the management team and independent advisers also make presentations to the Joint Board and to the Audit Committee during the year.
We regularly review the need for additional disclosure of our risk management systems including those related to our internal compliance and control system.
In accordance with Best Practice Provision II.1.4 of the Dutch Corporate Governance Code, our Managing Board has assessed our internal risk management and control systems. Based on the Managing Board’s most recent assessment, the Managing Board believes that our internal risk management and control systems provide a reasonable level of assurance that they are adequate and that they have operated effectively in fiscal year 2006. Consequently, the Managing Board has concluded that we comply with the requirements of Best Practice Provision II: 1.4 of the Dutch Corporate Governance Code.
Notwithstanding the foregoing, our management does not expect that our internal risk management and control systems will prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met.
The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the company have been detected.
These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.
Our analysis of our internal risk management and control systems for purposes of the Dutch Corporate Governance Code is different from the report that we will be required to prepare in the United States pursuant to Section 404 of the Sarbanes-Oxley Act of 2002. Section 404 requires, among other things, that companies include a management report on a company’s internal control over financial reporting that is accompanied by a separate auditor’s report on management’s assessment. For foreign private issuers, including James Hardie, the deadline for complying with the requirements of Section 404 has been extended to the first fiscal year ending on or after 15 July 2006 or, in James Hardie’s case, 31 March 2007. Accordingly, our Section 404 report will first appear in our annual report on Form 20-F for the fiscal year ending 31 March 2007.
Our risk management procedures are consistent with ASX Corporate Governance Council Recommendations 7.1, 7.2 and 7.3.
Business Conduct and Ethics
We seek to maintain high standards of integrity and we are committed to ensuring that James Hardie conducts its business in accordance with high standards of ethical behaviour.
We require our employees to comply with the spirit and the letter of all laws and other statutory requirements governing the conduct of James Hardie’s activities in each country in which we operate. Our Code of Business Conduct and Ethics applies to all of our employees, including our senior executives and directors.
Specific action, including training and education, has been taken to ensure that employees understand and comply with their obligations in areas such as occupational health and safety, trade practices/antitrust, environmental protection, employment practices such as equal opportunity, sexual harassment and discrimination, continuous disclosure and insider trading, public and SEC disclosure, and corrupt practices.
Ethics Hotline (Whistleblower)
Our Code of Business Conduct and Ethics also provides employees with instructions about whom they should contact if they have information or questions regarding violations of the policy. James Hardie has a telephone Ethics Hotlines to allow employees in each jurisdiction in which we operate to anonymously report any concerns.
Our Ethics Hotline policy has been customised to take into account the CLERP 9 requirements to protect the privacy of individuals who use the service, in line with Australian standards.
Our Code of Business Conduct and Ethics also covers many aspects of company policy that govern compliance with legal and other responsibilities to stakeholders.
Our Code of Business Conduct and Ethics is available from the Corporate Governance area of our Investor Relations website (www.jameshardie.com).
Our actions, outlined above, to promote ethical and responsible decision-making are consistent with ASX Corporate Governance Council Recommendations 3.1, 3.2, 3.3 and 10.1.
Our Code of Business Conduct and Ethics is consistent with ASX Corporate Governance Council Recommendation 10.1.

Continuous Disclosure and Market Communication
We strive to comply with all relevant disclosure laws and listing rules in Australia (ASX and ASIC), the United States (SEC and NYSE) and The Netherlands (AFM).
Disclosure
We have a Continuous Disclosure and Market Communication Policy which is designed to ensure that investors can easily understand James Hardie’s strategies, assess the quality of its management, and examine its financial position and the strength of its growth prospects.
The policy is also designed to ensure that James Hardie satisfies its legal obligations on disclosure to the ASX and under the Australian Corporations Act (2001) as well as its obligations in the United States where the company is traded on the NYSE, and in The Netherlands.
Our Continuous Disclosure and Market Communication Policy is intended to ensure we comply with Chapter 6CA of the Australian Corporations Act, and Chapter 3 of the ASX Listing Rules.
Communication
We are committed to communicating effectively with our investors. Our investor relations program includes:
•	management briefings and presentations to accompany quarterly results, which are accessible via a live webcast and teleconference;

•	audio webcasts of other management briefings and webcasts of the shareholder information meeting;

•	a comprehensive Investor Relations website that displays all company announcements and notices as soon as they have been cleared by the ASX, as well as all major management and road show presentations;

•	United States and Australian site visits and briefings on strategy for investment analysts;

•	an e-mail alert service to advise investors and other interested parties of announcements and other events; and

•	equality of access for shareholders, investment analysts and the media to briefings, presentations and meetings.
Shareholders’ Participation
We encourage our shareholders to exercise their rights at our General Meeting. While the company’s General Meetings take place in The Netherlands, we conduct Information Meetings in Australia to enable CUFS holders to attend a meeting together to review items of business and other matters that will be considered and voted on at the subsequent General Meeting in The Netherlands.
We distribute with the Notice of Meeting a question form which holders can use to submit questions in advance of the meeting. We implemented this process to make it easier for more holders to have questions answered, whether or not they can attend the Information Meeting. Holders can also ask questions relevant to the business of the meeting from the floor during the Information Meeting.
For the benefit of holders unable to attend, the Information Meeting is broadcast live over the internet at www.jameshardie.com (select Investor Relations, then Annual Meetings). The webcast then remains on the company’s website so it can be replayed later if required.
Each shareholder, person entitled to vote and CUFS holder (but not an ADR holder) has the right to attend the General Meeting either in person or by proxy; to address shareholder meetings; and, in the case of shareholders and other persons entitled to vote (for instance, certain pledge holders), to exercise voting rights, subject to the provisions of our Articles of Association.
We set a registration date for the exercise of the voting rights at a General Meeting, Shareholders and CUFS holders registered at this date are entitled to attend the meeting and to exercise the other shareholder rights (in the meeting in question) notwithstanding subsequent sale of their shares. This date is published in advance of every General Meeting. Shareholders who are entitled to attend a General Meeting may be represented by proxies.
Unless otherwise required by our Articles of Association or Dutch law, resolutions of the General Meeting will be validly adopted by an absolute majority of the votes cast at a meeting at which at least 5% of our issued share capital is present or represented.
Explanatory notes to the Notice of Meeting inform shareholders of all facts and circumstances relevant to the proposed resolutions. The explanatory notes and Notice of Meeting are sent to shareholders and made available from the Investor Relations area of our website (www.jameshardie.com).
Our Continuous Disclosure and Market Communication Policy is consistent with ASX Corporate Governance Council Recommendation 5.1.
Our communication strategies are consistent with ASX Corporate Governance Council Recommendation 6.1.
Our Continuous Disclosure and Market Communication Policy is available in the Investor Relations area of our website (www.jameshardie.com).
Insider Trading
Directors and senior executives are subject to our Insider Trading Policy and rules.
Directors and senior executives, among others, must notify the designated compliance officer, currently our General Counsel, before buying or selling our shares. James Hardie shares may only be bought or sold by employees, including senior executives and directors, within four weeks beginning two days after the announcement of quarterly or full year results.
Even in this trading “window”, all those covered by our Insider Trading Policy are prohibited from dealing in securities for Short Swing Profit (defined as being where the profit is realised, or expected to be realised from any purchase and sale, or sale and purchase, of company securities within any period of less than six months) or Hedging Transactions, (defined as dealing in call or put options involving company securities or any other derivative company securities that limit the economic risk of company securities).

Corporate Governance Principles
(continued)
The Managing Board recognises that it is the individual responsibility of each director and employee of James Hardie to ensure he or she complies with the spirit and the letter of insider trading laws and that notification to the compliance officer in no way implies approval of any transaction. Our Insider Trading Policy is available in the Investor Relations area of our website (www.jameshardie.com).
Our Insider Trading Policy and rules are consistent with ASX Corporate Governance Council Recommendation 3.2.
Discussion of Dutch Corporate Governance Codes and requirements
Compliance with the Dutch Corporate Governance Code
James Hardie’s corporate governance structure and compliance with the Code is the joint responsibility of the Managing Board and the Supervisory Board and they are accountable for this to shareholders at the General Meeting.
Not applying a specific best practice provision is not in itself considered objectionable by the Code, and may well be justified because of particular circumstances relevant to James Hardie. In accordance with the requirements of Dutch law, we describe below instances where James Hardie does not (yet) fully comply with the letter of a principle or best practice provision in the Code applying to the Managing Board or the Supervisory Board. To the extent we do not apply such principles and best practice provisions, or do not intend to apply these in the current or the subsequent financial year, we state the reasons.
Managing Board
Under Best Practice Provision II.1.1 of the Code, a member of the Managing Board shall be appointed for a maximum term of four years. On the basis of article 14.2 of James Hardie’s Articles of Association, a member of the Managing Board will be appointed for a maximum term of three years, except for the CEO. At our 2005 Annual General Meeting, Mr Gries was appointed by our shareholders for a term to coincide with his tenure as CEO. We believe that not setting a limitation for the appointment of our CEO is conducive to the continuity of management performance and succession planning.
With regard to the Best Practice provisions of the Code dealing with the Managing Board’s remuneration:
1.	The Principle preceding Best Practice Provision II.2.9 provides that the remuneration of members of the Managing Board shall be resolved within the scope of the Remuneration Policy adopted by the General Meeting. A Remuneration Policy for the members of the Managing Board was developed by the Supervisory Board and approved by our shareholders at the August 2005 Annual General Meeting.

2.	The Principle preceding Best Practice Provision II.2.9 also provides that schemes whereby members of the Managing Board are remunerated in the form of shares or rights to acquire shares shall be submitted to the General Meeting for approval. The MBTSOP was approved at the 2005 General Meeting and a new Long Term Incentive Plan (LTIP) will be presented at the 2006 Annual General Meeting of Shareholders for approval.

3.	Best Practice Provision II.2.5 provides that neither the exercise price nor the other conditions regarding options granted to members of the Managing Board be modified during the term of the options, except as prompted by structural changes relating to shares or the company in accordance with established market practice. James Hardie may modify the term of the options as specified in the MBTSOP, LTIP or employment agreement with a member of the Managing Board upon the departure of the employee.

Currently no such terms have been modified, nor do we have the intention to do so in the near future.

4.	Best Practice Provision II.2.7. provides that a severance payment to a member of the Managing Board shall not exceed one times the amount of the fixed salary. In contracts with members of the Managing Board, the severance payments are agreed upon on an individual basis, taking into account home country practice and the member of the Managing Board’s specific situation, provided that a severance payment can not exceed the limits set out in the Australian Corporations Act (2001) unless approved by shareholders at a General Meeting. Consistent with Mr Gries’ prior employment agreement when he acted as the company’s Chief Operating Officer, Mr Gries’ current contract specifies that in the event of a termination without cause or for good reason he will receive 1.5 times his annual base salary and 1.5 times his average annual bonus in addition to a 2 year consulting contract, as long as he maintains the company’s non-compete and confidentiality agreements.

5.	Best Practice Provision II.2.12 provides that, if a member of the Managing Board is paid a special remuneration or a severance payment, such is accounted for. We did not pay any special remuneration to members of the Managing Board. Mr W Vlot, a former member of the Managing Board and Company Secretary, was paid a severance payment of Euro 50,000 in fiscal year 2006.

Supervisory Board
Best Practice Provision III.1.1 provides that the Supervisory Board adopts a Supervisory Board Charter. Our current Supervisory Board Charter became effective in September 2005 and is available from the Investor Relations area of our website (www.jameshardie.com).
Best Practice Provision III.3.6 provides that the Supervisory Board draws up a retirement schedule. The dates of re-election of the members of the Supervisory Board are available in the Investor Relations area of our website and, during fiscal year 2006, the Supervisory Board prepared a Supervisory Board retirement schedule that satisfies the recommendations of the Code. The schedule is available on the Investor Relations area of our website (www.jameshardie.com).
Best Practice Provision III.5.1 provides that charters for each of the committees of the Supervisory Board shall be adopted by the Supervisory Board. The current charters for the Supervisory Board Committees were updated in September 2005 to reflect the Code’s requirements with regards to the responsibilities of each of the committees. The revised charters are available on the Investor Relations area of our website (www.jameshardie.com).
Best Practice Provision III.7.1 provides that members of the Supervisory Board shall not be granted shares by way of remuneration. Currently, on the basis of James Hardie’s Supervisory Board Share Plan, which was re-approved by shareholders at the 2005 General Meeting, members of the Supervisory Board are obliged to receive a minimum of US$10,000 of their annual remuneration in the form of shares with the option to use a larger part of their annual remuneration to buy shares. However, the Supervisory Board members may elect to receive a cash payment of the set amount and purchase the required shares on the open market in lieu of receiving the payment in shares. We believe this practice assists in aligning directors’ interests with those of shareholders. We intend to continue, and indeed enhance, this practice. An amended Supervisory Board Share Plan will be submitted to shareholders for approval at the 2006 Annual General Meeting.
Updated Information
We have a dedicated section on corporate governance as part of the Investor Relations area of our website (www.jameshardie.com).
Information on this section of the website is progressively updated and expanded to ensure it presents the most up-to-date information on our corporate governance systems.

James Hardie Industries N.V. and Subsidiaries
31 March 2006 — Annual Report of the Directors
The Board of Supervising Directors,

M Hellicar	M R Brown

M J Gillifillan	J R H Loudon

D G McGauchie	J D Barr

The Board of Managing Directors,

L Gries	B Butterfield

R Chenu

Amsterdam, 14 August, 2006

James Hardie Industries N.V. and Subsidiaries
Consolidated Balance Sheet as at 31 March 2006
(before proposed appropriation of result)

		31 March
(Millions of US dollars)	Notes		2006		2005

Assets

Fixed Assets
Intangible fixed assets	4.1	0.9		2.8
Tangible fixed assets	4.2	775.6		685.7
Financial fixed assets	4.3	10.9		20.7

			$787.4		$709.2

Current assets
Stocks	4.4	124.0		99.9
Receivables	4.5	154.8		128.7
Refundable income taxes	5.6	13.3		—
Prepaid expenses and other current assets		20.5		12.0
Deferred tax assets	5.6	30.7		26.0
Cash at banks and in hand	4.6	315.1		113.5

			658.4		380.1

			$1,445.8		$1,089.3

Liabilities

Group equity
Shareholders’ equity	4.12		95.3		625.1

Provisions
Product warranties	4.7	15.5		12.9
Deferred tax liabilities	5.6	79.8		77.5

			95.3		90.4

Long-term liabilities
Long-term debt	4.8	—		121.7
Asbestos liability	4.10	715.6		—
Other liabilities	4.8	45.0		61.7

			760.6		183.4

Current liabilities
Accounts payable and accrued liabilities		117.8		94.0
Short-term debt	4.8	302.7		37.6
Accrued payroll and employee benefits	4.8	46.3		35.7
Income taxes payable	5.6	24.5		21.4
Other liabilities		3.3		1.7

			494.6		190.4

			$1,445.8		$1,089.3

James Hardie Industries N.V. and Subsidiaries
Consolidated Profit and Loss account 2006

(Millions of US dollars)	Notes		2006		2005

Net turnover	5.1		1,488.5		1,210.4

Cost of sales			(937.7)		(784.0)

Gross operating result			550.8		426.4

Selling expenses	5.2	(88.1)		(65.8)

General and Administrative expenses		(149.5)		(130.2)

SCI and Other related expenses	4.9	(17.4)		(28.1)

Impairment of roofing plant		(13.4)		—

Asbestos provision		(715.6)		—

Costs			(984.0)		(224.1)

Net sales margin			(433.2)		202.3

Other operating expense			(0.9)		(6.2)
Other non-operating expense	5.7		(0.8)		(2.5)
Financial income and expenses	5.5		(0.2)		(5.1)

Result on ordinary activities before taxation			(435.1)		188.5

Taxation on ordinary activities	5.6		(71.6)		(61.7)

Net result after taxation			(506.7)		126.8

James Hardie Industries N.V. and Subsidiaries
Consolidated Cash Flow statement 2006

	Years ended 31 March
(Millions of US dollars)	2006	2005	2004

Cash Flows From Operating Activities
Net (loss) income	$(506.7)	$126.9	$129.6
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Loss (gain) on sale of land and buildings	—	0.7	(4.2)
Loss (gain) on disposal of subsidiaries and businesses	—	2.1	(1.9)
Depreciation and amortisation	45.3	36.3	36.4
Deferred income taxes	4.3	11.1	14.6
Prepaid pension cost	2.9	7.6	1.8
Tax benefit from stock options exercised	2.2	0.4	0.4
Stock compensation	5.9	3.0	3.3
Asbestos provision	715.6	—	—
Impairment of roofing plant	13.4	—	—
Other	1.7	—	0.7
Changes in operating assets and liabilities:
Accounts and notes receivable	(24.0)	(3.7)	(24.8)
Inventories	(26.6)	4.3	(24.9)
Prepaid expenses and other current assets	(24.8)	32.6	2.1
Accounts payable and accrued liabilities	24.4	15.0	1.3
Other accrued liabilities and other liabilities	7.0	(16.5)	28.2

Net cash provided by operating activities	240.6	219.8	162.6

Cash Flows From Investing Activities
Purchases of property, plant and equipment	(162.0)	(153.2)	(74.8)
Proceeds from sale of property, plant and equipment	—	3.4	10.9
Proceeds from disposal of subsidiaries and businesses, net of cash divested	8.0	—	5.0

Net cash used in investing activities	(154.0)	(149.8)	(58.9)

Cash Flows From Financing Activities
Net proceeds from line of credit	—	0.5	0.5
Proceeds from borrowings	181.0	—	—
Repayments of borrowings	(37.6)	(17.6)	—
Proceeds from issuance of shares	18.7	2.6	3.2
Repayments of capital	—	—	(68.7)
Dividends paid	(45.9)	(13.7)	(22.9)
Collections on loans receivable	0.3	0.6	0.9

Net cash provided by (used in) financing activities	116.5	(27.6)	(87.0)

Effects of exchange rate changes on cash	(1.5)	(1.2)	0.5
Net increase in cash and cash equivalents	201.6	41.2	17.2
Cash and cash equivalents at beginning of period	113.5	72.3	55.1

Cash and cash equivalents at end of period	$315.1	$113.5	$72.3

Components of Cash and Cash Equivalents
Cash at bank and on hand	$24.9	$28.6	$24.6
Short-term deposits	290.2	84.9	47.7

Cash and cash equivalents at end of period	$315.1	$113.5	$72.3

Supplemental Disclosure of Cash Flow Activities
Cash paid during the period for interest, net of amounts capitalised	$3.5	$10.7	$11.7
Cash paid (refunded) during the period for income taxes, net	$93.4	$15.7	$(6.5)

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements

1 General
1.1 Activities
The Company manufactures and sells fibre cement building products for interior and exterior building construction applications primarily in the United States, Australia, New Zealand, Philippines, Chile (up to May 2005) and Europe. Prior to 25 April 2002, the Company manufactured gypsum wallboard for interior construction applications in the United States.
1.2 Group structure
On 2 July 1998, ABN 60 000 009 263 Pty Ltd, formerly James Hardie Industries Limited (“JHIL”), then a public company organised under the laws of Australia and listed on the Australian Stock Exchange, announced a plan of reorganization and capital restructuring (the “1998 Reorganisation”). James Hardie N.V. (“JHNV”) was incorporated in August 1998, as an intermediary holding company, with all of its common stock owned by indirect subsidiaries of JHIL. On 16 October 1998, JHIL’s shareholders approved the 1998 Reorganisation. Effective as of 1 November 1998, JHIL contributed its fibre cement businesses, its US gypsum wallboard business, its Australian and New Zealand building systems businesses and its Australian windows business (collectively, the “Transferred Businesses”) to JHNV and its subsidiaries. In connection with the 1998 Reorganisation, JHIL and its non-transferring subsidiaries retained certain unrelated assets and liabilities.
On 24 July 2001, JHIL announced a further plan of reorganisation and capital restructuring (the “2001 Reorganisation”). Completion of the 2001 Reorganisation occurred on 19 October 2001. In connection with the 2001 Reorganisation, James Hardie Industries N.V. (“JHI NV”), formerly RCI Netherlands Holdings B.V., issued common shares represented by CHESS Units of Foreign Securities (“CUFS”) on a one for one basis to existing JHIL shareholders in exchange for their shares in JHIL such that JHI NV became the new ultimate holding company for JHIL and JHNV.
Following the 2001 Reorganisation, JHI NV controls the same assets and liabilities as JHIL controlled immediately prior to the 2001 Reorganisation.
1.3 Consolidation
The consolidated financial statements represent the financial position, results of operations and cash flows of JHI NV and its current wholly owned subsidiaries, collectively referred to as either the “Company” or “James Hardie” and JHI NV together with its subsidiaries as of the time relevant to the applicable reference, the “James Hardie Group,” unless the context indicates otherwise.
The consolidated annual accounts comprise the financial information of James Hardie Industries N.V and of its investments in which it exercises a controlling interest. These investments are fully included in the consolidation.
The consolidated annual accounts comprise the financial information of the following subsidiaries, all of which are 100% owned by JHI NV either directly or indirectly:

Name of Company	Jurisdiction of
Establishment
James Hardie Aust Holdings Pty Ltd.	Australia
James Hardie Aust Investments No. 1 Pty Ltd.	Australia
James Hardie Austgroup Pty Ltd.	Australia
James Hardie Australia Management Pty Ltd.	Australia
James Hardie Australia Pty Ltd.	Australia
James Hardie Building Products Inc.	United States
James Hardie Europe B.V.	Netherlands

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements

Name of Company	Jurisdiction of
Establishment
James Hardie Fibre Cement Pty Ltd.	Australia
James Hardie International Finance B.V.	Netherlands
James Hardie International Finance Holdings Sub I B.V.	Netherlands
James Hardie International Finance Holdings Sub II B.V.	Netherlands
James Hardie International Holdings B.V.	Netherlands
James Hardie N.V.	Netherlands
James Hardie New Zealand Limited	New Zealand
James Hardie NZ Holdings Trust	New Zealand
James Hardie Philippines Inc.	Philippines
James Hardie Research (Holdings) Pty Ltd.	Australia
James Hardie Retail Inc.	United States
James Hardie U.S. Investments Sierra Inc.	United States
James Hardie 117 Pty Ltd.	Australia
N.V. Technology Holdings A Limited Partnership	Australia
RCI Pty Ltd.	Australia
A number of small majority shareholdings that are separately and jointly of negligible importance have been excluded from consolidation.
1.4 Notes to the cash flow statement
The cash flow statement has been prepared applying the indirect method. The cash and cash equivalents in the cash flow statement comprise the balance sheet item cash at banks and in hand and the bank overdraft forming part of the current liabilities. Cash flows in foreign currencies have been translated at estimated average exchange rates.
Exchange differences affecting cash items are shown separately in the cash flow statement. Income and expenses in respect of interest, dividends received and taxation on profits are included in the cash flow from operating activities. Dividends paid have been included in the cash flow from financing activities.
2 Principles of valuation of assets and liabilities
2.1 General
The consolidated annual accounts were prepared in accordance with the statutory provisions of Part 9, Book 2, of the Netherlands Civil Code and the firm pronouncements in the Guidelines for Annual Reporting in the Netherlands as issued by the Dutch Accounting Standards Board.
The consolidated annual accounts are prepared in US$ as the majority of the Company’s transaction are in US$. Therefore the reporting currency used is also the US$. Assets and liabilities are valued at face value, unless otherwise indicated.
2.2 Comparison with prior year
The principles of valuation and determination of result remained unchanged compared to the prior year, except for the presentation of the cash dividend to be paid out to holders of ordinary shares in respect of the financial year under review.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements

2.3 Foreign currencies
Non-monetary balance sheet items relating to assets and liabilities denominated in currencies other than the US dollars are translated at the historic rate of exchange. Monetary Balance sheet items relating to assets and liabilities denominated in currencies other than the US dollars are translated at the rate of exchange prevailing on balance sheet date, except insofar as the exchange risk has been hedged. In those cases valuation occurs at the forward rates agreed upon. The resulting exchange rate differences are credited or charged to the profit and loss account, apart from those on long-term loans, which relate to the financing of a foreign investment. These exchange differences are directly added to or charged against reserves, as component of the legal reserve investments in affiliates and associates. Transactions in foreign currency during the period have been incorporated in the annual accounts at the rate of settlement.
The annual accounts of group companies denominated in currencies other than the US dollars are translated at the rate of exchange prevailing at the balance sheet date; income and expenses are recognised at the average rate during the financial year. The resulting translation differences are taken to the translation differences reserve within shareholders’ equity.
Financial Instruments
The Company calculates the fair value of financial instruments and includes this additional information in the notes to the consolidated financial statements when the fair value is different than the carrying value of those financial instruments. When the fair value reasonably approximates the carrying value, no additional disclosure is made. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realise in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.
Periodically, interest rate swaps, commodity swaps and forward exchange contracts are used to manage market risks and reduce exposure resulting from fluctuations in interest rates, commodity prices and foreign currency exchange rates. Specifically, changes in the fair value of derivative instruments designated as cash flow hedges are deferred and recorded in other comprehensive income. These deferred gains or losses are recognised in income when the transactions being hedged are completed. The ineffective portion of these hedges is recognised in income currently. Changes in the fair value of derivative instruments designated as fair value hedges are recognised in income, as are changes in the fair value of the hedged item. Changes in the fair value of derivative instruments that are not designated as hedges for accounting purposes are recognised in income. The Company does not use derivatives for trading purposes.
2.4 Tangible fixed assets
Land and buildings are valued at acquisition cost plus additional directly attributable expenses less straight-line depreciation over the estimated useful economic life. Permanent impairment of assets as at balance sheet date are taken into account.
Other fixed assets are valued at acquisition or manufacturing cost plus additional directly attributable expenses less straight line depreciation over the estimated useful economic life, or lower market value.
Assets not used in operations are valued at expected direct realisable value.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements

2.5 Impairment of fixed assets
On the balance sheet date, the Group tests whether there are any indications of an asset which could be subject to impairment. If there are such indications, the recoverable amount of the asset concerned is estimated. If this is not possible, the recoverable amount of the cash-generating unit to which the asset belongs, is identified. An asset is subject to impairment if its book value is higher than its recoverable value; the recoverable value is the higher of the realisable value and the value to the business. The realisable value is determined by means of current market conditions.
If it is established that a previously recognised impairment no longer applies or has declined, then the increased carrying amount of the assets in question is not set higher than the carrying amount that would have been determined had no asset impairment been recognised.
2.6 Stocks
Stocks of raw materials and consumables are valued at purchase prices, using the FIFO method (first in, first out) or lower market value. Stocks of semi-finished articles and trade goods are valued at the lower of cost and market value.
Cost consists of all direct costs of acquisition or manufacturing and transportation expenses incurred. The costs of manufacturing include direct labour expenses and an uplift for indirect fixed and variable expenses relating to the manufacturing. A mark up for indirect costs, mainly in respect of warehousing, administrative and general administration expenses is also taken into account.
Work in progress is valued at direct material and labour expenses with an uplift for fixed and variable indirect costs relating to the manufacturing. A mark-up for indirect costs, mainly in respect of warehousing, administrative and general administration expenses, is also taken into account.
Provisions for expected losses are made at the moment they are foreseeable, and are deducted from work in progress.
Invoiced instalments and prepayments by customers are also deducted from work in progress. Instalments that exceed the deferred costs per work are included under current liabilities.
2.7 Receivables
Receivables are valued at face value less a provision for possibly uncollectible accounts.
2.8 Provisions
Provisions are set up in respect of actual or specific risks and commitments existing at balance sheet date, of which the size is uncertain but can be estimated using a reliable method. Pension provisions are valued at present value based on actuarial principles. The other provisions are recognised at face value.
2.9 Deferred tax assets and liabilities
Deferred tax assets and liabilities are included in respect of the timing differences in valuation of assets and liabilities for annual account purposes and tax purposes. The deferred tax assets and liabilities are calculated based on tax rates prevailing at the year end or applicable future tax rates, in so far as already decreed by law. Deferred tax assets, including those resulting from loss carry-forwards, are valued if it can be reasonably assumed that these will be realised. The deferred tax assets and liabilities are included at face value.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements

3 Principles of determination of result
3.1 General
The result represents the difference between the value of the goods delivered and costs for the year. The results on transactions are recognised in the year they are realised; losses are taken as soon as they are foreseeable.
3.2 Exchange rate differences
Exchange rate differences arising upon the settlement of monetary items are recognised in the profit and loss account in the period that they arise. Exchange rate differences on long-term loans relating to the financing of foreign participations are directly taken to shareholders’ equity.
3.3 Net turnover
Net turnover represents the amounts charged/chargeable to third parties for goods delivered in the reporting year less discounts and excluding VAT. The Company recognises revenue when the risks and obligations of ownership have been transferred to the customer which generally occurs at the time of delivery to the customer.
3.4 Cost of sales
Cost of sales represents the direct and indirect expenses attributable to turnover.
3.5 Costs
Costs are recognised at the historical cost convention and are allocated to the reporting year to which they relate.
Depreciation on buildings is based on acquisition cost; depreciation on other fixed assets is based on purchase price or manufacturing cost. Land is not depreciated. Depreciation is provided by the straight-line method over the estimated useful economic life.
3.6 Selling expenses
Selling expenses concern the direct expenses of the sales activities. Selling expenses also include warehouse charges for finished goods and trade goods and the transport costs relating to the sales transactions.
3.7 General and administrative expenses
General and administrative expenses include the expenses of the Board of Directors and the corporate department.
3.8 Taxation
Tax on result is calculated by applying the current rate to the result for the financial year in the profit and loss account, taking into account tax losses carry-forward and tax exempt profit elements and after inclusion of non-deductible costs.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements

3.9 Earnings per share
The Company is required to disclose basic and diluted earnings per share (“EPS”). Basic EPS is calculated using income divided by the weighted average number of common shares outstanding during the period. Diluted EPS is similar to basic EPS except that the weighted average number of common shares outstanding is increased to include the number of additional common shares calculated using the treasury method that would have been outstanding if the dilutive potential common shares, such as options, had been issued. Accordingly, basic and dilutive common shares outstanding used in determining net income per share are as follows:

	31 March
(Millions except per share amounts)	2006	2005

Basic common shares outstanding	461.7	458.9
Dilutive effect of stock options	—	2.1

Diluted common shares outstanding	461.7	461.0

Net (loss) income per share — basic	$(1.10)	$0.28
Net (loss) income per share — diluted	$(1.10)	$0.28
Potential common shares of 6.6 million and 8.2 million for the years ended 31 March 2006 and 2005, respectively, have been excluded from the calculation of diluted common shares outstanding because the effect of their inclusion would be anti-dilutive.
4 Notes to the consolidated balance sheet
4.1 Intangible fixed assets

	31 March
(Millions of US dollars)	2006	2005

Chile goodwill	—	1.9
Other	0.9	0.9

	0.9	2.8

The Chile business was disposed on 8 July 2005 to Compania Industrial El Volcan S.A. (Volcan). The company received net proceeds of US$3.9 million and a loss on disposal of US$0.8 million. This loss on disposal is included in other operating expense in the Company’s consolidated financial statements.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements

4.2 Tangible fixed assets

			Machinery
			and	Assets under
(Millions of US dollars)	Land	Buildings	Equipment	construction	Total

1 April 2005
At cost	$11.5	$131.1	$606.6	$176.6	$925.8
Accumulated decrease in value and depreciation	—	(24.4)	(215.7)	—	(240.1)

Book value	11.5	106.7	390.9	176.6	685.7

Movements 2006
Additions	4.1	16.4	90.8	51.5	162.8
Disposals	—	—	(8.9)		(8.9)
Exchange differences	—	—	(4.4)	—	(4.4)
Depreciation	—	(7.3)	(38.0)	—	(45.3)
Impairment			(13.4)		(13.4)
Other movement	—	—	(0.9)		(0.9)

	4.1	9.1	25.2	51.5	89.9

31 March 2006
At cost	15.6	147.5	669.8	228.1	1,061.0
Accumulated decrease in value and depreciation	—	(31.7)	(253.7)	—	(285.4)

Book value	$15.6	$115.8	$416.1	$228.1	$775.6

Depreciation rates	0%	4.9%	5.7%	0%	4.3%

Assets under construction primarily relates to current year accumulated costs of construction of a new manufacturing facility in Pulaski, Virginia USA and accumulated costs of construction of additional capacity at the Company’s Peru, Illinois USA facility. Interest related to the construction of facilities was capitalized at US$5.7 million and US$5.9 million for the years ended 31 March 2006 and 2005, respectively. The depreciation rate is expected to be between 3% and 6%.
The impairment charge of US$13.4 million for the year ended 31 March 2006 relates to the pilot roofing plant. The plant was closed down in May 2006 after a review of market testing results.
Other movement relates to spare parts reclassified and transferred to production costs.
4.3 Financial fixed assets

(Millions of US dollars)	Pension	Tax	Total

1 April 2005
Book value	$8.4	$12.3	$20.7

Movements 2006
Employer contributions	6.4	—	6.4
Charged to expense	(8.7)	(7.5)	(16.2)
Exchange difference	—	—	—

	(2.3)	(7.5)	(9.8)

31 March 2006
Book value	$6.1	$4.8	$10.9

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements
Prepaid pension relates to one of our retirement plans in Australia and is actuarially determined in March each year. The Company estimates that the pension plan expense will be approximately US$2.6 million for fiscal year 2007. Projections beyond fiscal year 2007 are not readily determinable. See further discussion of retirement plans below.
     Retirement plans
The Company sponsors a US retirement plan, the James Hardie Retirement and Profit Sharing Plan, for its employees in the United States and a retirement plan, the James Hardie Australia Superannuation Plan, for its employees in Australia. There are no changes in presentation from prior years under US Gaap and the presentation is in line with the new disclosure requirements under IFRS (International Financial Reporting Standards). The US plan is a tax-qualified defined contribution retirement and savings plan covering all US employees subject to certain eligibility requirements and matches employee contributions (subject to limitations) dollar for dollar up to 6% of their salary or base compensation. The James Hardie Australia Superannuation Plan has two types of participants. Participants who joined the plan prior to 1 July 2003 have rights and benefits that are accounted for as a defined benefit plan in the Company’s financial statements while participants who joined the plan subsequent to 1 July 2003 have rights and benefits that are accounted for as a defined contribution plan in the Company’s financial statements. Both of these participant plans are funded based on statutory requirements in Australia. The Company’s expense for its defined contribution plans totalled US$2.6 million and US$5.2 million for the years ended 31 March 2006 and 2005 respectively. Details of the defined benefit participant plan of the James Hardie Australia Superannuation Plan (“Defined Benefit Plan”) are as follows.
The investment strategy/policy of the Defined Benefit Plan is set by the Trustee (Mercer) for each investment option.
The strategy includes the selection of a long-term mix of investments (asset classes) that supports the option’s aims.
The aims of the Mercer Growth option, in which the Defined Benefit Plan assets are invested, are:
•	to achieve a rate of return (net of tax and investment expenses) that exceeds inflation (CPI) increases by at least 3% per annum over a moving five year period;

•	to achieve a rate of return (net of tax and investment expenses) above the median result for the Mercer Pooled Fund Survey over a rolling three year period; and

•	over shorter periods, outperform the notional return of the benchmark mix of investments.
The assets are invested by appointing professional investment managers and/or from time to time investing in a range of investment vehicles offered by professional investment managers.
Investment managers may utilise derivatives in managing investment portfolios for the Trustee. However, the Trustee doesn’t undertake day-to-day management of derivative instruments. Derivatives may be used, among other things, to manage risk (e.g., for currency hedging). Losses from derivatives can occur (e.g., due to stock market movements). The Trustee seeks to manage risk by placing limits on the extent of derivative use in any relevant Investment Management Agreements between the Trustee and investment managers. The Trustee also considers the risks and the controls set out in the managers’ Risk Management Statements. The targeted ranges of asset allocations are:

Equity securities	40-75%
Debt securities	15-60%
Real Estate	0-20%

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements
The following are the actual asset allocations by asset category for the Defined Benefit Plan:

	31 March
	2006	2005
	%	%
Equity securities	48.8	36.6
Debt securities	15.1	12.7
Real Estate	5.7	4.7
Cash	30.4	46.0

Total	100.0	100.0

The following are the components of net periodic pension cost for the Defined Benefit Plan:

	31 March
(Millions of US dollars)	2006	2005

Service cost	$1.9	$2.5
Interest cost	2.3	2.5
Expected return on plan assets	(2.6)	(3.2)
Amortisation of prior service costs	—	0.1
Recognised net actuarial loss	0.4	0.4

Net periodic pension cost	2.0	2.3
Settlement loss	0.9	5.3

Net Pension Cost	$2.9	$7.6

The settlement losses in fiscal year 2006 and 2005 relates to lump sum payments made to terminated participants of the Defined Benefit Plan and is included in other operating expense in the consolidated statement of income.
The following are the assumptions used in developing the net periodic benefit cost and projected benefit obligation as of 31 March for the Defined Benefit Plan:

	31 March
	2006	2005
	%	%
Net Periodic Benefit Cost Assumptions:
Discount rate	6.5	6.5
Rate of increase in compensation	4.0	4.0
Expected return on plan assets	6.5	6.5

Projected Benefit Obligation Assumptions:
Discount rate	6.0	6.5
Rate of increase in compensation	4.0	4.0
The discount rate methodology is based on the yield on 10-year high quality investment securities in Australia adjusted to reflect the rates at which pension benefits could be effectively settled. The change in the discount rate used on the projected benefit obligation from 2003 to 2004 is a direct result of the change in yields of high quality investment securities over the same periods, adjusted to rates at which pension benefits could be effectively settled. The increase in the rate of increase in compensation under the projected benefit obligation assumption from 2003 to 2004 reflects an increase in the expected margin

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements
of compensation increases over price inflation. The decrease in the expected return on plan assets from 2004 to 2005 and from 2003 to 2004 is a result of lower expected after-tax rates of return. The expected return on plan assets assumption is determined by weighting the expected long-term return for each asset class by the target/actual allocation of assets to each class. The returns used for each class are net of investment tax and investment fees. Net unrecognised gains and losses are amortised over the average remaining service period of active employees. A market related value of assets is used to determine pension costs with the difference between actual and expected investment Notes to the Consolidated Balance Sheet and Profit and Loss account return each year recognised over 5 years.
The following are the actuarial changes in the benefit obligation, changes in plan assets and the funded status of the Defined Benefit Plan:

	31 March
(Millions of US dollars)	2006	2005
Changes in benefit obligation:
Benefit obligation at 1 April	$37.6	$40.7
Service cost	1.9	2.5
Interest cost	2.3	2.5
Plan participants’ contributions	0.6	0.9
Actuarial loss (gain)	2.7	2.0
Benefits paid	(6.7)	(11.4)
Foreign currency translation	(2.8)	0.4

Benefit obligation at 31 March	$35.6	$37.6

	31 March
(Millions of US dollars)	2006	2005
Changes in plan assets:
Fair value of plan assets at 1 April	$37.7	$41.2
Actual return on plan assets	6.6	4.7
Employer contributions	1.2	1.8
Participant contributions	0.6	0.9
Benefits paid	(6.7)	(11.4)
Foreign currency translation	(2.9)	0.5

Fair value of plan assets at 31 March	$36.5	$37.7

Funded status	$0.9	$0.1
Unamortised prior service cost	—	—
Unrecognised actuarial loss	5.2	8.3

Net asset	$6.1	$8.4

The following table provides further details of the Defined Benefit Plan:

	31 March
(Millions of US dollars)	2006	2005

Projected benefit obligation	$35.6	$37.6
Accumulated benefit obligation	35.6	37.6
Fair market value of plan assets	36.5	37.7
The Defined Benefit Plan measurement date is 31 March 2006. The Company expects to make contributions to the Defined Benefit Plan of approximately US$1.4 million during fiscal year 2007.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements
The following are the expected Defined Benefit Plan benefits to be paid in each of the following ten fiscal years:

(Millions of US dollars)
Years Ending 31 March:
2007	$3.2
2008	2.1
2009	2.2
2010	2.6
2011	2.6
2012 - 2016	13.0

Estimated future benefit payments	$25.7

4.4 Stocks

	31 March
(Millions of US dollars)	2006	2005

Raw materials and consumables	$33.0	$22.4
Work in progress	9.2	8.5
Finished goods	84.1	71.1
Provisions for obsolete goods and raw materials	(2.3)	(2.1)

	$124.0	$99.9

4.5 Receivables

	31 March
(Millions of US dollars)	2006	2005
Trade debtors	$146.5	$121.6
Taxation — VAT	4.9	3.0
Other receivables	3.1	4.1
Allowances for doubtful accounts	(1.3)	(1.5)
Employee loans	0.4	0.7
Long-term receivables	1.2	0.8

	$154.8	$128.7

The collectibility of accounts receivable, consisting mainly of trade receivables, is reviewed on an ongoing basis and an allowance for doubtful accounts is provided for known and estimated bad debts. The following are changes in the allowance for doubtful accounts:

	31 March
(Millions of US dollars)	2006	2005

Balance at 1 April	$1.5	$1.2
Charged to expense	0.3	0.4
Costs and deductions	(0.5)	(0.1)

Balance at 31 March	$1.3	$1.5

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements
Directors loans outstanding — see Related Party Transactions
Long term receivables are comprised of the following:

	31 March
(Millions of US dollars)	2006	2005

Retirement fund contributions — Philippines	$0.7	$0.7
Other debtors and advances	0.5	0.1

	1.2	0.8

4.6 Cash at banks and in hand
Short-term deposits are placed at floating interest rates varying between 4.60% to 4.85% and 2.70% to 2.76% as of 31 March 2006 and 2005, respectively. Included in Cash at Bank and on hand is US$5.0 million of restricted cash as of 31 March 2006.
4.7 Provisions
Movements in product warranty provisions are specified as follows:

(Millions of US dollars)
1 April 2005	$12.9
Additions	6.2
Releases	(3.4)
Foreign currency translation adjustment	(0.2)

31 March 2006	$15.5

The Company offers various warranties on its products, including a 50-year limited warranty on certain of its fibre cement siding products in the United States. A typical warranty program requires that the Company replace defective products within a specified time period from the date of sale. The Company records an estimate for future warranty related costs based on an analysis of actual historical warranty costs as they relate to sales.
Based on this analysis and other factors, the adequacy of the Company’s warranty provisions are adjusted as necessary. While the Company’s warranty costs have historically been within its calculated estimates, it is possible that future warranty costs could exceed those estimates.
US$4.1 million of the provisions is of a long-term nature (exceeding one year).

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements
4.8 Liabilities

	31 March
(Millions of US dollars)	2006	2005
Accrued wages and salaries	$10.7	$7.4
Accrued employee benefits	9.2	9.3
Accrued other	26.4	19.0

Accrued payroll and employee benefits	$46.3	$35.7

	2006	2005
Long-term debt	$—	$121.7
Current portion of long-term debt	—	25.7

Loans from credit institutions	$—	$147.4

	2006	2005
Current portion of long-term debt	$94.6	$25.7
Short-term debt	208.1	11.9

Short-term debt	$302.7	$37.6

Long-term debt consists of the following components:

	2006	2005

US$ noncollateralised notes — current portion	$121.7	$25.7
US$ noncollateralised notes — long-term portion	—	121.7

Total debt at 7.11% average rate	$121.7	$147.4

The US$ non-collateralised notes form part of a seven tranche private placement facility which provides for maximum borrowings of US$165.0 million. Principal repayments are due in seven installments that commenced on 5 November 2004 and end on 5 November 2013. The tranches bear fixed interest rates of 6.86%, 6.92%, 6.99%, 7.05%, 7.12%, 7.24% and 7.42%. Interest is payable 5 May and 5 November each year. The first tranche of US$17.6 million was repaid in November 2004.
As a result of the recording of the asbestos provision at 31 March 2006, and the Supervisory Board’s approval of this on 12 May 2006, the Company would not have been in compliance with certain of the restrictive covenants in respect of the US$ non-collateralised notes. However, under the terms of the non-collateralised notes agreement, prepayment of these notes is permitted and on 28 April 2006, the Company issued a notice to all note holders to prepay in full all outstanding notes on 8 May 2006. On that date the US$ non-collateralised notes were prepaid in full, incurring a make-whole payment of US$6.0 million.
The Company’s credit facilities currently consist of a 364-day term facilities in the amount of US$110.0 million, which mature in December 2006 and term facilities in the amount of US$245.0 million, which mature in June 2006. For both facilities, interest is calculated at the commencement of each draw-down period based on the US$ London Interbank Offered Rate (“LIBOR”) plus the margins of individual lenders, and is payable at the end of each draw-down period. During the year ended 31 March 2006, the Company paid US$0.7 million in commitment fees. At 31 March 2006, there was US$181.0 million drawn under the combined facilities and US$174.0 million was available.
The Company has requested that its lenders extend the maturity date of the 364-day term facilities from December 2006 to June 2007 and the maturity date of the other term facilities to December 2006. Upon satisfaction of the conditions precedent to the full implementation of the FFA, including lender approval, the maturity date of the other term facilities will be automatically extended until June 2010. In

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements
the fourth quarter, US$181.0 million was drawn down on the credit facilities in anticipation of the prepayment of the US$ non-collateralised notes as described above.
The company anticipates being able to meet its payment obligations from:
•	existing cash and unutilised committed facilities;

•	net operating cash flow during the current year;

•	an extension of the term of existing credit facilities; and

•	the addition of proposed new funding facilities.
However, If the conditions precedent to the full implementation of the FFA are not satisfied, the company may not be able to renew its credit facilities on substantially similar terms, or at all; may have to pay additional fees and expenses that it might not have to pay under normal circumstances; and it may have to agree to terms that could increase the cost of its debt structure. Additionally, in order to appeal the amended Australian income tax assessment referred to above, pursuant to the ATO Receivables Policy, the company is required to post a cash deposit in an amount which could be as large as the amount of the entire assessment. Even if the company is ultimately successful in its appeal and the cash deposit is refunded, this procedural requirement to post a cash deposit could materially and adversely affect the company’s financial position and liquidity. If the company is unable to extend its credit facilities, or is unable to renew its credit facilities on terms that are substantially similar to the ones it presently has, it may experience liquidity issues and will have to reduce its levels of planned capital expenditures and/or take other measures to conserve cash in order to meet its future cash flow requirements.
At 31 March 2006, management believes that the Company was in compliance with all restrictive covenants contained in the non-collateralised notes, revolving loan facility and the stand-by credit facility agreements. Under the most restrictive of these covenants, the Company is required to maintain certain ratios of debt to equity and net worth and levels of earnings before interest and taxes and has limits on how much it can spend on an annual basis in relation to asbestos payments to either Amaca Pty Ltd (formerly James Hardie & Coy Pty Ltd) (“Amaca”), Amaba Pty Ltd (formerly Jsekarb Pty Ltd) (“Amaba”) or ABN 60 Pty Ltd (“ABN 60”).
     Other liabilities
Other liabilities consist of the following components:

	31 March
(Millions of US dollars)	2006	2005
Employee entitlements	$17.0	$5.3
Product liability	0.7	4.7
Employee bonuses	27.3	51.7

Total non-current other liabilities	$45.0	$61.7

     Currency
All loans are contracted in US$.
4.9 Indemnities granted
None of the assets are pledged as security for the redemption of amounts payable to credit institutions.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements
4.10 Commitments and Contingencies
Commitment to provide funding on a long-term basis in respect of Asbestos-Related liabilities of former subsidiaries
On 1 December 2005, the Company announced that it, the NSW Government and a wholly owned Australian subsidiary of the Company (LGTDD Pty Ltd, described below as the “Performing Subsidiary”) had entered into a conditional agreement (the “Final Funding Agreement”) to provide long-term funding to a special purpose fund (“SPF”) that will provide compensation for Australian asbestos-related personal injury claims against certain former James Hardie companies (being Amaca Pty Ltd (“Amaca”), Amaba Pty Ltd (“Amaba”) and ABN 60 Pty Ltd (“ABN 60”)) (the “Former James Hardie Companies”).
Key events occurring since 2001 that led to the signing of the Final Funding Agreement (“FFA”) are summarised further below.
The FFA remains subject to a number of conditions precedent, including the receipt of an independent expert’s report confirming that the funding proposal is in the best interests of the Company and its enterprise as a whole, approval of the Company’s shareholders and lenders, and confirmation satisfactory to the Company’s Board of Directors, acting reasonably, that the contributions to be made by JHI NV and the Performing Subsidiary under the FFA will be tax deductible and the SPF will be exempt from Australian federal income tax on its income.
In summary, the FFA provides for the following key steps to occur if the conditions precedent to that agreement are satisfied or waived in writing by the parties:
•	the establishment of the SPF to provide compensation to Australian asbestos-related personal injury claimants with proven claims against the Former James Hardie Companies;

•	initial funding of approximately A$154 million provided by the Performing Subsidiary to the SPF, calculated on the basis of an actuarial report prepared by KPMG Actuaries Pty Ltd (“KPMG Actuaries”) as of 31 March 2006. That report provided an estimate of the discounted net present value of all present and future Australian asbestos-related personal injury claims against the Former James Hardie Companies of A$1.52 billion (US$1.14 billion). The undiscounted/uninflated value of the estimate of those liabilities was approximately A$1.75 billion (US$1.31 billion);

•	a two-year rolling cash buffer in the SPF and, subject to the cap described below, an annual contribution in advance to top up those funds to equal the actuarially calculated estimate of expected Australian asbestos-related personal injury claims against the Former James Hardie Companies for the following three years, to be revised annually;

•	a cap on the annual payments made by the Performing Subsidiary to the SPF, initially set at 35% of the Company’s free cash flow (defined as cash from operations in accordance with US GAAP in force at the date of the FFA) for the immediately preceding financial year, with provisions for the percentage to decline over time depending upon the Company’s financial performance (and therefore the contributions already made to the SPF) and the claims outlook;

•	an initial term of approximately 40 years, at which time the parties may either agree upon a final payment to be made by the Company in satisfaction of any further funding obligations, or have the term automatically extended for further periods of 10 years until such agreement is reached or the relevant asbestos-related liabilities cease to arise;

•	the entry by the parties and/or others into agreements to or connected with the FFAs (the “Related Agreements”);

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements
•	no cap on individual payments to asbestos claimants;

•	the Performing Subsidiary’s payment obligations are guaranteed by the James Hardie Industries N.V.;

•	the SPF’s claims to the funding payments required under the FFA will be subordinated to the claims of the Company’s lenders; and

•	the compensation arrangements will extend to members of the Baryulgil community for asbestos-related claims arising from the activities of a former subsidiary of ABN 60 (as described below).
In addition to entering into the FFA, one or more of the Company, the Performing Subsidiary, the SPF and the NSW Government have entered into a number of ancillary agreements to or connected with the FFAs (the “Related Agreements”), including a trust deed for the establishment of the SPF, a deed of guarantee under which James Hardie Industries N.V. provides the guarantee described above, intercreditor deeds to achieve the subordination arrangements described above and deeds of release in connection with the releases from civil liability described below.
The Company considers that the principal outstanding conditions to be fulfilled before the FFA becomes effective are those relating to the taxation treatment in Australia of payments made by the Performing Subsidiary to the SPF, the tax exempt status of the SPF, and approval of the FFA by the Company’s shareholders. The Company is in discussions relating to the taxation issues described above with the Australian Federal Commissioner of Taxation and is seeking confirmation in a form binding on the Commissioner that those conditions have been satisfied including in relation to the impact of legislation which took effect on 6 April 2006 and which is described further below.
In relation to the approval of the FFA by the Company’s shareholders, the Company has undertaken significant work towards preparing the necessary documentation to be sent to shareholders, but at present is unable to specify a date for holding the relevant meeting. The Company considers that it can only properly put the proposal to shareholders once the tax issues described above have been resolved, since as further described below, such issues materially affect the affordability of the proposal which shareholders will be asked to approve.
The recording of the asbestos provision is in accordance with US accounting standards because it is probable that the company will make payments to fund asbestos-related claims on a long-term basis. The amount of the asbestos provision of US$715.6 million (A$1.0 billion) at 31 March 2006 is the Company’s best estimate of the probable outcome. This estimate is based on the terms of the FFA, which includes an actuarial estimate prepared by KPMG Actuaries Pty Ltd (“KPMG Actuaries”) as of 31 March 2006 of the projected future cash outflows, undiscounted and uninflated, and the anticipated tax deduction arising from Australian legislation which came into force on 6 April 2006. The Company’s ability to obtain this tax deduction under legislation remains the subject of an ongoing application to the Australian Tax Office (“ATO”). If the conditions precedent to the FFA, such as the tax deductibility of payments, are not met, the Company may seek to enter into an alternative arrangement under which it would make payments for the benefit of asbestos claimants. Under alternative arrangements, the estimate may change.
Even if conditions to the Company’s funding obligations under the FFA, including the achievement of tax deductibility, are not fulfilled, the Company has determined that it is nevertheless likely that it will make payments in respect of certain claimants who were injured by asbestos products manufactured by certain former Australian subsidiary companies. The Board of James Hardie has made it clear that, in a manner consistent with its obligations to shareholders and other stakeholders in the company, it intends to proceed with fair and equitable actions to compensate the injured parties. Any such alternative settlement may be subject to conditions precedent and would require lender and shareholder approval. However, if James Hardie proceeds with an alternative settlement without the assurance of tax deductibility, it is likely, as a function of economic reality, that the company will have less funds to support payments in respect of asbestos claims. While the company continues to hope that the conditions precedent to the FFA will be fulfilled, it has determined that its intention to continue to proceed responsibly in either event

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements
makes it appropriate for the Company to record the asbestos provision in the amounts set forth in the financial statements.
Key events since 2001 leading to the signing of the FFA
Separation of Amaca Pty Ltd and Amaba Pty Ltd and ABN 60
In February 2001, ABN 60, formerly known as James Hardie Industries Limited (“JHIL”), established the Medical Research and Compensation Foundation (the “Foundation”) by gifting A$3.0 million (US$1.7 million) in cash and transferring ownership of Amaca and Amaba to the Foundation. The Foundation is a special purpose charitable foundation established to fund medical and scientific research into asbestos-related diseases. Amaca and Amaba were Australian companies which had manufactured and marketed asbestos-related products prior to 1987.
The Foundation is managed by independent trustees and operates entirely independently of the Company and its current subsidiaries. The Company does not control (directly or indirectly) the activities of the Foundation in any way and, effective from 16 February 2001, has not owned or controlled (directly or indirectly) the activities of Amaca or Amaba. In particular, the trustees of the Foundation are responsible for the effective management of claims against Amaca and Amaba, and for the investment of Amaca’s and Amaba’s assets. Other than the offers to provide interim funding to the Foundation and the indemnity to the directors of ABN 60 as described below, the Company has no direct legally binding commitment to or interest in the Foundation, Amaca or Amaba, and it has no right to dividends or capital distributions made by the Foundation. None of the Foundation, Amaca, Amaba or ABN 60 are parties to the FFA described above, and none of those entities has obtained any directly enforceable rights under that agreement or the related agreements contemplated under that agreement.
On 31 March 2003, the Company transferred control of ABN 60 to a newly established company named ABN 60 Foundation Pty Ltd (“ABN 60 Foundation”). ABN 60 Foundation was established to be the sole shareholder of ABN 60 and to ensure that ABN 60 met the payment obligations owed to the Foundation under the terms of a deed of covenant and indemnity described below. Following the establishment of the ABN 60 Foundation, the Company no longer owned any shares in ABN 60. ABN 60 Foundation is managed by independent directors and operates entirely independently of the Company. Since that date, the Company has not and currently does not control the activities of ABN 60 or ABN 60 Foundation in any way, it has no economic interest in ABN 60 or ABN 60 Foundation, and it has no right to dividends or capital distributions made by the ABN 60 Foundation.
Under the FFA and under legislation associated with that agreement described below, it is contemplated that following the establishment of the SPF and as part of the satisfaction of the conditions precedent to the FFA, the Company will, subject to limited exceptions, be entitled to appoint a majority of directors on the board of directors of the SPF, which will in turn be empowered under that legislation to issue certain specified directions to the boards of directors of the Former James Hardie Companies. That legislation also imposes statutory obligations upon the Former James Hardie Companies to comply with such directions, and the NSW Government may require the directors of the trustees of the Foundation and of the ABN 60 Foundation to resign pursuant to powers granted under the James Hardie Former Subsidiaries (Special Provisions) Act 2005.
Potential for claims against the Former James Hardie Companies to be made against the Company
Up to the date of the establishment of the Foundation, Amaca and Amaba incurred costs of asbestos-related litigation and settlements. From time to time, ABN 60 was joined as a party to asbestos suits which were primarily directed at Amaca and Amaba. Because Amaca, Amaba and ABN 60 were not or have not been a part of the Company since the time of establishment of the Foundation and the ABN 60 Foundation, no provision for asbestos-related claims was established in the Company’s consolidated financial statements prior to 31 March 2006.
The FFA does not confer upon the Former James Hardie Companies any directly enforceable rights against the Company in respect of the funding obligations. Similarly, the FFA does not create any directly

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements
enforceable rights in favour of any persons who may have personal injury claims against the Former James Hardie Companies and that agreement does not seek to make the Company or any current member of the James Hardie Group directly liable for damages for personal injury or death in connection with the former manufacture or sale of asbestos products by Amaca, Amaba or ABN 60. The funding obligations of the Performing Subsidiary and the Company to the SPF will be enforceable by the SPF and, in certain circumstances, directly by the NSW Government.
Apart from the funding obligations arising under the FFA, it is possible that the Company could become subject to suits for damages for personal injury or death in connection with the former manufacture or sale of asbestos products that have been or may be filed against Amaca, Amaba or ABN 60. However, as described further below, the ability of any claimants to initiate or pursue such suits is restricted by legislation enacted by the NSW Government pursuant to the FFA. Although it is difficult to predict the incidence or outcome of future litigation, and thus no assurances as to such incidence or outcome can be given, the Company believes that, in the absence of new legislation or a change in jurisprudence as adopted in prior case law before the NSW Supreme Court and Federal High Court, as more fully described below, the Company’s liability with respect to such suits if such suits could be successfully asserted directly against the Company is not probable and estimable at this time. This belief is based on the following factors: following the transfers of Amaca and Amaba to the Foundation and of ABN 60 to the ABN 60 Foundation, none of those companies has been part of the Company and while those companies are proposed to become subsidiaries of the SPF as part of the steps to implement the FFA, neither the SPF nor the Company will thereby assume the liabilities of the Former James Hardie Companies under Australian law; the separateness of corporate entities under Australian law; the limited circumstances in which “piercing the corporate veil” might occur under Australian and Dutch law; the absence of an equivalent under Australian common law of the US legal doctrine of “successor liability”; the effect of the James Hardie (Civil Liability) Act 2005 and the James Hardie (Civil Penalty Compensation Release) Act 2005 as described further below; and the belief that the principle applicable under Dutch law, to the effect that transferees of assets may be held liable for the transferor’s liabilities when they acquire assets at a price that leaves the transferor with insufficient assets to meet claims, is not triggered by the transfers of Amaca, Amaba and ABN 60, the restructure of the Company in 2001, or previous group transactions. The courts in Australia have generally refused to hold parent entities responsible for the liabilities of their subsidiaries absent any finding of fraud, agency, direct operational responsibility or the like. However, if suits are made possible and/or successfully brought, they could have a material adverse effect on the Company’s business, results of operations or financial condition.
In New Zealand, where RCI Holdings Pty Ltd owns a subsidiary that formerly manufactured asbestos-containing products, claims have been made against the statutory fund established under New Zealand’s accident compensation regime (rather than against the subsidiary). The relevant legislation at present is the Injury Prevention, Rehabilitation and Compensation Act 2001 (NZ). Where there is cover under this legislation, claims for compensatory damages are barred. Although claims not barred by the legislation could still be brought in some circumstances, any such claims are not currently estimable.
During the period ended 31 March 2006, the Company has not been a party to any material asbestos litigation and has not made any settlement payments in relation to any such litigation.
Under US laws, the doctrine of “successor liability” provides that an acquirer of the assets of a business can, in certain jurisdictions and under certain circumstances, be held responsible for liabilities arising from the conduct of that business prior to the acquisition, notwithstanding the absence of a contractual arrangement between the acquirer and the seller pursuant to which the acquirer agreed to assume such liabilities.
The general principle under Australian law is that, in the absence of a contractual agreement to transfer specified liabilities of a business, and where there is no fraudulent conduct, the liabilities remain with the corporation that previously carried on the business and are not passed on to the acquirer of assets. Prior to March 2004, the Company leased manufacturing sites from Amaca, a former subsidiary that is now owned and controlled by the Foundation. In addition, the Company purchased certain plant and

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements
equipment and inventory from Amaca at fair value in connection with the first phase of the Company’s restructuring. Each of these transactions involved only Australian companies and, accordingly, the Company believes the transactions are governed by Australian laws and not the laws of any other jurisdiction. The Company does not believe these transactions should give rise to the assumption by the Company of any asbestos-related liabilities (tortious or otherwise) under Australian law that may have been incurred during the period prior to the transfer of the assets.
Under Dutch law, a Dutch transferee of assets may be held responsible for the liabilities of the transferor following a transfer of assets if the transfer results in the transferor having insufficient assets to meet the claims of its creditors or if the transfer otherwise jeopardizes the position of the creditors of the transferor. The Company believes the transfer by ABN 60 of all of the shares of James Hardie N.V. (“JH NV”) to JHI NV in the 2001 Restructuring will not result in the Company being held responsible as transferee under this rule because, upon the transfer and the implementation of the other aspects of the 2001 Restructuring, ABN 60 had the same financial resources to meet the claims of its creditors as it had prior to the transfer.
Special Commission of Inquiry
On 29 October 2003, the Foundation issued a press release stating that its “most recent actuarial analysis estimates that the compensation bill for the organisation could reach one billion Australian dollars in addition to those funds already paid out to claimants since the Foundation was formed and that existing funding could be exhausted within five years.” In February 2004, the NSW Government established a Special Commission of Inquiry (“SCI”) to investigate, among other matters described below, the circumstances in which the Foundation was established. The SCI was instructed to determine the current financial position of the Foundation and whether it would be likely to meet its future asbestos-related claims in the medium to long-term. It was also instructed to report on the circumstances in which the Foundation was separated from ABN 60 and whether this may have resulted in or contributed to a possible insufficiency of assets to meet future asbestos-related liabilities, and the circumstances in which any corporate restructure or asset transfers occurred within or in relation to the James Hardie Group prior to the funding of the Foundation to the extent that this may have affected the Foundation’s ability to meet its current and future liabilities. The SCI was also instructed to report on the adequacy of current arrangements available to the Foundation under the Corporations Act of Australia to assist the Foundation in managing its liabilities and whether reform was desirable in order to assist the Foundation in managing its obligations to current and future claimants.
On 14 July 2004, following the receipt of a new actuarial estimate of asbestos liabilities of the Foundation by KPMG Actuaries, the Company lodged a submission with the SCI stating that the Company would recommend to its shareholders that they approve the provision of an unspecified amount of additional funding to enable an effective statute-based scheme to compensate all future claimants for asbestos-related injuries for which Amaca and Amaba may become liable. The Company proposed that the statutory scheme include the following elements:
•	speedy, fair and equitable compensation for all existing and future claimants, including objective criteria to reduce superimposed inflation. Superimposed inflation is inflation in claim awards above the underlying rate of inflation and is sometimes called judicial inflation;

•	contributions to be made in a manner which provide certainty to claimants as to their entitlement, the scheme administrator as to the amount available for distribution, and the proposed contributors (including the Company) as to the ultimate amount of their contributions;

•	significant reductions in legal costs through reduced and more abbreviated litigation; and

•	limitation of legal avenues outside of the scheme.
The submission stated that the proposal was made without any admission of liability or prejudice to the Company’s rights or defences.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements
The SCI issued its report on 21 September 2004. The following is a summary of the principal findings of the SCI relating to the Company based on the SCI’s report and other information available to the Company. This summary does not contain all of the findings contained or observations made in the SCI report. It should be noted that the SCI is not a court and, therefore, its findings have no legal force.
Principal findings in favour of the Company
The principal findings in favour of the Company were that:
•	the establishment of the Foundation was legally effective and causes of action which the Foundation, Amaba or Amaca might have against the James Hardie Group, its officers and advisers would be unlikely to result in any significant increase in the funds of Amaba, Amaca or the Foundation (putting this finding conversely, the Company is unlikely to face any significant liability to the Foundation, Amaba or Amaba as a result of the then current causes of action of such entities against the current members of the James Hardie Group);

•	there was no finding that JHI NV had committed any material breach of any law as a result of the separation and reorganisation transactions which took place in 2001;

•	many of the allegations and causes of action put forward by lawyers for the Foundation, Amaba and Amaca were “speculative”; and

•	the SCI rejected the suggestion that JHI NV had breached any law or was part of a conspiracy in relation to the fact that the reorganisation scheme documents prepared in 2001 did not refer to the possibility of the partly-paid shares being cancelled (the shares were cancelled in 2003).
Other principal findings relevant to the Company
The other principal findings relevant to the Company were that:
•	as a practical (but not legal) matter, if the “right” amount (and not merely the minimum amount) of funding was not provided to the Foundation, the Company would face potential legislative, customer, union and public action to apply legislative and boycott measures and public pressure to ensure that the Company met any significant funding shortfall; and

•	the directors of ABN 60 at the time of the cancellation of the partly-paid shares (Messrs Morley and Salter) effectively followed the instructions of JHI NV in relation to the cancellation. As a result, it might be concluded that JHI NV was a shadow director of ABN 60 at that time. However, while expressing some reservations about what occurred, the SCI did not find that the ABN 60 directors (including JHI NV as a shadow director) breached their duties in undertaking the cancellation.
Principal findings against ABN 60 (formerly called JHIL)
A number of further findings (positive and adverse) were also made in relation to ABN 60, which is not a current member of the James Hardie Group. Such findings were not directed against the Company. For the reasons provided above, the Company does not believe that it will have any liability under current Australian law if future liabilities of ABN 60 or ABN 60 Foundation exceed the funds available to those entities. This includes liabilities that may attach to ABN 60 or ABN 60 Foundation as a result of claims made, if successful, in connection with the transactions involved in the establishment of the ABN 60 Foundation and the separation of ABN 60 from the Company.
The SCI found that, given ABN 60’s limited financial resources, ABN 60 would need to be able to succeed in making a claim against JHI NV in respect of the cancellation of the partly-paid shares before claims by Amaba or Amaca against ABN 60 had any practical value. Although expressing reservations about what occurred, the SCI did not find that the directors of ABN 60 had breached their duty in cancelling the partly-paid shares.
The SCI did not make any finding that any cause of action by ABN 60 with respect to the partly-paid shares was likely to succeed.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements
Principal findings against Mr Macdonald and Mr Shafron
The principal (but non-determinative) findings against Messrs Macdonald and Shafron pertained to their conduct while officers of ABN 60 in relation to:
•	alleged false and misleading conduct associated with a 16 February 2001 press release, particularly regarding a statement that the Foundation was “fully funded” in contravention of New South Wales and Commonwealth legislation prohibiting false or misleading conduct;

•	allegedly breaching their duties as officers of ABN 60 by encouraging the board of directors of ABN 60 to act on the Trowbridge report, dated 13 February 2001 (the “Trowbridge Report”), in forming a view that the Foundation would be “fully funded”; and

•	criticisms, falling short of findings of contraventions of law, based on their respective roles in the separation and reorganization transactions. These included criticisms relating to their development, control over, reliance on and use of the Trowbridge Report, despite (in the SCI’s view) their knowledge of its limitations.
The Commissioner noted that he had not carried out an exhaustive investigation and concluded that it was a matter for Commonwealth authorities (notably the Australian Securities and Investments Commission “ASIC”) to determine whether any further action should be taken in relation to matters which the Commissioner considered comprised, or might be likely to have comprised, contraventions of Australian corporations law. The Commissioner acknowledged that in relation to various of his findings, there was an issue as to whether Amaba or Amaca suffered any loss or damage from the actions reviewed by him but in this regard he did not find it necessary to reach any definitive conclusion.
In relation to the question of the funding of the Foundation, the SCI found that there was a significant shortfall in funds available to satisfy potential asbestos-related liabilities of Amaca, Amaba and ABN 60. In part, this was based on actuarial work commissioned by the Company indicating that the discounted value of the central estimate of the asbestos liabilities of Amaca and Amaba was approximately A$1.573 billion as of 30 June 2003. The central estimate was calculated in accordance with Australian Actuarial Standards, which differ from generally accepted accounting principles in the United States. As of 30 June 2003, the undiscounted value of the central estimate of the asbestos liabilities of Amaca and Amaba, as determined by KPMG Actuaries, was approximately A$3.403 billion (US$2.272 billion). The SCI found that the net assets of the Foundation and the ABN 60 Foundation were not sufficient to meet these prospective liabilities and were likely to be exhausted in the first half of 2007.
In relation to the Company’s statutory scheme proposal, the SCI reported that there were several issues that needed to be refined quite significantly but that it would be an appropriate starting point for devising a compensation scheme.
The SCI’s findings are not binding and if the same issues were presented to a court, the court might come to different conclusions on one or more of the issues.
Events Following the SCI Findings
The NSW Government stated that it would not consider assisting the implementation of any proposal advanced by the Company unless it was the result of an agreement reached with the unions acting through the Australian Council of Trade Unions (“ACTU”), UnionsNSW (formerly known as the Labour Council of New South Wales), and a representative of the asbestos claimants (together, the “Representatives”). The statutory scheme that the Company proposed on 14 July 2004 was not accepted by the Representatives.
The Company continues to believe that, apart from the obligations it voluntarily assumed under the FFA described herein and as discussed below under the subheading “Interim Funding and ABN 60 Indemnity,” under current Australian law, it is not legally liable for any shortfall in the assets of Amaca, Amaba, the Foundation, the ABN 60 Foundation or ABN 60.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements
Following the release of the SCI report, the Representatives and others indicated that they would encourage or continue to encourage consumers and union members in Australia and elsewhere to ban or boycott the Company’s products, to demonstrate or otherwise create negative publicity toward the Company in order to influence the Company’s approach to the discussions with the NSW Government or to encourage governmental action if the discussions were unsuccessful. The Company’s financial position, results of operations and cash flows were affected by such bans and boycotts, although the impact was not material. The Representatives and others also indicated that they might take actions in an effort to influence the Company’s shareholders, a significant number of which are located in Australia, to approve any proposed arrangement. Pursuant to the FFA, the Representatives agreed to use their best endeavours to achieve forthwith the lifting of all bans or boycotts on any products manufactured, produced or sold by the Company, and the Company and the Representatives signed a deed of release in December 2005 under which the Company agreed to release the Representatives and the members of the ACTU and UnionsNSW from civil liability arising in relation to bans or boycotts instituted as a result of the events described above. Such releases did not extend to any new bans or boycotts, if applicable, implemented after the date of signing of the FFA, or to any bans or boycotts which persisted beyond 1 January 2006. The Company is aware of a number of bans or boycotts having been lifted, and is monitoring the progress towards the lifting of a number of remaining bans or boycotts. However, if the conditions precedent to the FFA are not satisfied or if for any other reason that agreement is not implemented, it remains the case that fresh bans or boycotts could be implemented against the Company’s products. Any such measures, and the influences resulting from them, could have a material adverse impact on the Company’s financial position, results of operations and cash flows.
On 28 October 2004, the NSW Premier announced that the NSW Government would seek the agreement of the Ministerial Council, comprising Ministers of the Commonwealth and the Australian States and Territories, to allow the NSW Government to pass legislation which he announced would “wind back James Hardie’s corporate restructure and rescind the cancellation of A$1.9 billion in partly-paid shares.” The announcement said that “the laws will effectively enforce the liability (for asbestos-related claims) against the Dutch parent company.”
On 5 November 2004, the Australian Attorney-General and the Parliamentary Secretary to the Treasurer (the two relevant ministers of the Australian Federal Government) issued a news release stating that the Ministerial Council for Corporations (the relevant body of Federal, State and Territory Ministers) (“MINCO”) had unanimously agreed “to support a negotiated settlement that will ensure that victims of asbestos-related diseases receive full and timely compensation from James Hardie” and if “the current negotiations between James Hardie, the ACTU and asbestos victims do not reach an acceptable conclusion, MINCO also agreed in principle to consider options for legislative reform.” The news release of 5 November 2004 indicated that treaties to enforce Australian judgments in Dutch and US courts are not required, but that the Australian Government had been involved in communications with Dutch and US authorities regarding arrangements to ensure that Australian judgments are able to be enforced where necessary. If the conditions precedent to the full implementation of the FFA are not satisfied or if otherwise the FFA is terminated by James Hardie, the Company is aware that legislative intervention may ensue but has no detailed information as to the content of any such legislation.
Heads of Agreement
On 21 December 2004, the Company announced that it had entered into a non-binding Heads of Agreement with the NSW Government and the Representatives which was expected to form the basis of a proposed binding agreement under which a subsidiary of the Company would agree to provide, and the Company would guarantee, funding payments to a special purpose fund established to provide funding on a long-term basis to be applied towards meeting proven asbestos-related personal injury and death claims (“Claims”) against the Former James Hardie Companies. The Heads of Agreement set out the key principles in a more detailed legally binding agreement.
Negotiations between the NSW Government and the Company as to the terms of such legally binding agreement continued throughout 2005 and resulted in the execution of the FFA as described herein.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements
Extension of Heads of Agreement to cover Baryulgil claims
On 15 April 2005, the Company announced that it had extended the coverage of the funding arrangements agreed under the Heads of Agreement to enable the SPF to settle or meet proven Claims by members of the Baryulgil community in Australia against Asbestos Mines Pty Ltd (“Asbestos Mines”), which conducted asbestos-related mining activities in Baryugil, NSW. Asbestos Mines began mining at Baryulgil in 1944 as a joint venture between Wunderlich Ltd (now Seltsam Ltd, an entity of CSR Ltd) and a former James Hardie subsidiary (now Amaca Pty Ltd.) From 1954 until 1976, Asbestos Mines was a wholly owned subsidiary of James Hardie Industries Limited (now ABN 60). Asbestos Mines, which has subsequently been renamed Marlew Mining Pty Ltd, has not been part of the James Hardie Group since 1976, when it was sold to Woodsreef Mines Ltd (subsequently renamed Mineral Commodities Ltd). The Company has no current right to access any Claims information in relation to Claims against Asbestos Mines, and has no current involvement in the management or settlement of such Claims.
Interim Funding and ABN 60 Indemnity
The Company has previously announced a number of measures in relation to the funding position of the Foundation prior to the Company’s entry into the FFA. On 3 December 2004, and in part as a result of initiatives undertaken by the Company, the Foundation received a payment of A$88.5 million from ABN 60 for use in processing and meeting asbestos-related claims pursuant to the terms of a deed of covenant and indemnity which ABN 60, Amaca and Amaba had entered into in February 2001.
The Company facilitated the payment of such funds by granting an indemnity (under a separate deed of indemnity) to the directors of ABN 60, which it announced on 16 November 2004. Under the terms of that indemnity, the Company agreed to meet any liability incurred by the ABN 60 directors resulting from the release of the A$88.5 million by ABN 60 to the Foundation. The Company believes that the release of funding by ABN 60 is in accordance with law and effective contracts and therefore the Company should not incur liability under this indemnity. The Company has not received any claim nor made any payments in relation to this indemnity.
Additionally, on 16 November 2004, the Company offered to provide funding to the Foundation on an interim basis for a period of up to six months from that date. Such funding would only be provided once existing Foundation funds (in particular, funding available to Amaca and Amaba) had been exhausted. On the basis of updated information provided to KPMG Actuaries by representatives of the Foundation as to the incidence of claims and the current net assets of the Amaca and Amaba, and assuming such incidence of claims continues, the Company considers that it is unlikely that the Foundation funds will be exhausted before late calendar year 2006.
On 31 March 2005, the Company announced that it would extend the timing of its commitment to assist the Foundation to obtain interim funding, if necessary, prior to the FFA being finalised in accordance with the updated timetable announced on that date.
The Company has not recorded a provision for either the proposed indemnity or the potential payments under the interim funding proposal. The Company has not been required to make any payments pursuant to this commitment.
With regard to the ABN 60 indemnity, there is no maximum value or limit on the amount of payments that may be required. As such, the Company is unable to disclose a maximum amount that could be required to be paid. The Company believes, however, that the expected value of any potential future payments resulting from the ABN 60 indemnity is zero and that the likelihood of any payment being required under this indemnity is remote.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements
Releases From Civil Liability;
The FFA was supplemented by legislation passed by the NSW Government to provide releases to the James Hardie Group and to current and former directors, officers, employees, agents and advisers of James Hardie Group members from all civil liabilities in connection with, among other matters, the establishment and funding (or underfunding) of the Foundation as described above, the corporate reorganisations of the James Hardie Group in 2001 and other matters examined by the SCI.
The full form of the statutory releases is set out in legislation passed by the NSW Parliament and contained in the James Hardie (Civil Liability) Act 2005 and the James Hardie (Civil Penalty Compensation Release) Act 2005. The term “civil liabilities” is not defined in that legislation and therefore bears its ordinary meaning under Australian law. When introducing that legislation into the NSW Parliament, the Attorney General of New South Wales stated that the legislation was intended to extinguish liabilities for civil penalties for which a compensation order may be imposed under the Corporations Act 2001 (Cth), but it was not intended to release the released persons from any other kind of civil penalty orders that may be imposed (including any liabilities for fines, orders banning individuals from being directors, or court declaration that a contravention of a civil penalty provision has occurred). Australian courts may have regard to those statements in determining the scope of civil liabilities released under this legislation, where they consider that the natural and ordinary meaning of “civil liabilities” is ambiguous or obscure.
That legislation also released certain persons in relation to the entry by JHI NV and the Performing Subsidiary into the Heads of Agreement, the FFA and the Related Agreements and their implementation by the James Hardie Group, and the circumstances giving rise to the same. However, such releases did not affect the obligations of JHI NV and the Performing Subsidiary of their obligation set out in the FFA or Related Agreements.
The NSW Government has also undertaken to refrain from taking any action inconsistent with such releases and extinguishments. The releases and extinguishments contained in the legislation described above are permanent in relation to all released persons who are natural persons. In relation to companies and other non-natural persons who were released under that legislation, the releases and extinguishments may be suspended by the NSW Government if the Performing Subsidiary is and remains in breach of any obligation to make a funding payment under the FFA or of its obligations not to undertake certain prejudicial specified dealings, and the Performing Subsidiary or the Company has not remedied the breach within three months of the Company having received a notice under the FFA.
Actuarial Study; Claims Estimate
The Company commissioned an updated actuarial study of potential asbestos-related liabilities as of 31 March 2006. Based on the results of these studies, it is estimated that the discounted value of the central estimate for claims against the Former James Hardie companies was approximately A$1.52 billion (US$1.14 billion). The undiscounted value of the central estimate of the asbestos-related liabilities of Amaca and Amaba as determined by KPMG Actuaries was approximately A$3.08 billion (US$2.3 billion). Actual liabilities of those companies for such claims could vary, perhaps materially, from the central estimate described above. This central estimate is calculated in accordance with Australian Actuarial Standards, which differ from accounting principles generally accepted in the United States.
In estimating the potential financial exposure, the actuaries made assumptions related to the total number of claims which were reasonably estimated to be asserted through 2071, the typical cost of settlement (which is sensitive to, among other factors, the industry in which the plaintiff claims exposure, the alleged disease type and the jurisdiction in which the action is being brought), the legal costs incurred in the litigation of such claims, the rate of receipt of claims, the settlement strategy in dealing with outstanding claims and the timing of settlements.
Further, the actuaries have relied on the data and information provided by the Foundation and Amaca Claim Services, Amaca Pty Ltd (Under NSW External Administration) (“ACS”) and assumed that it is

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements
accurate and complete in all material respects. The actuaries have not verified the information independently nor established the accuracy or completeness of the data and information provided or used for the preparation of the report.
Due to inherent uncertainties in the legal and medical environment, the number and timing of future claim notifications and settlements, the recoverability of claims against insurance contracts, and estimates of future trends in average claim awards, as well as the extent to which the above-named entities will contribute to the overall settlements, the actual amount of liability could differ materially from that which is currently projected.
A sensitivity analysis has been performed to determine how the actuarial estimates would change if certain assumptions (i.e., the rate of inflation and superimposed inflation, the average costs of claims and legal fees, and the projected numbers of claims) were different from the assumptions used to determine the central estimates. This analysis shows that the discounted central estimates could be in a range of A$1.0 billion (US$0.7 billion) to A$2.5 billion (US$1.8 billion) (undiscounted estimates of A$1.8 billion (US$1.4 billion) to A$5.3 billion (US$3.9 billion) as of 31 March 2006. It should be noted that the actual cost of the liabilities could be outside of that range depending on the results of actual experience relative to the assumptions made.
The potential range of costs as estimated by KPMG Actuaries is affected by a number of variables such as nil settlement rates (where no settlement is payable by the Former James Hardie Companies because the claim settlement is borne by other asbestos defendants (other than the Former James Hardie subsidiaries) which are held liable), peak year of claims, past history of claims numbers, average settlement rates, past history of Australian asbestos-related medical injuries, current number of claims, average defence and plaintiff legal costs, base wage inflation and superimposed inflation. The potential range of losses disclosed includes both asserted and unasserted claims. While no assurances can be provided, if the FFA is approved by all of the necessary parties, including the Company’s Board of Directors, shareholders and lenders, the Company expects to be able to partially recover losses from various insurance carriers. As of 31 March 2006, KPMG Actuaries’ undiscounted central estimate of asbestos-related liabilities was A$3.1 billion (US$2.2 billion). This undiscounted central estimate is net of expected insurance recoveries of A$504.8 million (US$379.9 million) after making a general credit risk allowance for bad debt insurance carriers and an allowance for A$65.5 million (US$49.3 million) of “by claim” or subrogation recoveries from other third parties.
Currently, the timing of any potential payments is uncertain because the conditions precedent to the FFA have not been satisfied. In addition, the Company has not yet incurred any settlement costs pursuant to its offer to provide the Foundation with interim funding, which is described above under the heading “Interim Funding and ABN 60 Indemnity” because the Foundation continues to meet all claims of Amaca and Amaba.
Claims Data
The following table, provided by KPMG Actuaries, shows the number of claims pending as of 31 March 2006 and 2005:

	Years Ended
	31 March
	2006	2005

Australia	556	712
New Zealand	—	—
Unknown — Court Not Identified (1)	20	36
USA	1	1

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements

(1)The “Unknown — Court Not Identified” designation reflects that the information for such claims had not been, as of the date of publication, entered into the database which the Foundation maintains. Over time, as the details of “unknown” claims are provided to the Foundation, the Company believes the database is updated to reflect where such claims originate. Accordingly, the Company understands the number of unknown claims pending fluctuates due to the resolution of claims as well as the reclassification of such claims.
For the year ended 31 March 2006, 2005 and 2004 the following tables, provided by KPMG Actuaries, show the claims filed, the number of claims dismissed, settled or otherwise resolved for each period, and the average settlement amount per claim.

	Australia
	Years Ended 31 March
	2006		2005		2004

Number of claims filed		346		489		379
Number of claims dismissed		97		62		119
Number of claims settled or otherwise resolved		405		402		316
Average settlement amount per claim	A$	151,883	A$	157,594	A$	167,450
Average settlement amount per claim	US$	114,322	US$	116,572	US$	116,127

	Unknown - Court Not Identified
	Years Ended 31 March
	2006		2005		2004

Number of claims filed		6		7		1
Number of claims dismissed		10		20		15
Number of claims settled or otherwise resolved		12		2		—
Average settlement amount per claim	A$	198,892	A$	47,000	A$	—
Average settlement amount per claim	US$	149,706	US$	34,766	US$	—

	USA
	Years Ended 31 March
	2006		2005		2004

Number of claims filed		—		—		—
Number of claims dismissed		—		3		1
Number of claims settled or otherwise resolved		—		1		—
Average settlement amount per claim	A$	—	A$	228,293	A$	—
Average settlement amount per claim	US$	—	US$	168,868	US$	—

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements
The following table, provided by KPMG Actuaries, shows the activity related to the numbers of open claims, new claims, and closed claims during each of the past five years and the average settlement per settled claim and case closed.

	As of 31 March
	2006		2005		2004		2003		2002

Number of open claims at beginning of year		749		743		814		671		569
Number of new claims		352		496		380		409		375
Number of closed claims		524		490		451		266		273
Number of open claims at year-end		577		749		743		814		671
Average settlement amount per settled claim	A$	153,236	A$	157,223	A$	167,450	A$	201,200	A$	197,941
Average settlement amount per case closed	A$	121,945	A$	129,949	A$	117,327	A$	177,752	A$	125,435

Average settlement amount per settled claim	US$	115,341	US$	116,298	US$	116,127	US$	112,974	US$	101,603
Average settlement amount per case closed	US$	91,788	US$	96,123	US$	81,366	US$	99,808	US$	64,386
The Company has not had any responsibility or involvement in the management of claims against ABN 60 since the time ABN 60 left the James Hardie Group in 2003. Since February 2001, when Amaca and Amaba were separated from the James Hardie Group, neither the Company nor any current subsidiary of the Company has had any responsibility or involvement in the management of claims against those entities. Prior to that date, the principal entity potentially involved in relation to such claims was ABN 60, which has not been a member of the James Hardie Group since March 2003. However, the FFA and associated New South Wales legislation contemplates that the SPF will have both the responsibility for and arrangement of claims against the Former James Hardie Companies, and that the Company will have the right to appoint a majority of the directors of the SPF unless a special default or insolvency event arises, as explained further above.
On 26 October 2004, the Company, the Foundation and KPMG Actuaries entered into an agreement under which the Company would be entitled to obtain a copy of the actuarial report prepared by KPMG Actuaries in relation to the claims liabilities of the Foundation and Amaba and Amaca, and would be entitled to publicly release the final version of such reports. Under the terms of the FFA, but subject to it being implemented, the Company has obtained similar rights of access to actuarial information produced for the SPF by the actuary to be appointed by the SPF (the “Approved Actuary”). The Company’s future disclosures with respect to claims statistics is subject to it obtaining such information from the Approved Actuary. The Company has had no general right (and has not obtained any right under the FFA) to audit or otherwise require independent verification of such information or the methodologies to be adopted by the Approved Actuary. As a result, the Company cannot make any representations or warranties as to the accuracy or completeness of the actuarial information disclosed herein or that may be disclosed in the future.
SCI and Other Related Expenses
The Company has incurred substantial costs associated with the SCI and may incur material costs in the future related to the SCI or subsequent legal proceedings. The following are the components of SCI and other related expenses:

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements

	Years Ended 31 March
(Millions of US dollars)	2006	2005

SCI	$—	$6.8
Internal investigation	—	4.9
ASIC investigation	0.8	1.2
Severance and consulting	0.1	6.0
Resolution advisory fees	9.8	6.4
Funding advice	2.9	0.6
Other	3.8	2.2

Total SCI and other related expenses	$17.4	$28.1

Internal investigation costs reflect costs incurred by the Company in connection with an internal investigation conducted by independent legal advisors to investigate allegations raised during the SCI and the preparation and filing of the Company’s annual financial statements in the United States.
ASIC
ASIC has announced that it is conducting an investigation into the events examined by the SCI, without limiting itself to the evidence compiled by the SCI. ASIC has served notices to produce relevant documents upon the Company and various directors and officers of the Company and upon certain of the Company’s advisers and auditors at the time of the separation and restructure transactions described above. ASIC has also served notices requiring the Company and ABN 60 to produce certain computerised information and requiring certain current and former directors and officers of ABN 60 or the Company to present themselves for examination by ASIC delegates. So far, as the Company is aware, the individuals who have been required to attend such examinations have done so. To date, ASIC has announced that it is investigating various matters, but it has not specified the particulars of alleged contraventions under investigation, nor has it announced that it has reached any conclusion that any person or entity has contravened any relevant law.
To assist ASIC’s investigation, the Australian Federal Government enacted legislation to abrogate the legal professional privilege which would otherwise have attached to certain documents relevant to matters under investigation or to any future civil proceedings to be taken. The legislation is set out in the James Hardie (Investigations and Proceedings) Act 2004.
The Company may incur liability to meet the costs of current or former directors, officers or employees of the James Hardie Group to the extent that those costs are covered by indemnity arrangements granted by the Company to those persons. To date, no claims have been received from any current or former officers in relation to the ASIC investigation, except in relation to the examination by a former director of ABN 60 by ASIC delegates, the amount of which cannot be assessed at present. In relation to this claim and any others that may arise, the Company may be reimbursed in whole or in part under directors’ and officers’ insurance policies maintained by the Company.
Financial Position of the Foundation
On the basis of the current cash and financial position of the Foundation’s subsidiaries (Amaca and Amaba) and following the Company’s entry into the Heads of Agreement, the applications previously made to the Supreme Court of NSW by the Foundation for the appointment of a provisional liquidator to the Foundation’s subsidiaries were dismissed with the Foundations consent. Such applications have now been rendered unnecessary by the passage of the civil liability release legislation described above.
The potential for Amaba, Amaca or ABN 60 to be placed into insolvency has been further reduced by legislation passed in NSW (the James Hardie Former Subsidiaries (Winding Up and Administration) Act 2005), parts of which came into force on 2 December 2005 and which will, when fully effective, replace the James Hardie Former Subsidiaries (Special Provisions) Act 2005. That legislation maintains the

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements
status quo of Amaca, Amaba and ABN 60, including by providing for a statutory form of administration for those entities so as to prevent them being placed into administration or liquidation under the provisions of the Australian Corporations Act which would usually apply to an insolvent Australian company. The legislation also sought to ensure that the directors of those entities would not seek to remove the assets or the register of shares in those entities outside New South Wales.
The Company believes it is possible that future costs related to the Company’s implementation of the FFA may be material. The Company does not expect any material additional costs to be incurred in connection with the SCI.
Environmental and Legal
The operations of the Company, like those of other companies engaged in similar businesses, are subject to a number of federal, state and local laws and regulations on air and water quality, waste handling and disposal. The Company’s policy is to accrue for environmental costs when it is determined that it is probable that an obligation exists and the amount can be reasonably estimated. In the opinion of management, based on information presently known except as set forth above, the ultimate liability for such matters should not have a material adverse effect on either the Company’s consolidated financial position, results of operations or cash flows.
The Company is involved from time to time in various legal proceedings and administrative actions incidental or related to the normal conduct of its business. Although it is impossible to predict the outcome of any pending legal proceeding, management believes that such proceedings and actions should not, except as it relates to asbestos as described above, individually or in the aggregate, have a material adverse effect on either its consolidated financial position, results of operations or cash flows.
Operating leases
As the lessee, the Company principally enters into property, building and equipment leases. The following are future minimum lease payments for non-cancellable operating leases having a remaining term in excess of one year at 31 March 2006:

Years ending 31 March (Millions of US dollars):
2007	$15.8
2008	14.0
2009	12.3
2010	11.1
2011	10.9
Thereafter	78.7

Total	$142.8

Rental expense amounted to US$12.5 million and US$9.1 million for the years ended 31 March 2006 and 2005 respectively.
Capital commitments
Commitments for the acquisition of plant and equipment and other purchase obligations, primarily in the United States, contracted for but not recognised as liabilities and generally payable within one year, were US$22.2 million at 31 March 2006.
4.10 Contingent liabilities
The operations of the Company, like those of other companies engaged in similar businesses, are subject to various federal, state and local laws and regulations on air and water quality, waste handling and disposal. The Company’s policy is to accrue for environmental costs when it is determined that it is probable that an obligation exists and the amount can be reasonably estimated. In the opinion of management, based on information presently known, the ultimate liability for such matters should not

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements
have a material adverse effect on either the Company’s consolidated financial position, results of operations or cashflows.
4.12 Group equity

			Retained		Accumulated
		Additional	Earnings		Other
	Common	Paid-in	(Accumulated	Employee	Comprehensive
(Millions of US dollars)	Stock	Capital	Deficit)	Loans	Income (Loss)	Total

Balances as of 31 March 2005	$245.8	$139.4	$264.3	$(0.7)	$(24.1)	$624.7
Comprehensive loss:
Net loss	—	—	(506.7)	—	—	(506.7)
Other comprehensive income (loss):
Amortisation of unrealised transition loss on derivative instruments	—	—	—	—	0.5	0.5
Foreign currency translation loss	—	—	—	—	(4.8)	(4.8)

Other comprehensive loss	—	—	—	—	(4.3)	(4.3)

Total comprehensive loss						(511.0)
Dividends paid	—	—	(45.9)	—	—	(45.9)
Stock compensation	—	5.9	—	—	—	5.9
Tax benefit from stock options exercised	—	2.2	—	—	—	2.2
Employee loans repaid	—	—	—	0.3	—	0.3
Stock options exercised	7.4	11.3	—	—	—	18.7

Balances as of 31 March 2006	$253.2	$158.8	$(288.3)	(0.4)	$(28.4)	$94.9

5. Notes to the consolidated profit and loss account
5.1 Segment reporting

	Net Turnover [1]
	Years Ended 31 March
(Millions of US dollars)	2006	2005

USA Fibre Cement	$1,218.4	$939.2
Asia Pacific Fibre Cement	241.8	236.1
Other Fibre Cement	28.3	35.1

Net Turnover	$1,488.5	$1,210.4

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements

	Results on Ordinary Activities
	Before Tax
	Years Ended 31 March
(Millions of US dollars)	2006	2005

USA Fibre Cement [2]	$342.6	$241.5
Asia Pacific Fibre Cement [2]	41.7	46.8
Research and Development [2]	(15.7)	(17.5)
Other Fibre Cement	(26.5)	(11.8)

Segments total	342.1	259.0
General Corporate [3,4]	(61.4)	(62.8)
Asbestos expense	(715.6)	—

Total operating income	(434.9)	196.2
Net interest expense [5]	(0.2)	(5.1)
Other non operating expense, net	—	(1.3)

Results on ordinary activities before tax	$(435.1)	$189.8

	Total Identifiable Assets
	31 March
(Millions of US dollars)	2006	2005

USA Fibre Cement	$826.0	$670.1
Asia Pacific Fibre Cement	170.4	181.4
Other Fibre Cement	54.8	81.6

Segments total	1,051.2	933.1
General Corporate [6]	394.6	156.2

Worldwide total	$1,445.8	$1,089.3

	Additions to Property,
	Plant and Equipment [7]
	Years Ended 31 March
(Millions of US dollars)	2006	2005

USA Fibre Cement	$154.5	$144.8
Asia Pacific Fibre Cement	6.6	4.1
Other Fibre Cement	1.7	4.1

Worldwide total	$162.8	$153.0

	Depreciation and Amortisation
	Years Ended 31 March
(Millions of US dollars)	2006	2005

USA Fibre Cement	$32.4	$23.1
Asia Pacific Fibre Cement	10.0	10.1
Other Fibre Cement	2.9	3.2

Worldwide total	$45.3	$36.4

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements
Geographic Areas

	Net Turnover [1]
	Years Ended 31 March
(Millions of US dollars)	2006	2005

USA	$1,233.7	$955.7
Australia	164.5	160.5
New Zealand	53.6	49.6
Other Countries	36.7	44.6

Worldwide total from continuing operations	$1,488.5	$1,210.4

	Total Identifiable Assets
	31 March
(Millions of US dollars)	2006	2005

USA	$870.3	$729.2
Australia	108.5	118.8
New Zealand	18.7	21.4
Other Countries	53.7	63.7

Segments total	1,051.2	933.1
General Corporate [6]	394.6	156.2

Worldwide total	$1,445.8	$1,089.3

[1]	Export sales and inter-segmental sales are not significant.

[2]	Research and development costs of US$13.2 million, US$7.6 million and US$6.3 million in fiscal years 2006, 2005 and 2004, respectively, were expensed in the USA Fibre Cement operating segment. Research and development costs of US$2.3 million, US$1.9 million and US$2.2 million in fiscal years 2006, 2005 and 2004, respectively, were expensed in the Asia Pacific Fibre Cement segment. Research and development costs of US$12.3 million, US$12.0 million and US$14.1 million in fiscal years 2006, 2005 and 2004, respectively, were expensed in the Research and Development segment. Research and Development costs of US$0.9 million, US$0.1 million and nil in fiscal years 2006, 2005 and 2004, respectively were expensed in other segment. Research and Development costs also include selling, general and administrative expenses of US$3.4 million, US$5.5 million and US$3.5 million in fiscal years 2006, 2005 and 2004, respectively.

Research and development expenditures are expensed as incurred and in total amounted to US$28.7 million, US$21.6 million and US$22.6 million for the years ended 31 March 2006, 2005 and 2004, respectively.

[3]	The principal components of General Corporate are officer and employee compensation and related benefits, professional and legal fees, administrative costs and rental expense, net of rental income, on the Company’s corporate offices.

Net periodic pension cost related to the Australian Defined Benefit Plan for the Asia Pacific Fibre Cement segment totaling US$2.0 million, US$2.3 million and US$1.8 million in fiscal years 2006, 2005 and 2004, respectively, has been included in the General Corporate segment. Also, a settlement loss of US$0.9 and US$5.3 million on the Defined Benefit Plan in fiscal years 2006 and 2005, respectively has been included in the General Corporate segment.

[4]	Includes costs of US$17.4 million and US$28.1 million for SCI and other related expenses in fiscal years 2006 and 2005, respectively. See Note 12.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements

[5]	The Company does not report net interest expense for each operating segment as operating segments are not held directly accountable for interest expense.

[6]	The Company does not report deferred tax assets and liabilities for each operating segment as operating segments are not held directly accountable for deferred taxes. All deferred taxes are included in General Corporate.

[7]	Additions to property, plant and equipment are calculated on an accrual basis, and therefore differ from property, plant and equipment in the consolidated statements of cash flows.
5.2 Selling, General and Administrative expenses.
The selling and administration expenses include wages and salaries, and social security costs. These consist of the following:

	31 March
	2006	2005
Wages and salaries	$71.3	$54.2
Pension costs	0.3	1.2
Other social security costs	16.5	10.4

	$88.1	$65.8

The pension costs are determined based on the premiums payable in respect of the financial year and the proportionately calculated purchase prices to redeem the past-service liabilities incurred in the financial year and premiums.
5.3 Stock-based compensation
At 31 March 2006, the Company had the following stock-based compensation plans: the Executive Share Purchase Plan; the 2001 Equity Incentive Plan; one Stock Appreciation Rights Plan; the Supervisory Board Share Plan and the Managing Board Transitional Stock Option Plan. As of 31 March 2006, the Company has no units outstanding under the following stock based compensation plans: Peter Donald Macdonald Share Option Plan; Peter Donald Macdonald Share Option Plan 2001; Peter Donald Macdonald Share Option Plan 2002; and Key Management Shadow Stock Incentive Plan.
The Company accounts for stock options using the fair value provisions of SFAS No. 123, which requires the Company to value stock options issued based upon an option pricing model and recognise this value as compensation expense over the periods in which the options vest.
The Company estimates the fair value of each option grant on the date of grant using the Black-Scholes option-pricing model. In the table below are the weighted average assumptions and weighted average fair values used for grants in fiscal year 2006, 2005 and 2004:

	Years Ended 31 March
	2006		2005		2004

Dividend yield		1.2%		1.1%		1.0%
Expected volatility		27.4%		29.1%		26.0%
Risk free interest rate		4.8%		3.2%		2.7%
Expected life in years		3.3		3.3		3.3
Weighted average fair value at grant date	A$	1.35	A$	1.35	A$	1.42

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements
Compensation expense arising from stock option grants as determined using the Black-Scholes model was US$5.9 million, US$3.0 million and US$3.2 million for the fiscal years ended 31 March 2006, 2005 and 2004, respectively.
Executive Share Purchase Plan
Prior to July 1998, JHIL issued stock under an Executive Share Purchase Plan (the “Plan”). Under the terms of the Plan, eligible executives purchased JHIL shares at their market price when issued. Executives funded purchases of JHIL shares with non-recourse, interest-free loans provided by JHIL and collateralised by the shares. In such cases, the amount of indebtedness is reduced by any amounts payable by JHIL in respect of such shares, including dividends and capital returns. These loans are generally payable within two years after termination of an executive’s employment. As part of the 2001 Reorganisation, the identical terms of the agreement have been carried over to JHI NV. Variable plan accounting under the provisions of Accounting Principles Board (“APB”) Opinion No. 25 has been applied to the Executive Share Purchase Plan shares granted prior to 1 April 1995 and fair value accounting, pursuant to the requirements of SFAS No. 123, has been applied to shares granted after 31 March 1995. Accordingly, the Company recorded variable compensation expense of nil, nil and US$0.1 million for the years ended 31 March 2006, 2005 and 2004, respectively. No shares were issued to executives during fiscal year 2006, 2005 and 2004.
Managing Board Transitional Stock Option Plan
The Managing Board Transitional Stock Option Plan provides an incentive to the members of the Managing Board. The maximum number of ordinary shares that may be issued and outstanding or subject to outstanding options under this plan shall not exceed 1,380,000 shares. At 31 March 2006, there were 1,320,000 options outstanding under this plan.
The Company granted options to purchase 1,320,000 shares of the Company’s common stock at an exercise price per share equal to A$8.53 under the Managing Board Transitional Stock Option plan on 22 November 2005 to the Managing Directors. As set out in the plan rules, the exercise price and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, right issues and capital reconstructions. 50% of these options become exercisable on the first business day on or after 22 November 2008, if the total shareholder returns (“TSR”) (essentially its dividend yield and common stock performance) from 22 November 2005 to that date was at least equal to the median TSR for the companies comprising the Company’s peer group, as set out in the plan. In addition, for each 1% increment that the Company’s TSR is above the median TSR an additional 2% of the options become exercisable. If any options remain unvested on the last business day of each six month period following 22 November 2008 and 22 November 2010, the Company will reapply the vesting criteria to those options on that business day.
2001 Equity Incentive Plan
On 19 October 2001 (the grant date), JHI NV granted a total of 5,468,829 stock options under the JHI NV 2001 Equity Incentive Plan (the “2001 Equity Incentive Plan”) to key US executives in exchange for their previously granted Key Management Equity Incentive Plan (“KMEIP”) shadow shares that were originally granted in November 2000 and 1999 by JHIL. These options may be exercised in five equal tranches (20% each year) starting with the first anniversary of the original shadow share grant.

			October 2001
	Original		Number	Option
Original Shadow	Exercise		of Options	Expiration
Share Grant Date	Price		Granted	Date

November 1999	A$	3.82	1,968,544	November 2009
November 2000	A$	3.78	3,500,285	November 2010

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements
As set out in the plan rules, the exercise prices and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions. Consequently, the exercise price was reduced by A$0.21, A$0.38 and A$0.10 for the November 2003, November 2002 and December 2001 returns of capital, respectively.
Under the 2001 Equity Incentive Plan, additional grants have been made at fair market value to management and other employees of the Company as follows:

	Original		Number	Option
Share Grant	Exercise		of Options	Expiration
Date	Price		Granted	Date

December 2001	A$	5.65	4,248,417	December 2011
December 2002	A$	6.66	4,037,000	December 2012
December 2003	A$	7.05	6,179,583	December 2013
December 2004	A$	5.99	5,391,100	December 2014
February 2005	A$	6.30	273,000	February 2015
December 2005	A$	8.90	5,224,100	December 2016
March 2006	A$	9.50	40,200	March 2016
Each option confers the right to subscribe for one ordinary share in the capital of JHI NV. The options may be exercised as follows: 25% after the first year; 25% after the second year; and 50% after the third year. All unexercised options expire 10 years from the date of issue or 90 days after the employee ceases to be employed by the Company. Also, as set out in the plan rules, the exercise prices and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions.
Consequently, the exercise price on the December 2002 and December 2001 option grants were reduced by A$0.21 for the November 2003 return of capital and the December 2001 option grant was reduced by A$0.38 for the November 2002 return of capital.
The Company is authorised to issue 45,077,100 shares under the 2001 Equity Incentive Plan. The following table summarises the shares available for grant under this plan:

	Years Ended 31 March
Shares Available for Grant	2006	2005	2004

Shares available at 1 April	24,340,258	27,293,210	32,884,940
Awards granted	(5,264,300)	(5,664,100)	(6,179,583)
Options forfeited	700,275	2,711,148	587,853

Shares available at 31 March	19,776,233	24,340,258	27,293,210

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements
The following table shows the movement in all of the Company’s outstanding options:

(In Australian dollars)		2006			2005			2004
		Weighted			Weighted			Weighted
		Average			Average			Average
	Number	Exercise		Number	Exercise		Number	Exercise
	of Shares	Price		of Shares	Price		of Shares	Price

Outstanding at 1 April	20,128,610	A$	5.75	17,978,707	A$	5.72	13,410,024	A$	5.20
Granted	6,584,300		8.83	5,664,100		6.00	6,179,583		7.05
Exercised	(3,925,378)		4.79	(803,049)		4.13	(1,023,047)		4.38
Forfeited	(3,274,275)		5.68	(2,711,148)		6.56	(587,853)		5.79

Outstanding at 31 March	19,513,257	A$	6.99	20,128,610	A$	5.75	17,978,707	A$	5.72

Options exercisable 31 March	7,234,897	A$	5.82	7,155,625	A$	5.08	3,858,736	A$	4.54

(In Australian dollars)		Options Outstanding			Options Exercisable
		Weighted
		Average
	Number	Remaining	Weighted		Number	Weighted
	Outstanding	Contractual	Average		Exercisable	Average
Range of	at	Life (in	Exercise		at	Exercise
Exercise Price	31 March 2006	Years)	Price		31 March 2006	Price

A$ 3.09	773,750	4.6	A$	3.09	773,750	A$	3.09
3.13	257,113	3.6		3.13	257,113		3.13
5.06	1,270,724	5.7		5.06	1,270,724		5.06
5.99	4,464,850	8.7		5.99	967,900		5.99
6.30	273,000	8.9		6.30	68,250		6.30
6.45	2,064,800	6.7		6.45	2,064,800		6.45
7.05	3,857,720	7.7		7.05	1,832,360		7.05
8.53	1,320,000	9.7		8.53	—		—
8.90	5,191,100	9.7		8.90	—		—
9.50	40,200	9.9		9.50	—		—

A$3.09 to A$9.50	19,513,257	8.2	A$	6.99	7,234,897	A$	5.82

Supervisory Board Share Plan
At the 2002 Annual General Meeting, the shareholders approved a Supervisory Board Share Plan (“SBSP”), which requires that all non-executive directors on the Joint Board and Supervisory Board receive shares of the Company’s common stock as payment for a portion of their director fees. The SBSP requires that the directors to take at least $10,000 of their fees in shares and allows directors to receive additional shares is lieu of fees in their discretion. Shares issued under the $10,000 compulsory component of the SBSP are subject to a two-year escrow that requires members of the Supervisory Board to retain those shares for at least two years following issue. The issue price for the shares is the market value at the time of issue. No loans will be entered into by the Company relation to the grant of shares pursuant to the SBSP.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements
Peter Donald Macdonald Share Option Plans
Peter Donald Macdonald Share Option Plan
As a replacement for options previously granted by JHIL on 17 November 1999, Mr Macdonald was granted an option to purchase 1,200,000 shares of the Company’s common stock at an exercise price of A$3.87 per share under the JHI NV Peter Donald Macdonald Share Option Plan. As with the original JHIL option grant, this stock option became fully vested and exercisable on 17 November 2004. The options had an expiration date of 20 April 2005, six months after the date of Mr Macdonald’s resignation. The exercise price and the number of shares available on exercise could be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions, as set out in the plan rules. Consequently, the exercise price was reduced by A$0.21, A$0.38 and A$0.10 for the November 2003, November 2002 and December 2001 returns of capital, respectively. Mr Macdonald exercised all of these options in April 2005.
Peter Donald Macdonald Share Option Plan 2001
As a replacement for options previously granted by JHIL on 12 July 2001, Mr Macdonald was granted an option to purchase 624,000 shares of the Company’s common stock at an exercise price per share equal to A$5.45 under the JHI NV Peter Donald Macdonald Share Option Plan 2001. The replacement options were to become exercisable for 468,000 shares on the first business day on or after 12 July 2004, if JHI NV’s TSR (essentially its dividend yield and common stock performance) from 12 July 2001 to that date was at least equal to the median TSR for the companies comprising JHI NV’s peer group, as set out in the plan. In addition, the replacement options were to become exercisable on that same day for an additional 6,240 shares for each one-percent improvement in JHI NV’s TSR ranking above the median total shareholder returns for its peer group (up to a total of 156,000 additional shares). On the first business day of each month from November 2004 until the options expired on 20 April 2005, six months after the date of Mr Macdonald’s resignation, JHI NV’s total shareholder returns were compared with that of its peer group to determine if any previously unvested options vest according to the applicable test described above. As set out in the plan rules, the exercise price and the number of shares available on exercise could be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions. Consequently, the exercise price was reduced by A$0.21, A$0.38 and A$0.10 for the November 2003, November 2002 and December 2001 returns of capital, respectively. As the TSR requirement had not been met six months after Mr Macdonald ceased to be employed by JHI NV, all of these options expired in April 2005.
Peter Donald Macdonald Share Option Plan 2002
On 19 July 2002, under the JHI NV Peter Donald Macdonald 2002 Share Option Plan, Mr Macdonald was granted an option to purchase 1,950,000 shares of the Company’s common stock at an exercise price of A$6.30 per share. These options were to become exercisable for 1,462,500 shares of JHI NV’s common stock on the first business day on or after 19 July 2005, if JHI NV’s TSR from 19 July 2002 to that date was at least equal to the median TSR for the companies comprising its peer group, which comprises those companies included in the S&P/ASX 200 index excluding the companies listed in the 200 Financials and 200 Property Trust indices. Additionally, for each one-percent improvement in JHI NV’s TSR ranking above the median TSR for its peer group 19,500 shares were to become exercisable (up to a total of 487,500 additional shares). If any options remained unexercisable on that date because the applicable test for TSR was not satisfied, then on the first business day of each month occurring from that day until 31 October 2005, JHI NV’s TSR would again be compared with that of its peer group to determine if any previously unvested options vested according to the applicable test described above. Any vested options would have remained exercisable until the tenth anniversary of the issue date, 19 July 2012. As set out in the plan rules, the exercise price and the number of shares available on exercise could be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions. Consequently, the exercise price was reduced by A$0.21 and A$0.38 for the November 2003 and November 2002 returns of capital, respectively. All 1,950,000 options expired on 31 October 2005.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements
Key Management Shadow Stock Incentive Plan
On 5 December 2003, 12,600 shadow stock shares were granted under the terms and conditions of the Key Management Shadow Stock Incentive Plan. At 31 March 2005, 12,600 shadow stock shares were outstanding. All of these shadow stock shares were cancelled in April 2005.
Stock Appreciation Rights Plan
On 14 December 2004, 527,000 stock appreciation rights were granted under the terms and conditions of the JHI NV Stock Appreciation Rights Incentive Plan. This plan provides similar incentives as the 2001 Equity Incentive Plan. 27,000 of these stock appreciation rights were cancelled in April 2005. The remaining 500,000 stock appreciation rights were outstanding at 31 March 2006 and will vest 50% December 2006 and 50% December 2007. These rights have been accounted for as stock appreciation rights under SFAS No. 123 and, accordingly, compensation expense of US$0.5 million, nil and US$2.6 million was recognized in fiscal year 2006, 2005 and 2004, respectively.
5.4 Amortisation of intangible fixed assets and depreciation of tangible fixed assets and other changes in value
The selling and general administration expenses include amortisation, depreciation and impairment of tangible and intangible fixed assets. These consist of the following components:

	31 March
(Millions of US dollars)	2006	2005

Amortisation and depreciation
Intangible fixed assets	$—	$0.1
Tangible fixed assets	45.3	36.3

	$45.3	$36.4

Other changes in value
Decreases in value:
Intangible fixed assets	$—	$0.1
Tangible fixed assets	(8.9)	(4.1)
Impairement of roofing plant	(13.4)	—

	$(22.3)	$(4.0)

Reversal of decreases in value:
Tangible fixed assets	$—	$3.4

5.5 Financial income and expenses

	31 March
	2006	2005

Interest income	7.0	2.2
Interest expense	(7.2)	(7.3)

	$(0.2)	$(5.1)

5.6 Taxation on result on ordinary activities
Income tax expense includes income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. Income tax expense for continuing operations consists of the following components:

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements

	Years Ended 31 March
(Millions of US dollars)	2006	2005

Income from ordinary activities before income taxes:
Domestic [1]	$113.7	$90.5
Foreign	(548.8)	98.0

Income from ordinary activities before income taxes:	$(435.1)	$188.5

Income tax (expense) benefit:
Current:
Domestic [1]	(9.0)	(14.1)
Foreign	(91.5)	(37.1)

Current income tax expense	(100.5)	(51.2)

Deferred:
Domestic [1]	(0.3)	5.0
Foreign	29.2	(15.7)

Deferred income tax expense	28.9	(10.7)

Total income tax expense for continuing operations	$(71.6)	$(61.9)

[1]	Since JHI NV is the Dutch parent holding company, domestic represents The Netherlands.
The income tax expense computed at the statutory rates represents taxes on income applicable to all jurisdictions in which the Company conducts business, calculated as the statutory income tax rate in each jurisdiction multiplied by the pre-tax income attributable to that jurisdiction. The income tax expense from continuing operations is reconciled to the tax at the statutory rates as follows:

	Years Ended 31 March
(Millions of US dollars)	2006	2005

Continuing operations
Income tax expense computed at statutory tax rates	$121.0	$(65.3)
US state income taxes, net of the federal benefit	(7.1)	(5.3)
Asbestos provision	(214.7)
Benefit from Dutch financial risk reserve regime	12.7	18.1
Expenses not deductible	(3.4)	(2.3)
Non-assessable items	1.4	—
Losses not available for carryforward	(2.6)	(2.4)
Increase in reserves	—	(3.7)
Result of tax audits	20.7	—
Other items	0.4	(1.0)

Total income tax expense	$(71.6)	$(61.9)

Effective tax rate	(16.5)%	32.8%

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements
Deferred tax balances consist of the following components:

	31 March
(Millions of US dollars)	2006	2005

Deferred tax assets:
Provisions and accruals	$33.2	$29.0
Net operating loss carryforwards	8.9	12.8
Capital loss carryforwards	31.2	33.7
Taxes on intellectual property transfer	8.3	10.0

Total deferred tax assets	81.6	85.5
Valuation allowance	(35.2)	(38.1)

Total deferred tax assets net of valuation allowance	46.4	47.4

Deferred tax liabilities:
Property, plant and equipment	(91.7)	(86.9)
Prepaid pension cost	(1.8)	(2.5)

Total deferred tax liabilities	(93.5)	(89.4)

Foreign currency movements	2.8	2.8

Net deferred tax liabilities	$(44.3)	$(39.2)

Under SFAS No. 109, “Accounting for Income Taxes,” the Company establishes a valuation allowance against a deferred tax asset if it is more likely than not that some portion or all of the deferred tax asset will not be realised. The Company has established a valuation allowance pertaining to a portion of its Australian net operating loss carryforwards and all of its Australian capital loss carryforwards. The valuation allowance decreased by US$2.9 million during fiscal year 2006 primarily due to foreign currency movements.
At 31 March 2006, the Company had Australian tax loss carryforwards of approximately US$23.7 million that will never expire. At 31 March 2006, the Company had a US$13.8 million valuation allowance against the Australian tax loss carryforwards.
At 31 March 2006, the Company had US$103.9 million in Australian capital loss carryforwards which will never expire. At 31 March 2006, the Company had a 100% valuation allowance against the Australian capital loss carryforwards.
At 31 March 2006, the undistributed earnings of non-Dutch subsidiaries approximated US$475.6 million. The Company intends to indefinitely reinvest these earnings, and accordingly, has not provided for taxes that would be payable upon remittance of those earnings. The amount of the potential deferred tax liability related to undistributed earnings is impracticable to determine at this time.
Due to the size of the Company and the nature of its business, the Company is subject to ongoing reviews by taxing jurisdictions on various tax matters, including challenges to various positions the Company asserts on its income tax returns. The Company accrues for tax contingencies based upon its best estimate of the taxes ultimately expected to be paid, which it updates over time as more information becomes available. Such amounts are included in taxes payable or other non-current liabilities, as appropriate. If the Company ultimately determines that payment of these amounts is unnecessary, the Company reverses the liability and recognises a tax benefit during the period in which the Company determines that the liability is no longer necessary. The Company records an additional charge in the period in which it determines that the recorded tax liability is less than it expects the ultimate assessment to be.
In fiscal year 2006, the Company finalised certain tax audits and paid all additional amounts due for the applicable fiscal years and recorded a US$20.7 million tax benefit to reduce amounts accrued in excess of all amounts paid.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements
In fiscal year 2005, the Company settled certain tax audits and filed amended income tax returns and paid additional tax for the applicable fiscal years. The Company recorded a US$2.5 million tax benefit to reduce amounts accrued in excess of all amounts paid.
Relevant tax authorities from various jurisdictions in which the Company operates are in the process of auditing the Company’s respective jurisdictional income tax returns for various ranges of years. Of the audits currently being conducted none have progressed sufficiently to predict their ultimate outcome. The Company accrues income tax liabilities for these audits based upon knowledge of all relevant facts and circumstances, taking into account existing tax laws, its experience with previous audits and settlements, the status of current tax examination and how the tax authorities view certain issues.
The Company currently derives significant tax benefits under the US-Netherlands tax treaty. The treaty was amended during fiscal year 2005 and became effective for the Company on 1 February 2006. The amended treaty provides, among other things, new requirements that the Company must meet for the Company to continue to qualify for treaty benefits and its effective income tax rate. During fiscal year 2006, the Company made changes to its organisational and operational structure to satisfy the requirements of the amended treaty and believes that it is now in compliance and should continue qualifying for treaty benefits. However, if during a subsequent tax audit or related process the Internal Revenue Service (“IRS”) determines that these changes do not meet the new requirements, the Company may not qualify for treaty benefits; its effective income tax rate could significantly increase beginning in the fiscal year that such determination is made; and it could be liable for taxes owed from the effective date of the amended treaty provisions.
In March 2006, RCI Pty Ltd (RCI) a wholly owned subsidiary of the Company received an amended assessment from the Australian Taxation Office (“ATO”) in respect of RCI’s income tax return for the year ended 31 March 1999. The amended assessment relates to the amount of net capital gains arising as a result of an internal corporate restructure carried out in 1998 and has been issued pursuant to the discretion granted to the Commissioner of Taxation under Part IVA of the Income Tax Assessment Act 1936. The original amended assessment issued to RCI was for a total of A$412.0 million. However, after a subsequent remission of general interest charges by the ATO the total is now A$378.0 million, comprised of the following:

(Millions of dollars)	US$	A$

Primary tax after allowable credits	$129.5	A$172.0
Penalties (1)	32.4	43.0
General interest charges	122.7	163.0

	$284.6	A$378.0

(1)	Represents 25% of primary tax
In late 2005 the Tax Laws Amendment (Improvements to Self Assessment Act (No 2)) 2005 of Australia (the ROSA Act) went into effect. Prior to the ROSA Act becoming law, the ATO had the power to amend earlier tax assessments to give effect to a determination under the general anti avoidance provisions of the tax legislation, Part IVA, within six years after the date on which tax became due and payable under the earlier assessment. The ROSA Act changed this period from six to four years. Unlike the other changes made by the ROSA Act to the ATO’s powers to amend earlier assessments (which apply only to the 2005 and later tax years), the changes to Part IVA operated immediately from royal assent on 15 December 2005. The amended assessment was issued to RCI to give effect to a Part IVA determination after the ROSA Act became law, but was issued after the four year period had expired (although just before the old six year period had expired).
The ATO has acknowledged in writing to the Company that this was an issue and deferred the time for payment of tax to 30 June 2006 because of the uncertainty. The Government announced on 9 May 2006 that there had been a drafting error and that a law would be presented to Parliament to ensure

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements
retrospectively that the relevant Part IVA changes would only take effect from the 2005 and later tax years. The Company has not seen any draft law.
Even though the ATO did not appear to have the power to make and issue the amended assessment because it was out of time (subject to retrospective correcting legislation being passed), there remains an issue as to whether the amended assessment is valid until successfully challenged in Court, or whether it is invalid and a nullity.
However, if the validity of the amended assessment is confirmed, there is a range of possible payment outcomes in accordance with the ATO Receivable Policy. These will be subject to negotiation with the ATO and include RCI paying the entire assessment on 30 June 2006 or entering into an arrangement with the ATO to pay at least 50% of the primary tax on 30 June 2006.
The Company believes that RCI’s tax position will ultimately prevail in this matter. Accordingly, it is expected that any amounts paid on 30 June 2006 (or any later time) would be recovered by RCI (with interest) at the time RCI is successful in its appeal against the amended assessment.
RCI strongly disputes the amended assessment and is pursuing all avenues of objection and appeal to contest the ATO’s position in this matter. The ATO has confirmed that RCI has a reasonably arguable position that the amount of net capital gains arising as a result of the corporate restructure carried out in 1998 has been reported correctly in fiscal year 1999 tax return and that Part IVA does not apply. As a result, the ATO reduced the amount of penalty from an automatic 50% of primary tax that would otherwise apply in these circumstances, to 25% of primary tax. In Australia, a reasonably arguable position means that the tax position is about as likely to be correct as it is not correct. The Company and RCI received legal and tax advice at the time of the transaction, during the ATO enquiries and following receipt of the amended assessment. The Company believes that the tax position reported in RCI’s tax return for the 1999 year will be upheld on appeal. Accordingly, at this time, the Company is unable to determine with any certainty whether any amount will ultimately become payable by RCI or, if any amount is ultimately payable, the amount of any such payment. Therefore, the Company believes that the probable and estimable requirements under SFAS No. 5, “Accounting for Contingencies,” for recording a liability have not been met and therefore has not recorded any liability at 31 March 2006 for the amended assessment.
5.7 Other non-operating income

	31 March
(Millions of US dollars)	2006	2005

Net sales	$—	$—

(Loss) Income from discontinued operations before income taxes	—	(0.5)
(Loss) on disposal of discontinued operations before income taxes	(0.8)	(0.7)
Investment income	—	0.8
Write off of investments	—	(2.1)

Total other non-operating expense	$(0.8)	$(2.5)

Since its commencement in 2001, James Hardie’s Chilean business has successfully built local demand for fibre cement, and started returning positive earnings before interest and tax over a year ago. Despite this success, the business no longer fits with the company’s strategic direction for future growth.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements
6. Supplementary information
6.1 Employees
As of 31 March 2006 3,272 employees were employed by the Company, allocated by business segment as follows:

	31 March
	2006	2005

USA Fibre Cement	2,150	1,820
Asia Pacific Fibre Cement	773	892
Research and Development	118	131
Other	197	241
Corporate	34	38

Total from continuing operations	3,272	3,122

6.2 Financial instruments
As a multinational corporation, the Company maintains significant operations in foreign countries. As a result of these activities, the Company is exposed to changes in exchange rates which affect its results of operations and cash flows. At 31 March 2006 and 2005, the Company had not entered into any material contracts to hedge these exposures.
The Company purchases raw materials and fixed assets and sells some finished product for amounts denominated in currencies other than the functional currency of the business in which the related transaction is generated. In order to protect against foreign exchange rate movements, the Company may enter into forward exchange contracts timed to mature when settlement of the underlying transaction is due to occur. At 31 March 2006 and 2005, there were no material contracts outstanding.
Credit Risk
Financial instruments which potentially subject the Company to credit risk consist primarily of cash and cash equivalents, investments and trade accounts receivable.
The Company maintains cash and cash equivalents, investments and certain other financial instruments with various major financial institutions. The Company performs periodic evaluations of the relative credit standing of these financial institutions and, where appropriate, places limits on the amount of credit exposure with any one institution.
For off-balance sheet financial instruments, including derivatives, credit risk also arises from the potential failure of counterparties to meet their obligations under the respective contracts at maturity. The Company controls risk through the use of credit ratings and reviews of appropriately assessed authority limits.
The Company is exposed to losses on forward exchange contracts in the event that counterparties fail to deliver the contracted amount. The credit exposure to the Company is calculated as the mark-to-market value of all contracts outstanding with that counterparty. At 31 March 2006 and 2005, total credit exposure arising from forward exchange contracts was not material.
Credit risk with respect to trade accounts receivable is concentrated due to the concentration of the distribution channels for the Company’s fibre cement products. Credit is extended based on an evaluation of each customer’s financial condition and, generally, collateral is not required. The Company has historically not incurred significant credit losses.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements
Interest rates
The Company’s credit facilities currently consist of a 364-day term facilities in the amount of US$110.0 million, which mature in December 2006 and term facilities in the amount of US$245.0 million, which mature in June 2006. For both facilities, interest is calculated at the commencement of each draw-down period based on the US$ London Interbank Offered Rate (“LIBOR”) plus the margins of individual lenders, and is payable at the end of each draw-down period. During the year ended 31 March 2006, the Company paid US$0.7 million in commitment fees. At 31 March 2006, there was US$181.0 million drawn under the combined facilities and US$174.0 million was available.
Fair values
The carrying values of cash and cash equivalents, marketable securities, accounts receivable, short-term borrowings and accounts payable and accrued liabilities are a reasonable estimate of their fair value due to the short-term nature of these instruments. The following table summarizes the estimated fair value of the Company’s long-term debt (including current portion of long-term debt):

	31 March
(Millions of US dollars)	2006		2005

	Carrying Value	Fair Value	Carrying Value	Fair Value

Long-term debt
Floating	$—	$—	$—	$—
Fixed	121.7	133.8	147.4	173.6

Total	$121.7	$133.8	$147.4	$173.6

Fair values of long-term debt were determined by reference to the 31 March 2006 and 2005 market values for comparably rated debt instruments.
Related Party Transactions
JHI NV Directors’ Securities Transactions
The Company’s Directors and their director-related entities held an aggregate of 271,561 ordinary shares and 266,217 ordinary shares at 31 March 2006 and 2005, respectively, and 2,782,544 options and 1,189,544 options at 31 March 2006 and 2005, respectively.
Supervisory Board members on 22 November 2005 participated in an allotment of 7,957 shares at A$8.64 per share under the terms of the Supervisory Board Share Plan which was approved by JHI NV shareholders on 22 August 2005. Directors’ allocations were as follows:

Director	Shares Allotted

M Hellicar	1,515
J Barr	758
MR Brown	758
PS Cameron	1,894
GJ Clark	758
MJ Gillfillan	758
JRH Loudon	758
DG McGauchie	758

Total	7,957

The JHI NV dividend paid on 1 July 2004 and 16 December 2005 to Directors and their related entities was on the same terms and conditions that applied to other holders.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements
Existing Loans to the Company’s Directors and Directors of James Hardie Subsidiaries
At 31 March 2006 and 2005, loans totaling US$30,466 and US$33,204 respectively were outstanding from certain executive directors or former directors of subsidiaries of JHI NV under the terms and conditions of the Executive Share Purchase Plan (the “Plan”). Loans under the Plan are interest free and repayable from dividend income earned by, or capital returns from, securities acquired under the Plan. The loans are collateralised by CUFS under the Plan. No new loans to Directors or executive officers of JHI NV, under the plan or otherwise, and no modifications to existing loans have been made since December 1997.
During fiscal years 2006 and 2005, repayments totaling US$1,892 and US$18,632, respectively, were received in respect of the Plan from AT Kneeshaw, PD Macdonald, PG Morley and DAJ Salter. During fiscal year 2005, an executive director of a subsidiary resigned with loans outstanding of US$117,688. Under the terms of the plan, this director has two years from due date of his resignation to repay such loan.
Payments Made to Directors and Director Related Entities of JHI NV during the Year
In August 2004, Chairman Meredith Hellicar was appointed to a role as Chairman of a special committee of the Board of Directors. The special committee was established to oversee the Company’s asbestos matters and was dissolved on 31 March 2005. In this role, she received a fee of US$33,777 and US$45,000 for the years ended 31 March 2006 and 2005, respectively.
Supervisory Board Director GJ Clark is a director of ANZ Banking Group Limited with whom the Company transacts banking business. Supervisory Board Director DG McGauchie is a director of Telstra Corporation Limited from whom the Company purchases communications services. All transactions were in accordance with normal commercial terms and conditions. It is not considered that these Directors had significant influence over these transactions.
In February 2004, a subsidiary of the Company entered into a consulting agreement in usual commercial terms and conditions with The Gries Group in respect to professional services. The principal of The Gries Group, James P. Gries, is Mr Louis Gries’ brother. Under the agreement, approximately US$12,000 was paid each month to The Gries Group. The agreement expired in June 2005 and payments of US$50,876 and US$157,080 were made for the years ended 31 March 2006 and 2005, respectively. Mr Louis Gries has no economic interest in The Gries Group.
Payments made to Director and Director Related Entities of Subsidiaries of JHI NV
The Company has subsidiaries located in various countries, many of which require that at least one director be a local resident. All payments described below arise because of these requirements.
Payments of US$8,829 and US$6,817 for the years ended 31 March 2006 and 2005, respectively, were made to Grech, Vella, Tortell & Hyzler Advocates. Dr JJ Vella was a director of one of the Company’s subsidiaries. The payments were in respect of professional services and were negotiated in accordance with usual commercial terms and conditions.
Payments of nil and US$86,822 for the years ended 31 March 2006 and 2005, respectively, were made to Pether and Associates Pty Ltd, technical contractors. The late JF Pether was a director of a subsidiary of the Company and was a director of Pether and Associates Pty Ltd. The payments were in respect of technical services and were negotiated in accordance with usual commercial terms and conditions.
Payments totaling nil and US$27,634 for the years ended 31 March 2006 and 2005, respectively, were made to R Christensen and T Norman who are directors of some of the Company’s subsidiaries. The payments were in respect of professional services and were negotiated in accordance with usual commercial terms and conditions.
Payments totaling US$78,496 and US$71,849 for the years ended 31 March 2006 and 2005, respectively, were made to M Helyar, R Le Tocq and N Wild who are directors of a subsidiary of the

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements
Company. The payments were in respect of professional services and were negotiated in accordance with usual commercial terms and conditions.
Payments totaling nil and US$15,488 for the years ended 31 March 2006 and 2005, respectively, were made to Marlee (UK) Ltd. Marlee (UK) Ltd is a director of a subsidiary of the Company. The payments were in respect of professional services and were negotiated in accordance with usual commercial terms and conditions.
Payments totaling US$4,984 and US$4,730 for the years ended 31 March 2006 and 2005, respectively, were made to Bernaldo, Mirador and Directo Law Offices. R Bernaldo is a director of a subsidiary of the Company. The payments were in respect of professional services and were negotiated in accordance with usual commercial terms and conditions.
7. Subsequent Events
Since the Company filed its consolidated financial statements with the ASX on 15 May 2006, there have been the following significant developments:
•	On 29 June 2006, the ATO issued a ruling to the Company to effect that James Hardie’s contributions to the SPF would be tax deductible over the anticipated life of the arrangements in accordance with the recent “blackhole expenditure” Federal Legislation which was enacted in April 2006.

•	On 23 June 2006, the ATO advised the Company that it has refused to endorse the SPF as a tax concession charity, arguing that, in its opinion the scope of its activities under the Trust Deed and the FFA does not meet current legislative requirements for such an endorsement. The Company is reviewing the implications of this development. Having the SPF quality for tax exempt status remains a condition precedent to the completion of the FFA.

•	On 23 June 2006, following negotiation with the ATO regarding the payment options in relation to the amended assessment referred to in Note 13, the ATO advised the Company that it may make a partial payment of 50% of the A$378 million amended assessment (A$189 million (pending the outcome of an appeal. This amount is payable on the later of 30 June 2006 or the date the corrective legislation receives royal assent.

•	In June 2006, the Company’s lenders agreed to extend the maturity date of its 364-term facilities from December 2006 to June 2007 and to extend the maturity date of its term facilities from June 2006 to December 2006.

•	On 1 August the company announced that the NSW government has extended the deadline for the satisfaction of certain conditions precedent under the Final Funding Agreement (“FFA”) to 31 August 2006. The extension recognizes the fact that the company is currently in discussions to resolve outstanding matters with the Australian Taxation Office (ATO) and the NSW government.

James Hardie Industries N.V.
Balance Sheet as at 31 March 2006
(before proposed appropriation of net result)

		31 March
Millions of US dollars	Notes	2006		2005

Assets

Fixed assets	4.0		3,944.8		1,516.6

Current assets
Cash and bank balances		1.6		0.8
Receivables		2.3		1.4
Due from group company		0.2		0.6

Total current assets			4.1		2.8

			3,948.9		1,519.4

Liabilities

Shareholders’ equity	6.0
Called-up and paid-in share capital			253.2		245.8
Share premium account			596.7		585.4
Merger revaluation account			(623.5)		(623.5)
Retained earnings opening		374.3		261.2
Income for the year		783.8		126.8
Interim dividends paid		(45.9)		(13.7)

Retained earnings closing			1,112.2		374.3
Cumulative translation reserve			47.2		43.1

			1,385.8		625.1

Long-term liabilities
Provision on negative net equity of consolidated companies	7.0	—		832.3
Due to group company		51.0		51.0

			51.0		883.3

Current liabilities
Accounts Payable		6.4		5.6
Due to group company		5.7		5.4
Other liabilities	5.0	2,500.0		—

			2,512.1		11.0

			3,948.9		1,519.4

James Hardie Industries N.V.
Profit and Loss account 2006

	31 March
Millions of US dollars	2006	2005

Income (loss) net of tax	27.6	(47.5)

Results from participation after tax	756.2	174.3

Result after taxation	783.8	126.8

James Hardie Industries N.V.
1. General
At 31 March 2001, James Hardie Industries N.V. (the “Company”), formerly RCI Netherlands Holdings B.V., was a wholly owned subsidiary of RCI Lux. Investments S.A.R.L. At that date, the ultimate parent company was James Hardie Industries Limited (“JHIL”), Australia. The Company was incorporated on 26 October 1998 and is located in Amsterdam.
On 2 July 1998, JHIL, a public company organized under the laws of Australia and listed on the Australian Stock Exchange, announced a plan of reorganization and capital restructuring (the “1998 Reorganization”). James Hardie N.V. (“JHNV”) was incorporated in August 1998, as an intermediary holding company, with all its common stock owned by indirect subsidiaries of JHIL. On 16 October 1998, JHIL’s shareholders approved the 1998 Reorganization. Effective as of 1 November 1998, JHIL contributed its fiber cement businesses, its US gypsum wallboard business, its Australian and New Zealand building systems businesses and its Australian windows business (collectively, the “Transferred Businesses”) to JHNV and its subsidiaries. In connection with the 1998 Reorganization, JHIL and its non-transferring subsidiaries retained certain unrelated assets and liabilities (the “Retained Assets and Liabilities”).
On 24 July 2001, JHIL announced a further plan of reorganization and capital restructuring (the “2001 Reorganization”). In connection with the 2001 Reorganization, the Company issued common shares represented by CHESS Units of Foreign Securities (“CUFS”) on a one for one basis to existing JHIL shareholders in exchange for their shares in JHIL such that the Company became the new ultimate holding company for JHIL and JHNV. Completion of the 2001 Reorganization occurred in October 2001.
As part of the 2001 Reorganization, the Company:
•	Received a dividend and a return of capital from one of its subsidiaries

•	Sold all of its subsidiaries to other group companies and realized a gain on the disposal

•	Paid a dividend and a return of capital to its shareholders

•	Undertook a share split and converted the nominal capital into Euro denomination

•	Acquired all the shares of JHIL by issuing new shares in the Company in exchange for the JHIL shares. The Company’s investment in JHIL was recorded at the fair market value of the shares acquired based on the quoted market price of the shares on the date of Reorganization
Shortly following the 2001 Reorganization, the Company changed its accounting policy for its investment in subsidiaries. The investment in subsidiaries is now recorded using the equity accounting method to reflect the net asset value of the subsidiaries. Previously, the Company accounted for its investment in subsidiaries at historical cost. As part of the 2001 Reorganization, the subsidiaries acquired by the Company were recorded at the market capitalization value of JHIL at the date of acquisition, which was significantly higher than the net asset value of the underlying assets in the subsidiaries acquired. Following the 2001 Reorganization, the Company controls the same assets and liabilities as JHIL controlled immediately prior to the 2001 Reorganization. A merger revaluation account is accounted for to reach the historical cost basis using the “as-if” pooling method on the basis that the transfers are between companies under common control.
James Hardie Industries N.V. is incorporated in The Netherlands with its corporate seat in Amsterdam. Its executive offices are located at Atrium, 8th floor, Strawinskylaan 3077, 1077 ZX Amsterdam, The Netherlands.
For the profit and loss account, the Company uses the exemption from Article 402 of book 2 of the Dutch Civil Code.

James Hardie Industries N.V.
2. Basis of presentation
Management of the Company is of the opinion that the functional currency of the Company is the US dollar. Furthermore, the reporting currency of the subsidiaries is also the US dollar. Accordingly, the financial statements of the Company are expressed in millions of US dollars.
3. Summary of significant accounting policies
General
The Company’s financial statements were prepared in accordance with the statutory provisions of Part 9, Book 2, of the Netherlands Civil Code and the firm pronouncements in the Guidelines for Annual Reporting in the Netherlands as issued by the Dutch Accounting Standards Board
4. Financial fixed assets
Movements in financial fixed assets

	Other	Intercomp	Investments in
	participations	any loans	subsidiaries	Total
1 April 2005
Opening balance	—	1,354.9	161.7	1,516.6
Additions		1,702.0		1,702.0
Result participations	—	—	(17.5)	(17.5)
Exchange differences	—	—	4.1	4.1
Preference shares	798.0	—	—	798.0
Other movements	—	58.4	—	—

March 06 balance	798.0	3,115.3	148.3	4,003.2

In March 2006, the Company’s investment in James Hardie Building Products Inc. was sold to a wholly owned subsidiary, James Hardie International Holdings BV, for US$2.5 billion. Sales proceeds were comprised of a US$1.702 billion note receivable from James Hardie International Holdings BV and A shares valued at US$0.798 billion
Borrowings from these companies have no fixed repayment schedule and are non-interest bearing.
Financial fixed assets comprise investments in subsidiaries and loans to group companies. Prior to October 2001, the investment in subsidiaries is stated at historical cost, less amounts written off for diminution in value which are considered to be of a permanent nature. From October 2001, the investment in subsidiaries is recorded using the equity accounting method to reflect the net asset value of the subsidiaries.
The balance as at 31 March 2006 represents the 100% shareholding in James Hardie N.V., James Hardie Research (Holdings) Pty Ltd, James Hardie Fibrocementos Limitada, RCI Holdings Pty Ltd, James Hardie International Holdings BV, James Hardie Insurance Ltd and James Hardie International Finance Sub II..
The balance as at 31 March 2005 represents the 100% shareholding in James Hardie N.V., James Hardie Research (Holdings) Pty Ltd, James Hardie Fibrocementos Limitada, RCI Holdings Pty Ltd, James Hardie International Holdings BV, James Hardie Insurance Ltd and James Hardie Building Products Inc.

James Hardie Industries N.V.
5. Other liabilities.
On March 31, 2006 a restructuring of the group was completed. This included the downstream sale, based on fair value of USD 2,5 billion, of James Hardie Building Products Inc. Prior to the restructure the investment in James Hardie Building Products Inc. was carried at zero. As there is no realisation of profits outside the group the resulting income is deferred and recorded under other liabilities
6. Shareholders Equity
Movements in the difference between the company and consolidated equity and profit/loss in the financial year are as follows:

US$ million	Issued	Share	Merger		Cumulative
	and paid	premium	revaluation	Retained	translation
	in capital	account	account	earnings	reserve	Total
Balance 1 April 2005	245.8	585.4	(623.5)	374.3	43.1	625.1
Issue of ordinary shares	7.4	11.3	—	—	—	18.7
Ordinary dividend	—	—	—	(45.9)	—	(45.9)
Result current year	—	—	—	783.8	—	783.8
Exchange differences	—	—	—	—	4.1	4.1

Balance 31 March 2006	253.2	596.7	(623.5)	1,112.2	47.2	1,385.8

Difference in equity

Equity according to consolidated annual accounts	94.9
Employee loans reclass to Receivables	0.4
Results from participations	1,290.5

Equity according to company annual accounts	1,385.8

The difference between equity according to the company balance sheet and equity according to the consolidated balance sheet is due to the fact that the consolidated participating interest James Hardie International Holdings B.V. and James Hardie International Finance Sub II have negative net asset values but are carried at nil in the company balance sheet.
Difference in profit (loss)

Loss according to consolidated annual accounts	(506.7)
Results from participations	1,290.5

Profits according to company annual results	783.8

The EURO equivalent of the issued share capital at 31 March 2006 amounts to EURO 274,247,892 (2005: EURO 271,931,919).
As at 31 March 2006 the Company had 2,000,000,000 authorized ordinary shares and 463,306,511 issued ordinary shares.
7. Provision on negative net equity of consolidated companies
In prior years, given the impact of the uncertainties in relation to the asbestos claim on the future cash flows, management deemed it appropriate to make a provision for the negative net asset values. However, given the developments in the year ended March 31, 2006 management deem that the direct subsidiaries can fulfill their obligations on a stand alone basis and therefore no provisions for negative net asset values are required as at March 31, 2006

James Hardie Industries N.V.
8. Taxation
The weighted average statutory tax rate of the Company as presented in these accounts differs from the Dutch statutory tax rate as a result of the Dutch fiscal treatment of the activities of the Company.
9. Remuneration to Board of Directors Members
The tables below set forth the compensation for those non-executive and executive directors who served on the Board during the fiscal years ended March 31, 2006 and 2005; and for our five most highly compensated current executive officers and for our former executive officers during the fiscal years ended March 31, 2006 and 2005 (if the current and former non-executive directors and executive officers were in this group for that period):

		Equity	Post-	Other
	Primary	JHI NV	employment	Retirement
	Directors'	Stock (1)	Superannuation (2)	Benefits	Total
Name	Fees US$	US$	US$	US$	US$
Non-Executive Directors
M. Hellicar Fiscal year 2006	$178,777	$20,000	$17,890	$—	$216,667
Fiscal year 2005	128,750	20,000	13,388	—	162,138
M. R. Brown Fiscal year 2006	50,596	10,000	5,454	—	66,050
Fiscal year 2005	60,000	10,000	6,300	—	76,300
D. G. McGauchie Fiscal year 2006	50,596	10,000	5,454	—	66,050
Fiscal year 2005	55,000	10,000	5,850	—	70,850
J. D. Barr Fiscal year 2006	51,100	10,000	—	—	61,100
Fiscal year 2005	60,000	10,000	—	—	70,000
M.J. Gillfillan Fiscal year 2006	51,100	10,000	—	—	61,100
Fiscal year 2005	55,000	10,000	—	—	65,000
J. R. H. Loudon Fiscal year 2006	47,767	10,000	—	—	57,767
Fiscal year 2005	40,000	20,000	—	—	60,000
Former Non-Executive Director
P. Cameron (3) Fiscal year 2006	30,000	25,000	4,950	—	59,950
Fiscal year 2005	40,000	20,000	5,400	—	65,400
G. J. Clark (4) Fiscal year 2006	51,100	10,000	—	—	61,100
Fiscal year 2005	50,000	10,000	—	—	60,000

James Hardie Industries N.V.

		Equity	Post-	Other
	Primary	JHI NV	employment	Retirement
	Directors'	Stock (1)	Superannuation (2)	Benefits	Total
Name	Fees US$	US$	US$	US$	US$
Total Compensation for Non-Executive Directors Fiscal year 2006	511,036	105,000	33,748	—	649,784
Fiscal year 2005	488,750	110,000	30,938	—	629,688

	Primary
				Post-	Equity	Relocation
				employment	Shadow	Allowances
			Noncash	Superannuation	Share and	and Other
	Base Pay	Bonuses(5)	Benefits	and 401(K)	Options (7)	Non-recurring	Total
Name	US$	US$	US$(6)	Benefits US$	US$	Pay US$	US$
Executive Directors
L. Gries Fiscal year 2006	$740,385	$1,890,363	$32,127	$10,478	$717,218	$121,304	$3,511,875
Fiscal year 2005	576,654	1,160,452	136,012	13,000	233,155	—	2,119,273
R. Chenu Fiscal year 2006	564,546	159,832	18,558	50,809	62,736	70,454	926,935
Fiscal year 2005	N/A	N/A	N/A	N/A	N/A	N/A	N/A
B. Butterfield Fiscal year 2006	311,250	450,450	30,410	9,913	128,369	215,717	1,146,109
Fiscal year 2005	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Total Compensation for Executive Directors Fiscal year 2006	1,616,181	2,500,645	81,095	71,200	908,323	407,475	5,584,919
Fiscal year 2005	576,654	1,160,452	136,012	13,000	233,155	—	2,119,273

(1)	The annual allocation to non-executive directors of JHI NV stock to the value of $10,000 was approved by shareholders at the Annual General Meeting held on July 19, 2002. The non-executive directors can elect to take additional stock in lieu of fees.

(2)	The superannuation benefits include Australian mandated 9% superannuation guarantee contributions on the Australian directors’ total fees.

(3)	On January 19, 2006, Mr. Cameron resigned from the Joint and Supervisory Boards and from the Nominating and Governance Committee for health reasons.

(4)	On May 9, 2006, Dr. Clark resigned from our Joint Board, Supervisory Board, Audit Committee, and Nominating and Governance Committee.

(5)	Includes all incentive amounts paid in the year indicated, including the portion of any incentive awarded for performance in the indicated year that was paid in that year as well as, any performance incentive amounts realized as a result of prior years’ performance and paid in the applicable year as a result of our achievement of predetermined financial targets pursuant to the terms of our Economic Profit Incentive Plan. See “Other Compensation: Economic Profit Incentive Plan” for a summary of the terms of our Economic Profit Incentive Plan.

James Hardie Industries N.V.

(6)	Includes the aggregate amount of all noncash benefits received by the executive in the year indicated. Examples of noncash benefits that may be received by our executives include medical and life insurance benefits, car and airfare allowances, executive wellness memberships, long service leaves, and financial planning and tax services.

(7)	Options are valued using the Black-Scholes option-pricing model and the fair value of options granted are included in compensation during the period in which the options vest. The weighted average assumptions and weighted average fair value used for grants in fiscal year 2006 were as follows: 1.2% dividend yield; 27.4% expected volatility; 4.8% risk free interest rate; 3.3 years of expected life; and A$1.35 weighted fair value at grant date. The Company’s Shadow Stock Plan and non-US based Employee Stock Plan were terminated at the end of February 2005 and the value on that day of all the outstanding shares of these plans were paid to participants.

James Hardie Industries N.V.
31 March 2006 — James Hardie Industries NV Accounts
The Board of Supervising Directors,

M Hellicar	M R Brown

M J Gillifillan	J R H Loudon

D G McGauchie	J D Barr

The Board of Managing Directors,

L Gries	B Butterfield

R Chenu

Amsterdam, 14 August, 2006.

James Hardie Industries N.V.
Other information
Post fiscal year events
The Company constructed a small scale roofing manufacturing plant in 2003. Since then it has been undertaking production and market trials of its new roofing product in southern California to quantify the market potential of the new product.
After reviewing the market test results, the Company concluded that greater shareholder value would be created by focusing on other fibre cement growth initiatives. The roofing plant was closed on April 18 resulting in an impairment charge of US$13.4 million recorded in the 2006 fiscal year financial statements.
Profit appropriation according to the Articles of Association
Any profit appropriation must be in accordance with Article 42 of the Company’s Articles of Association as disclosed below.
42.1 Out of the profit made in any financial year shall first be retained by way of reserve, with due observance of applicable provisions of Law relating to statutory reserves (wettelijke reserves) such portion of the profit — the positive balance of the profit and loss account — as determined by the Joint Board.
42.2 The portion of the profit remaining after application of article 42.1, shall be at the disposal of the Joint Board.
42.3 Subject to the Law and these Articles, the Joint Board may resolve to declare a divided and fix the date and amount of payment and determine as to whether or not profits are distributed to Shareholders either in cash or in Shares or other securities issued by the Company or by other companies, or a combination thereof, provided however that the General Meeting shall have the authority to make such distributions in the form of Shares in the Company, if a designation as referred to in article 4.2 is not in force.
42.4 Subject to the provisions of section 2:105 subsection 4 Dutch Civil Code, and these Articles the Joint Board may resolve to declare an interim dividend on Shares. Interim dividends may be distributed to the Shareholders, in proportion to the number of Shares held by each of them, either in cash or in Shares or other securities issued by the Company or by other companies, or a combination thereof, provided however that the General Meeting shall have the authority to make such distributions in the form of Shares in the Company, if a designation as referred to in article 4.2 is not in force.
42.5 Dividends shall be divisible among the Shareholders in proportion to the nominal amount paid (or credited as paid) (excluding the amounts unpaid on those Shares pursuant to article 5) on the Shares of each Shareholder without prejudice to the other provisions of this article 42. To the extent one or more payments on Shares are made during the period to which a dividend relates, the dividend on the amounts so paid on Shares shall be reduced pro rata to the date of these payments.
42.6 The Company can only declare dividends in so far as its shareholders equity (eigen vermogen) exceeds the amount of the paid up and called portion of the share capital, plus the statutory reserves (wettelijke reserves).
Proposed appropriation of the net result for the year
It is proposed to credit the net result for the period to retained earnings. This proposal has not been reflected in these financial statements.
A dividend of US 4.0 cents per share/CUFS was declared and is paid to share/CUFS holders on 6 July 2006. Record date was 14 June 2006.

PricewaterhouseCoopers
Accountants N.V.
Thomas R. Malthusstraat 5
1066 JR Amsterdam
P.O. Box 90357
1006 BJ Amsterdam
The Netherlands
Telephone +31 (20) 568 66 66
Facsimile +31 (20) 568 68 88
www.pwc.com/nl

To: The Board of Managing Directors and the Board of Supervisory

Directors of James Hardie Industries N.V.

Auditors’ report

              Introduction

     In accordance with your assignment we have audited the financial statements of James Hardie Industries N.V., Amsterdam, for the year ended 31 March 2006 as set out on pages 51 to 108. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

     We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

     In our opinion, the financial statements give a true and fair view of the financial position of the company as at 31 March 2006 and of the result for the year then ended in accordance with accounting principles generally accepted in the Netherlands and comply with the financial reporting requirements included in Part 9 of Book 2 of the Netherlands Civil Code.

     Furthermore, we have to the extent of our competence, established that the annual report is consistent with the financial statements.

Amsterdam, 14 August 2006

PricewaterhouseCoopers Accountants N.V.

Drs. P.F.J. Veuger RA

Pricewaterhouse Coopers is the trade name of among others the following companies: PricewaterhouseCoopers Accountants N.V. (Chamber of Commerce 34180285), PricewaterhouseCoopers Belastingadviseurs N.V. (Chamber of Commerce 34180284), PricewaterhouseCoopers Advisory N.V. (Chamber of Commerce 34180287) and PricewaterhouseCoopers B.V. (Chamber of Commerce 34180289). The services rendered by these companies are governed by General Terms & Conditions, which include provisions regarding our liability. These General Terms & Conditions are filed with the Amsterdam Chamber of Commerce and can also be viewed at www.pwc.com/nl.